PROSPECTUS

Filed pursuant to Rule 424(b)(3)

Registration No. 333-114755

1,000,000 Shares of Common Stock

(formerly TransCommunity Bankshares Incorporated)

We are offering 1,000,000 shares of our common stock, $.01 par value, with a minimum purchase of 100 shares, through some of our officers. We are offering these shares at a price of $15.00 per share.

There is no underwriter involved in the offering. Unless extended or earlier terminated, our offering will terminate on December 31, 2004. We reserve the right to amend the terms of the offering at any time.

There is no established market for our common stock and a market is not expected to develop following the offering. The offering price does not necessarily reflect the price at which sales of shares of our common stock may occur during or following the offering.

We intend to use the offering proceeds for general corporate purposes, as well as the anticipated organization and capitalization of the Bank of Rockbridge, N.A., a new bank that we are seeking to organize in Rockbridge County, Virginia.

Investing in our common stock involves risks. See “Risk Factors” on page 6 to read about factors you should consider before buying shares of our common stock.

Neither the Securities and Exchange Commission nor any state securities commission has approved or disapproved of these securities or passed upon the adequacy or accuracy of the prospectus. Any representation to the contrary is a criminal offense.

The shares of common stock we are offering are not deposit accounts and are not insured or guaranteed by the Federal Deposit Insurance Corporation or any other government agency.

	Offering Price		Underwriting Discount	Proceeds To TransCommunity
Per Share	$$15.00		$0	$15.00
Total	$15,000,000.00	(1)	$0	$15,000,000.00	(1)

(1)	Assumes the sale of all 1,000,000 shares offered hereby and prior to the payment of anticipated offering expenses.

This prospectus is dated May 25, 2004.

TransCommunity
FINANCIAL CORPORATION

Bank of Powhatan

Bank Of Goochland

Bank of Louisa

Bank of Rockbridge
Proposed

Main Street Mortgage
& INVESTMENT CORPORATION

TransCommunity
INVESTMENT ADVISORS

TransCommunity
INVESTMENT SERVICES

This prospectus does not constitute an offer to sell or the solicitation of an offer to buy any securities offered hereby in any jurisdiction to any person to whom it is unlawful to make such offer in such jurisdiction. Neither the delivery of this prospectus nor any sale made hereunder shall, under any circumstances, create any implication that the information herein is correct as of any time subsequent to the date hereof or that there has been no change in the affairs of TransCommunity Financial Corporation since such date.

TRANSCOMMUNITY FINANCIAL CORPORATION

(formerly TransCommunity Bankshares Incorporated)

As used throughout this prospectus, the terms “we,” “Company” and “TransCommunity” refer to TransCommunity Financial Corporation (formerly TransCommunity Bankshares Incorporated). “Bank of Powhatan” refers to Bank of Powhatan, N.A., which is a wholly-owned subsidiary of TransCommunity and which has been open for business since March 2000. The terms “Bank of Goochland”, “Bank of Louisa” and “Bank of Rockbridge” refer, respectively, to Bank of Goochland, N.A., which opened for business in November 2002, Bank of Louisa, N.A., which opened for business in April 2004 and Bank of Rockbridge, N.A., a proposed new national bank which TransCommunity seeks to establish as a wholly-owned subsidiary.

PROSPECTUS SUMMARY

This summary highlights selected information about TransCommunity and the offering. This summary does not contain all of the information you should consider before investing in our common stock. You should read the entire prospectus carefully, including the financial statements and related notes. You also should consider the information set forth under the heading “Risk Factors” before making an investment decision.

TransCommunity Financial Corporation

We are a bank holding company designated as a financial holding company under the Gramm-Leach-Bliley Act. We were organized in 2001 under the name TransCommunity Bankshares Incorporated, and are headquartered in Richmond, Virginia. Effective August 15, 2001, we became the holding company for Bank of Powhatan, a national bank headquartered in Powhatan County, Virginia. We also own all the shares of Bank of Goochland, a national bank headquartered in Goochland County, Virginia, as well as all the shares of Bank of Louisa, a national bank headquartered in Louisa County, Virginia. Through Bank of Powhatan, we also own Main Street Mortgage and Investment Corporation, a mortgage brokerage and mortgage banking subsidiary. We also own two other newly-established subsidiaries, TransCommunity Investment Services, Inc., an insurance and investment brokerage affiliate, and TransCommunity Investment Advisors, Inc., a registered investment advisor. We changed our name to TransCommunity Financial Corporation effective May 25, 2004. Our executive offices are located at 4235 Innslake Drive, Glen Allen, Virginia 23060, and our phone number is (804) 934-9999.

Bank of Powhatan

Bank of Powhatan was organized in 1998. It began general banking operations in March 2000. It operates one office located on the north side of U.S. Route 60, the county’s major east-west highway, near Flat Rock in Powhatan County. It provides services to businesses and individuals in the Powhatan County, Virginia area.

Bank of Goochland

Bank of Goochland opened its first office for business in November 2002, in a newly renovated leased facility at historic Goochland Courthouse, providing services to businesses and individuals in the Goochland County area.

Bank of Goochland subsequently opened its permanent main office at Centerville, on U.S. Route 250, in October 2003. This location is on a heavily traveled route used by Goochland County residents in their commute to and from work in the Richmond area. The location is six miles west of Innsbrook, a significant business community in western Henrico County. Its office at Goochland Courthouse continues as a branch office facility.

Bank of Louisa

Bank of Louisa opened its first office for business in July 2003, in Louisa County, Virginia, as a branch of the Bank of Powhatan. In April 2004, Bank of Louisa opened for business as a separate subsidiary of TransCommunity. Concurrently with its opening, the new Bank purchased the assets and assumed the deposits of the Louisa branch of Bank of Powhatan. Bank of Louisa expects to open its permanent main office site in the Town of Louisa later in 2004.

The Proposed Bank of Rockbridge

TransCommunity is seeking to establish a fourth bank subsidiary, to be known as Bank of Rockbridge, in the Lexington, Virginia area. This site lies in the Shenandoah Valley approximately 135 miles west of Richmond. Lexington, the county seat of Rockbridge County, is home to many state and national historic landmarks and serves as the retail, service, governmental and educational center for the area. TransCommunity considers Rockbridge County to be an attractive market for a new bank for many of the same reasons that led it to establish subsidiaries in the counties of Powhatan, Goochland and Louisa.

Our Primary Market Area

TransCommunity’s primary market area lies in Virginia’s central piedmont region, west of the Richmond metropolitan area and south of the Washington/Northern Virginia metroplex. Within this market area, TransCommunity currently operates three national bank subsidiaries. Two of these subsidiaries operate banking offices in the eastern portions of Goochland County and Powhatan County, just to the west of metropolitan Richmond. The third operates in Louisa County, approximately 45 miles to the northwest of metropolitan Richmond.

TransCommunity is seeking to establish a fourth bank subsidiary within this primary market area in or near the City of Lexington, in Rockbridge County, Virginia, which lies approximately 135 miles to the west of the Richmond metropolitan area.

TransCommunity’s non-banking affiliates offer their services through each of TransCommunity’s bank subsidiaries, as well as through a network of independent offices located throughout the State of Virginia.

Our Business Strategy

TransCommunity, through its subsidiary banks and other affiliates, is pursuing and will continue to pursue a community banking strategy by offering a broad range of banking products to individuals, professionals and small to medium-sized businesses, with an emphasis on personalized service and local decision-making authority. TransCommunity will undertake to support this strategy by providing back office, product development, marketing, technology, financial and managerial support. The expansion and growth strategy of TransCommunity includes attracting experienced local management teams who will have significant decision-making authority at the local bank level, and local independent boards of directors consisting of individuals with strong community affiliations and extensive business backgrounds and business development potential in the identified markets.

Reason for the Current Offering

TransCommunity is a relatively new organization. Bank of Powhatan opened for business in 2000. Bank of Goochland opened in 2002 and completed its main office location in October 2003. Bank of Louisa opened as a branch of Bank of Powhatan in 2003 and became a separate subsidiary bank in 2004. Over the period September 2001 to November 2003, TransCommunity engaged in a non-underwritten public offering of its shares of common stock. TransCommunity sold 1,269,427 shares in the offering and received gross proceeds of approximately $13.0 million. Approximately $10.0 million was used to capitalize the Bank of Goochland and the Bank of Louisa. The balance of the proceeds were used for other general corporate purposes, including principally the support of TransCommunity’s operations at the holding company level, the establishment of trust banking services at its subsidiary banks and the development of asset management, insurance and securities brokerage services through its non-bank subsidiaries.

The present offering is being undertaken to provide additional funds for TransCommunity’s continuing operations, including the capitalization of a contemplated new bank subsidiary to be organized in the Lexington, Virginia area as well as the expansion of its non-banking services and activities. The capitalization of the Bank of Rockbridge will require approximately $5.0 million of capital. The sale of additional shares of stock is an important source of capital to support TransCommunity’s operations at the holding company level and essential to the establishment of the contemplated new bank.

THE OFFERING

Common stock offered	1,000,000 shares

Common stock outstanding before this offering commenced	2,067,613 shares

Common stock outstanding after this offering (assuming all shares offered hereby are sold and excluding shares issuable upon exercise of outstanding options for the purchase of 318,675 shares)	3,067,613 shares

Purchase price per share	$15.00 per share

Maximum individual subscription	No limit

Minimum individual subscription	100 shares

Use of proceeds	To capitalize and fund the operations of TransCommunity, including the costs incurred in the anticipated organization and capitalization of the Bank of Rockbridge, and for other general corporate purposes. See “Use of Proceeds.”

Method of distribution	The offering of shares made hereby is not underwritten. Offers and sales of shares of common stock will be made on our behalf primarily by certain of our officers, who will not receive any commissions or other remuneration in connection with these activities.

Funding of stock subscriptions	Subscribers will be required to remit in cash 100% of the aggregate purchase price of the shares subscribed for at the time a subscription is submitted.

SUMMARY CONSOLIDATED FINANCIAL DATA

The following summary consolidated financial data for the two years ended December 31, 2003 and 2002, are derived from the audited consolidated financial statements of TransCommunity contained elsewhere in this prospectus and should be read in conjunction with the historical consolidated financial statements of TransCommunity, including the accompanying notes, included elsewhere in this prospectus.

	2003	2002
	(In thousands, except ratios and per share amounts)
Income Statement Data:
Net interest income	$2,831	$1,548
Provision for loan losses	386	227
Noninterest income	2,433	1,507
Noninterest expenses	7,117	4,024
Income tax expense	0	0
Net loss	(2,237)	(1,197)

Per Share Data:
Net loss	(1.19)	(1.05)
Cash dividends	N/A	N/A
Book value	7.29	7.77
Average shares outstanding	1,887,458	1,143,262

Balance Sheet Data:
Assets	99,924	51,123
Loans, net of unearned income
and allowance for loan losses	65,277	36,655
Total investment securities	19,753	4,198
Deposits	82,675	36,712
Stockholders’ equity	14,901	12,471

Operating Ratios:
Net loss on average assets	(2.96)%	(3.04)%
Net loss on average equity	(16.22)%	(14.06)%
Dividend payout ratio	N/A	N/A

Capital Ratios:
Bank Only
Leverage	20%	30%
Risk-based:
Tier 1 capital	21%	46%
Total capital	22%	47%
Consolidated
Total equity to total assets	15%	24%

Average equity to average assets	18%	26%

FORWARD-LOOKING STATEMENTS

This prospectus contains certain forward-looking statements, including or related to our future results, including certain projections and business trends. Assumptions relating to forward-looking statements involve judgments with respect to, among other things, future economic, competitive and market conditions and future business and regulatory decisions, all of which are difficult or impossible to predict accurately and many of which are beyond our control. When used in this prospectus, the words “estimate,” “project,” “intend,” “believe” and “expect” and similar expressions identify forward-looking statements. These and other statements, which are not historical facts, are based largely on management’s current expectations and assumptions and are subject to a number of risks and uncertainties that could cause actual results to differ materially from those contemplated by these forward-looking statements. Although we believe that the assumptions underlying these forward-looking statements are reasonable, any of the assumptions could prove inaccurate, and we may not realize the results contemplated by the forward-looking statement. For example, the forward-looking information contained in this prospectus regarding Bank of Rockbridge, which is a proposed new national bank, is wholly dependent on our ability to raise the capital necessary to secure all required regulatory approvals for the bank. Some more specific risks are discussed below.

In light of the significant uncertainties inherent in the forward-looking information included in this prospectus, you should not regard the inclusion of this information as our representation that we will achieve any strategy, objectives or other plans. The forward-looking statements contained in this prospectus speak only as of the date of this prospectus, and we have no obligation to update or revise any of these forward-looking statements.

RISK FACTORS

We have a limited operating history upon which to base any estimate of our future success.

Bank of Powhatan, which opened for business in March 2000, Bank of Goochland, which opened for business in November 2002, Bank of Louisa, which opened for business in April 2004 and TransCommunity, which was organized in March 2001, each have limited operating histories. As a consequence, you have limited financial information on which to base any estimate of our future performance. The financial statements presented in this report may not be as meaningful as those of a company which has a longer history of operations. Because of our limited operating history, you do not have access to the type and amount of information that would be available to a shareholder of a financial institution with a more extended operating history.

TransCommunity, Bank of Goochland and Bank of Louisa expected to experience, significant start-up operating losses.

The future success of our operations must be considered in light of the expenses, complications and delays frequently encountered in connection with the establishment of new banks and related financial services.

Typically, new banks are not profitable in their first several years of operation. For the years ended December 31, 2000 and 2001, Bank of Powhatan experienced net losses of $147,456 and $550,962, respectively. For the year ended December 31, 2002, Bank of Powhatan reported net income of $315,179, but in 2003, its net income was reduced to $270,010 after accounting for costs of approximately $280,000 associated with the start up of the branch of the Bank of Powhatan established in July 2003 in Louisa County. For the year ended December 31, 2003, Bank of Goochland reported a net loss of $736,409. TransCommunity had consolidated net losses for 2002 and 2003 of $1,196,653 and $2,237,495, respectively. We expect Bank of Goochland and Bank of Louisa will incur losses comparable to those experienced by Bank of Powhatan for their first several years of operations.

We may not be successful in raising sufficient capital to support our current business plan.

TransCommunity has utilized the sale of shares of capital stock to fund a major portion of the organizational and capitalization costs it has incurred in establishing Bank of Goochland and Bank of Louisa, as well as in establishing other subsidiaries to provide a variety of financial services. Until TransCommunity’s subsidiary banks are in a position to pay dividends to TransCommunity, TransCommunity will continue to depend largely upon the sale of shares of stock to finance its holding company operations. If TransCommunity is not successful in raising sufficient capital through the sale of the shares offered hereby, it may not have sufficient funds to meet its operating needs and may have to scale back its holding company operations or seek other less capital intensive means of continuing its current business plan.

We may not be successful in raising sufficient capital to support our expansion plans.

Through our prior offering of shares of common stock, TransCommunity raised the capital required to open the Bank of Goochland and the Bank of Louisa, but it may not be successful in selling sufficient additional shares to raise the capital required to open the Bank of Rockbridge. The minimum capital necessary to obtain regulatory approvals to open the Bank of Rockbridge is approximately $5 million. If TransCommunity does not raise sufficient capital through the sale of shares, the growth prospects of TransCommunity would be diminished, and it would seek other less capital intensive opportunities to expand its business.

Many of the loans in Bank of Powhatan’s, Bank of Goochland’s and Bank of Louisa’s loan portfolios are too new to show any signs of problems.

A significant portion of Bank of Powhatan’s loans have been originated in the past two years. All of Bank of Goochland’s loans have been originated since November 25, 2002 and all of Bank of Louisa’s loans have originated since July 2003. Although we believe we have conservative underwriting standards, it is difficult to assess the future performance of Bank of Powhatan’s, Bank of Goochland’s and Bank of Louisa’s loan portfolios due to the recent origination of many of the loans. As of December 31, 2003, TransCommunity had a consolidated allowance for loan losses of $842,819 (1.27% of total loans), whereas at December 31, 2002, TransCommunity had an allowance for loan losses of $462,200 (1.25% of total loans). At March 31, 2004, TransCommunity had no loans classified as restructured or 90 days or more past due, and $438,000 in loans (consisting principally of a single loan) in non-accrual status. We can give you no assurance that our non-performing or delinquent loans will not adversely affect our future performance.

If our allowance for loan losses becomes inadequate, our results of operations may be adversely affected.

We maintain an allowance for loan losses that we believe is adequate to absorb any potential losses in our loan portfolio. Through a periodic review and consideration of the loan portfolio, management determines the amount of the allowance for loan losses by considering general market conditions, credit quality of the loan portfolio and performance of our customers relative to their financial obligations with us. The amount of future losses is susceptible to changes in economic, operating and other conditions, including changes in interest rates that may be beyond our control and these losses may exceed our current estimates. Although we believe the allowance for loan losses is adequate to absorb probable losses in our loan portfolio, we cannot predict such losses or that our allowance will be adequate in the future. Excessive loan losses could have a material adverse impact on our financial performance. See “Management’s Discussion and Analysis—Provision for Loan Losses” and “—Allocation for the Allowance for Loan Losses” for a more extensive discussion of our allowance for loan losses.

Federal and state regulators, as an integral part of their supervisory function, periodically review our allowance for loan losses. These regulatory agencies may require us to increase our provision for loan losses or to recognize further loan charge offs based upon their judgments, which may be different from ours. Any increase in the allowance for loan losses required by these regulatory agencies could have a negative effect on our financial condition and results of operations.

We may not be able to successfully manage continued growth using the net proceeds from this offering.

We intend to use the proceeds of the offering to support further growth in the level of our assets and deposits and to expand our banking network. Our ability to continue to grow depends upon our ability to open new banks, attract new deposits, identify loan and investment opportunities and maintain adequate capital levels. Our future profitability will depend in part on our ability to manage growth successfully. Our ability to manage growth successfully will depend on our ability to maintain cost controls and asset quality while attracting additional loans and deposits, as well as on factors beyond our control, such as economic conditions and interest rate trends. Further, we may not be able to maintain the relatively low levels of charge-offs and nonperforming loans that we have experienced. We may be required to make additional investments in equipment and personnel to manage higher asset levels and loan balances, which may adversely impact earnings and shareholder returns. Increases in operating expenses, charge-offs or nonperforming assets may have an adverse impact on the value of our common stock. If we grow too quickly and are not able to control costs and maintain asset quality, growth could materially adversely affect our financial performance.

The markets for our services are highly competitive and we face substantial competition.

The banking business is highly competitive. We compete as a financial intermediary with other commercial banks, savings and loan associations, credit unions, finance companies, mutual funds, insurance companies and brokerage and investment banking firms soliciting business from residents of and businesses located in our market and many of which have greater resources than we have. Many of our competitors enjoy competitive advantages, including greater financial resources, a wider geographic presence or more accessible branch office locations, the ability to offer additional services, more favorable pricing alternatives and lower origination and operating costs. This competition could result in a decrease in loans we originate and could negatively affect our results of operations.

In attracting deposits, we compete with insured depository institutions such as banks, savings institutions and credit unions, as well as institutions offering uninsured investment alternatives, including money market funds. Traditional banking institutions, as well as entities intending to transact business online, are increasingly using the Internet to attract deposits without geographic or physical limitations. In addition, many nonbank competitors are not subject to the same extensive regulations that govern us. These competitors may offer higher interest rates than we offer, which could result in either our attracting fewer deposits or increasing our interest rates in order to attract deposits. Increased deposit competition could increase our cost of funds and could affect adversely our ability to generate the funds necessary for our lending operations, which would negatively affect our results of operations.

Changes in interest rates could have an adverse effect on our income.

Our profitability depends to a large extent upon our net interest income. Net interest income is the difference between interest income on interest-earning assets, such as loans and investments, and interest expense on interest-bearing liabilities, such as deposits and borrowings. Our net interest income will be adversely affected if market interest rates change so that the interest we pay on deposits and borrowings increases faster than the interest we earn on loans and investments. Changes in interest rates also can affect the value of our loans. An increase in interest rates could adversely affect borrowers’ ability to pay the principal or interest on our loans. This may lead to an increase in our nonperforming assets and could have a material and negative effect on our results of operations.

Interest rates are highly sensitive to many factors, including governmental monetary policies and domestic and international economic and political conditions. Conditions such as inflation, recession, unemployment, money supply and other factors beyond our control may also affect interest rates. Fluctuations in market interest rates are neither predictable nor controllable and may have a material and negative effect on our business, financial condition and results of operations.

We are subject to significant government regulations that affect our operations and may result in higher operating costs or increased competition for us.

Our success will depend not only on competitive factors, but also on state and federal regulations affecting bank holding companies generally. Regulations now affecting us may change at any time, and these changes may adversely affect our business.

We are subject to extensive regulation by the Board of Governors of the Federal Reserve System, the Office of Comptroller of the Currency and the Federal Deposit Insurance Corporation, and to a lesser extent, the Bureau of Financial Institutions of the Virginia State Corporation Commission. Supervision, regulation and examination of banks and bank holding companies by bank regulatory agencies are intended primarily for the protection of depositors rather than shareholders. These agencies examine bank holding companies and commercial banks, establish capital and other financial requirements and approve new branches, acquisitions or other changes of control. Our ability to establish new banks or branches or make acquisitions is conditioned on receiving required regulatory approvals from the applicable regulators.

We believe that changes in legislation and regulations will continue to have a significant impact on the banking industry. Although some of the legislative and regulatory changes may benefit us and our banks, others will increase our costs of doing business and could assist our competitors that are not subject to similar regulation.

Our success will depend significantly upon general economic conditions in central Virginia and nationally.

Our success will depend significantly upon general economic conditions in central Virginia as well as national economic conditions affecting Virginia. Any prolonged economic dislocation or recession affecting central Virginia could cause the banks’ non-performing assets to increase, causing operating losses, impaired liquidity and the erosion of capital. Such an economic dislocation or recession could result from a variety of causes, including natural disasters, a prolonged downturn in various industries upon which the economy of central Virginia depends, or a national recession.

We will not be in a position to pay dividends for the forseeable future.

We do not expect to pay dividends on our common stock for at least several years. We intend to retain future earnings, if any, to improve each bank’s capital structure to support future growth. Dividend distributions of national banks are restricted by statute and regulation. Our future dividend policy will depend in large part on the earnings of our subsidiary banks, capital requirements, financial condition and other factors considered relevant by our board of directors.

If a market for our common stock does not develop, you may not be able to sell your shares.

There is currently no active market for our shares of common stock. Because this offering is not underwritten, it is unlikely that an active and liquid trading market for the shares will develop and be maintained. You should only invest in the common stock if you have a long-term investment intent. If an active market does not develop, you may not be able to sell your shares promptly or perhaps at all.

The offering price was arbitrarily set by the directors and may not accurately reflect the value of an investment in our common stock.

There is no established market for the common stock. The offering price of $15.00 per share was arbitrarily determined by the directors, and does not bear any direct relationship to TransCommunity’s assets, book value, net worth or any other recognized criteria of value. In determining the offering price of the common stock, the directors considered the prices at which TransCommunity has previously sold shares of stock in a non-underwritten offering, the likely capital requirements for the proposed new Bank and general market conditions for the sale of securities. Should a market develop for our common stock after this offering is complete, there is no guarantee that the market price will be greater than or equal to the public offering price.

We depend on the services of key personnel, and a loss of any of those personnel could disrupt our operations and result in reduced earnings.

We are a customer focused and relationship driven organization. Our growth and success has been in large part driven by the personal customer relationships maintained by our executives. We depend on the performance of William C. Wiley, our Chief Executive Officer, Bruce B. Nolte, our President and Chief Operating Officer, and Thomas M. Crowder, our Chief Financial Officer. These executive officers have been instrumental in the creation of TransCommunity and it may be difficult to replace any of them. We have included descriptions of the recent business experience of these individuals in “Management—The Board of Directors of TransCommunity” and “—Executive Officers of TransCommunity Who Are Not Directors.” Although we have entered into employment contracts with our executive officers, we cannot offer any assurance that they and other key employees will remain employed by us. The loss of services of one or more of these key employees could have a material adverse effect on our operations and possibly result in reduced revenues and earnings.

The success of our future recruiting efforts will impact our ability to grow.

The implementation of our business strategy will also require us to continue to attract, hire, motivate and retain skilled personnel to develop new customer relationships as well as new financial products and services. Many experienced banking professionals employed by our competitors are covered by agreements not to compete or solicit their existing customers if they were to leave their current employment. These agreements make the recruitment of these professionals more difficult. The market for these people is competitive, and we cannot assure you that we will be successful in attracting, hiring, motivating or retaining them. The success of our recruiting efforts may impact our ability to grow and future profitability.

You may be one of only a small number of investors in the offering.

Because this is not a firm-commitment underwritten offering, there is no escrow arrangement providing for a refund of stock proceeds to investors, and there are no assurances that we will sell all or any specified portion of the shares offered hereby. However, certain of our offering expenses will not change substantially based on the number of shares we ultimately sell in this offering. Moreover, the longer this offering is made, the greater our offering expenses will be. As a result, it is possible that a substantial percentage of our offering proceeds may be used to pay our offering expenses, resulting in proportionately less net proceeds available to fund our operational needs and expansion efforts. For example, if we fail to sell more than 80,000 shares in this offering, our estimated offering expenses would likely be more than 20% of our offering proceeds.

TERMS OF THE OFFERING

Minimum and Maximum Individual Subscriptions

The minimum subscription for the offering is 100 shares. There is no limit on the maximum number of shares that may be acquired directly by any one individual or entity.

Company Discretion

We reserve the right, in our sole discretion, to accept or reject any subscription in whole or in part on or before the expiration date. With respect to any subscriptions that we do not accept in whole or in part, the unaccepted portion of the subscription funds will be returned, without interest.

Plan of Distribution

There is no underwriter involved in the offering. Offers and sales of our common stock will be made on our behalf by certain of our officers and employees. Such individuals will not receive any commissions or other remuneration in connection with these activities, but they will be reimbursed for their reasonable expenses incurred in the offering.

Amendment or Termination

Unless extended or earlier terminated, the offering will terminate on December 31, 2004. We reserve the right to amend the term of the offering at any time.

Subscription Procedures

Subscriptions may be made by completing and signing the Subscription Agreement attached as Exhibit A to this prospectus and mailing or delivering it, together with a check or money order equal to 100% of the total subscription price, to TransCommunity.

Each prospective investor who desires to purchase 100 or more shares must:

1.	Complete, date and execute the Subscription Agreement that is attached as Exhibit “A” to this prospectus.

2.	Make a check payable to “TransCommunity Financial Corporation” in an amount equal to $15.00 multiplied by the number of shares subscribed for.

3.	Return the completed Subscription Agreement as follows:

By hand, U.S. Mail or overnight delivery to:

TransCommunity Financial Corporation

4235 Innslake Drive, Glen Allen, Virginia 23060

4.	On our receipt and acceptances of payment for the shares subscribed for, the Subscription Agreement will become final, binding and irrevocable.

Certificates evidencing shares of TransCommunity’s common stock duly subscribed for and paid in full will be issued and delivered to those subscribers whose subscriptions are accepted as soon as practicable after the subscription is accepted.

USE OF PROCEEDS

The offering is not underwritten and no assurance can be provided as to the amount of net proceeds TransCommunity may receive as a result of the offering. However, if all the shares offered hereby are sold, the total gross proceeds to TransCommunity from the sale of all shares offered hereby are estimated to be approximately $15 million, based upon the public offering price of $15 per share and before deducting the expenses payable by TransCommunity. Any proceeds received by TransCommunity will be used for general corporate purposes, including the costs of organizing and capitalizing the Bank of Rockbridge.

If the Bank of Rockbridge does not receive the necessary regulatory approvals, TransCommunity will devote the proceeds of this offering as described above to support the growth of Bank of Powhatan, the Bank of Goochland, the Bank of Louisa and other TransCommunity subsidiaries. TransCommunity anticipates that such growth for its subsidiary banks would be achieved, at least in part, through branching.

MARKET FOR COMMON STOCK

TransCommunity’s common stock is not listed or quoted, nor is there an established trading market for its shares. There can be no assurance that an active trading market will ever develop. As of March 31, 2004, we had 2,067,613 shares of common stock issued and outstanding, held by approximately 2,800 shareholders of record.

DIVIDEND POLICY

TransCommunity has not declared or distributed any cash dividends to its shareholders and it is not likely that any cash dividends will be declared for several years. The Board of Directors of TransCommunity intends to follow a policy of retaining any earnings to provide funds to operate and expand the business of TransCommunity and its subsidiary banks, including, if opened, the Bank of Rockbridge, for the foreseeable future. The future dividend policy of TransCommunity is subject to the discretion of the Board of Directors and will depend upon a number of factors, including future earnings, TransCommunity’s financial condition, cash requirements and general business conditions. For the foreseeable future, TransCommunity’s ability to distribute cash dividends will depend entirely upon our subsidiary banks’ abilities to pay dividends to TransCommunity. As national banks, our subsidiary banks are subject to legal limitations on the amount of dividends each is permitted to pay. Importantly, a national bank may not pay a dividend until it has recovered its initial operating losses and has earnings available for the payment of dividends. Furthermore, neither our subsidiary banks nor

TransCommunity may declare or pay a cash dividend on any of their capital stock if they are insolvent or if the payment of the dividend would render them insolvent or unable to pay their obligations as they become due in the ordinary course of business. See “Supervision and Regulation—Payment of Dividends.”

DETERMINATION OF OFFERING PRICE

Because there is no established market for TransCommunity’s common stock, the offering price of $15.00 per share for the shares of common stock offered by this prospectus was arbitrarily determined by the directors, and does not bear any direct relationship to TransCommunity’s earnings, assets, book value, net worth or any other recognized criteria of value. Between September 2001 and November 2003 we engaged in a non-underwritten offering of 1,500,000 shares of our common stock. The initial offering price was $10.00 per share. In March 2003, in light of the continuing growth of the Bank of Powhatan and the opening of the Bank of Goochland in November 2002, the board of directors determined to increase the per share offering price of the remaining shares being offered to $14.00 per share. In that offering we sold 1,269,427 shares and received gross proceeds of approximately $13.0 million. In making a determination of the offering price of $15.00 per share for the current offering, the directors took into consideration the prices at which shares of TransCommunity have been previously sold in the prior non-underwritten offering, the likely capital required for a new bank subsidiary, and general market conditions. Given these factors, the directors have determined that an offering price of $15.00 per share is an appropriate offering price given the continued growth of TransCommunity.

DILUTION

At December 31, 2003, TransCommunity had a net tangible book value of approximately $14.6 million, or $7.05 per share. Net tangible book value per share represents the amount of TransCommunity’s shareholders’ equity, less intangible assets, divided by 2,067,613 shares of common stock, which was the number of shares of common stock outstanding at December 31, 2003. Dilution per share to new investors represents the difference between the amount per share paid by purchasers of shares of common stock in the offering made hereby and the pro forma net tangible book value per share of common stock immediately after, and assuming, completion of the offering. After (i) giving effect to the sale by TransCommunity of the assumed sale of 1,000,000 shares at an offering price of $15.00 per share, (ii) deducting estimated offering expenses of $250,000, and (iii) giving effect to the application of the estimated net proceeds as set forth under “Use of Proceeds,” the pro forma net tangible book value of TransCommunity at December 31, 2003, would have been approximately $29.3 million, or $9.56 per share. This represents an immediate increase in pro forma net tangible book value of $2.51 per share to existing shareholders and an immediate dilution of $5.44 per share to new investors purchasing shares at $15.00 per share. The following table illustrates this per share pro forma dilution:

Net tangible book value per share at December 31, 2003	$7.05
Pro forma net tangible book value per share after the offering (assuming the sale of all shares offered)	$9.56
Pro forma increase per share attributable to new investors purchasing at $15.00 per share	$2.51
Pro forma dilution per share to new investors purchasing at $15.00 per share	$5.44

The following table sets forth on a pro forma basis (a) the number of shares of common stock of TransCommunity issued (i) prior to the issuance of any shares in any public offering, (ii) between the period of September 2001 and November 2003 in connection with TransCommunity’s non-underwritten offering of 1,500,000 shares initially at $10.00 per share and then beginning in May 2003 at $14.00 per share, and (iii) in this non-underwritten offering assuming 1,000,000 shares are sold at $15.00 per share, and (b) the total consideration and average price per share paid to TransCommunity with respect to common stock (i) held by the existing shareholders of TransCommunity prior to the sale of shares in any public offering, (ii) paid to TransCommunity with respect to common stock purchased during the non-underwritten offering between the period of September 2001 and November 2003 and (iii) to be paid by new investors in this non-underwritten offering at the public offering price of $15.00 per share.

	Shares Purchased			Total Consideration			Average* Price Per
	Number		Percent	Amount		Percent	Share
Pre 12/31/01 shareholders	772,586		25.4%	$7,531,343	(1)	21.2%	$9.74
Investors from 9/18/01 to 4/30/03 at $10.00 per share	1,188,343		39.0%	11,883,343		33.4%	$10.00
Investors from 5/01/03 to 11/14/03 at $14.00 per share	81,084		2.7%	1,135,176		3.2%	$14.00
New investors at $15.00 per share	1,000,000	(2)	32.9%	15,000,000		42.2%	$15.00

Total	3,042,013		100.0%	$35,549,862		100.0%

*	Before offering expenses.
(1)	Total consideration based on aggregate common stock par value of $7,726 at December 31, 2001, plus paid-in surplus on the same date of $7,523,617.
(2)	Assumes the sale of all shares offered by this prospectus.

MANAGEMENT’S DISCUSSION AND ANALYSIS

OF FINANCIAL CONDITION AND RESULTS OF OPERATIONS

The following is management’s discussion and analysis of the financial condition and results of operations of TransCommunity as of and for the years ended December 31, 2003 and 2002. This discussion should be read in conjunction with the Company’s consolidated financial statements and accompanying notes appearing elsewhere in this prospectus.

TransCommunity Financial Corporation—Overview

TransCommunity Financial Corporation (formerly TransCommunity Bankshares Incorporated) is a community bank holding company, designated for regulatory purposes as a financial holding company, headquartered in Glen Allen, Virginia, a suburb of Richmond. TransCommunity was organized as a Virginia corporation in March 2001, and became a bank holding company effective August 15, 2001, as a result of its acquisition of all the stock of Bank of Powhatan in a share-for-share exchange transaction. In February 2004, TransCommunity became a financial holding company pursuant to the Graham-Leach Bliley amendments to the Bank Holding Company Act. TransCommunity operates a community banking business through its three national bank subsidiaries, Bank of Powhatan, Bank of Goochland and Bank of Louisa. Bank of Goochland, with two offices in Goochland County, opened for business on November 25, 2002. Bank of Louisa opened for business as a newly-organized subsidiary bank in April 2004. TransCommunity also provides a variety of mortgage, insurance, securities brokerage and investment advisory services through non-banking subsdiaries.

The consolidated financial statements of TransCommunity appearing elsewhere in this prospectus include the operations of the Bank of Goochland and the Bank of Powhatan, plus the newly-opened Louisa branch office of the Bank of Powhatan from July 14, 2003 through December 31, 2003. At December 31, 2003, TransCommunity had, on a consolidated basis, total assets of $99.7 million, total deposits of $82.7 million, total loans of $66.1 million, and total stockholders’ equity of $14.9 million. Because of the organizational and other expenses customarily associated with the start up of new banks, TransCommunity experienced net losses of $2.2 million and $1.2 million for the years ended December 31, 2003 and 2002, respectively.

Bank of Powhatan and Main Street Mortgage and Investment Corporation

Bank of Powhatan commenced its general banking operations in March 2000. For the years 2003 and 2002, Bank of Powhatan earned net income of $270,010 and $315,179, respectively. The Bank had total deposits of $53.8 million and loans of $44.2 million at December 31, 2003. The earnings of the Bank of Powhatan for the year 2003 were adversely impacted by expenses of $282,000 associated with the start up of a branch office in Louisa County. This office opened for business in July 2003. In April 2004, upon completion of the organization of Bank of Louisa, this branch became the main office of Bank of Louisa through a purchase and assumption agreement. For the period between July 14, 2003 and December 31, 2003, the Louisa branch office generated deposits of $5,696,146 and loans of $1,119,426. The financial results for the Louisa branch are incorporated into the results for the Bank of Powhatan for 2003. Bank of Powhatan expects to recover in 2004 a portion of the expenses it incurred in 2003 in connection with the opening of the Bank of Louisa as a result of the purchase by Bank of Louisa of the deposits held at the Louisa branch of Bank of Powhatan.

On January 1, 2001, the Bank acquired Main Street Mortgage and Investment Corporation (Main Street Mortgage), a mortgage brokerage and mortgage banking company, as a wholly owned subsidiary. During 2003, Main Street Mortgage originated approximately $111 million in mortgage loans for third-party lenders, an increase of $23 million over 2002. For 2003, Main Street Mortgage incurred operating losses in the amount of $62,528, as compared with operating losses incurred of $22,208 for 2002. During 2003, gross fees from originations of real estate mortgage transactions increased 63.5% to $1,905,529, compared with $1,165,140 for 2002, and other income, which includes processing and referral fees, increased 30.0% to $245,473 from $188,780 for 2002. The financial results for Main Street Mortgage are incorporated into the results for Bank of Powhatan.

Selected consolidated financial information regarding Bank of Powhatan follows:

	(In Thousands) December 31,
Type	2003	2002
Loans	$44,228	$36,110
Investments	9,764	1,199
Deposits	53,773	34,111
Capital	6,446	6,185

Bank of Powhatan’s consolidated income as a percentage of year-end assets and equity is as follows:

	Year Ended December 31,
	2003	2002
Return on Assets (ROA)	.44%	.73%
Return on Equity (ROE)	4.19%	5.10%

Bank of Goochland

Bank of Goochland was organized in 2002 and commenced its general banking operations in November 2002 at a small leased facility at Goochland Courthouse. Bank of Goochland opened its main office facility in October 2003 on Route 250 in Centerville, and retained its initial office as a branch. During the year ended December 31, 2003, Bank of Goochland had a net loss of $736,409, as compared with a net loss of $460,822 for the period from November 25 (commencement of operations) through December 31, 2002. At December 31, 2003, Bank of Goochland had deposits of $31.5 million and loans of $21.9 million.

Selected financial information regarding Bank of Goochland at December 31, 2003 follows:

	(In Thousands) December 31,
Type	2003	2002
Loans	$21,892	$545
Investments	9,989	2,999
Deposits	31,459	2,960
Capital	4,003	4,739

Bank of Goochland’s loss as a percentage of year-end assets and equity is as follows:

	Year Ended December 31,
	2003	2002
Return on Assets (ROA)	(2.07)%	(5.93)%
Return on Equity (ROE)	(18.40)%	(9.72)%

During the first quarter of 2004, Bank of Goochland continued its rapid growth. As of March 31, 2004, the bank had generated loans totaling $26.1 million and deposits of $37.1 million, both ahead of budgeted projections.

Bank of Louisa

The Bank of Louisa was established as a branch office of Bank of Powhatan in July 2003. Effective April 19, 2004, Bank of Louisa received its own national banking charter and now operates as a separate subsidiary of TransCommunity. For the period from July 14, 2003 through December 31, 2003, the Bank of Louisa branch incurred losses totaling $282,000. As of March 31, 2004, the Bank of Louisa branch had generated deposits of $9.3 million and loans of $2.7 million. Upon the opening of Bank of Louisa as a separate bank, it acquired the deposits, loans and other branch assets and liabilities of the Louisa branch from Bank of Powhatan.

Critical Accounting Policies

Certain critical accounting policies affect the more significant judgments and estimates used in the preparation of our consolidated financial statements. Our single most critical accounting policy relates to our allowance for loan losses, which reflects the estimated losses resulting from the inability of our customers to make required payments. If the financial condition of our borrowers were to deteriorate, resulting in an impairment of their ability to make payments, our estimates would be updated, and additional allowances might be required. For further discussion of the estimates used in determining the allowance for loan losses, we refer you to the discussion on “Provision for Loan Losses” below.

Results of Operations and Financial Condition

Consolidated

Net Loss/Income

For the years ended December 31, 2003 and 2002, TransCommunity incurred net losses of $2,237,495 and $1,196,653, respectively. Of the net losses for 2003 and 2002, $1,807,196 and $1,065,529, respectively, represented organizational and start up expenses of TransCommunity. Bank of Powhatan had consolidated net income of $270,010 for the year ended December 2003, including operating losses of $62,528 for Main Street and the absorption of approximately $282,000 in start-up costs associated with the establishment of the branch office in Louisa County. Additionally, the net losses incurred by TransCommunity in 2003 included $736,409 in losses incurred by Bank of Goochland. Selected consolidated financial data for TransCommunity for 2003 and 2002 is presented above under “Summary Consolidated Financial Data” on page 5.

Net Interest Margin

TransCommunity’s net interest margin was 4.16% for the year 2003, compared with 4.43% for the year 2002. The loan portfolio grew 78.14% from the amount at December 31, 2002. Deposits increased 125.20% for the same period. The net interest margin for the year ended December 31, 2003, compares favorably with other commercial banks in our market area. As the amount of interest bearing deposits increases in relationship to interest free capital, our net interest margin will likely decrease.

The consolidated net interest margin analysis and average balance sheets are shown in Schedule I below and the effect of rate-volume change on net interest income is shown in Schedule II.

Provision for Loan Losses

TransCommunity’s consolidated provision for loan losses in 2003 was $385,595, resulting in a total allowance for loan losses at December 31, 2003 of $842,819 (1.27% of total loans). In comparison, the provision for loan losses in 2002 was $227,200, resulting in an allowance for loan losses at December 31, 2002 of $462,200 (1.25% of total loans). The 71.04% increase in the consolidated provision for loan losses, and the 82.35% increase in the consolidated allowance for loan losses were the result of the continued growth of the loan portfolios at TransCommunity’s subsidiary banks. The allowance for loan losses is evaluated on a regular basis by management. Such evaluation is based upon management’s periodic review of the collectibility of loans, industry historical experience, the nature and volume of the loan portfolio, adverse situations that may affect the borrower’s ability to repay, estimated value of any underlying collateral and prevailing economic conditions. The allowance is calculated using risk factors depending on the type of borrower and whether a loan is secured or unsecured. Commercial loans secured by real estate and secured consumer loans are assigned a risk factor of 1%. Other commercial loans and unsecured consumer loans are assigned a risk factor of 2%. In addition, an allowance is established for problem loans individually or by grouping. The methodology used by TransCommunity’s subsidiary banks to calculate the provision for loan losses is inherently subjective as it requires estimates that are susceptible to significant revision as more information becomes available. Management has not identified any material potential problem loans as of December 31, 2003. As TransCommunity’s subsidiary banks mature, this evaluation methodology will be adjusted to reflect actual experience.

Noninterest Income

Noninterest income increased from $1,506,565 for 2002 to $2,433,452 for 2003. The increase is due to an increase in commissions and other income received by Main Street Mortgage of 37.05% and an increase in fees received by TransCommunity’s subsidiary banks of 85.05%. During 2003 and 2002, Main Street Mortgage originated loans of approximately $111 million and $83 million, respectively. The increase in service charges and fees received by TransCommunity’s subsidiary banks is consistent with their growth in deposits. Noninterest income as a percentage of average assets for 2003 and 2002 was 3.22% and 3.83%, respectively.

Noninterest Expense

Noninterest expense increased from $4,024,262 for 2002 to $7,116,563 for 2003. The increase in noninterest expense during 2003 resulted in significant part from the addition of 48 new employees. These additional employees were necessary to support the opening of the main headquarters of the Bank of Goochland, the establishment of the Bank of Powhatan branch office in Louisa County, the establishment of trust banking, asset management, insurance and securities brokerage operations, as well as to support the continued growth of Bank of Powhatan, Bank of Goochland and Main Street Mortgage. The expenses of Main Street Mortgage are mostly salaries and commissions related to the origination of mortgage loans. The expenses of the holding company headquarters relate mainly to start up costs of the holding company, and the costs associated with the establishment of Bank of Goochland and the Bank of Louisa. Overall, noninterest expense as a percentage of average assets decreased from 10.22% in 2002 to 9.41% in 2003.

Income Taxes

No income tax benefit has been recorded because, at this time, there is insufficient evidence to conclude that TransCommunity will produce taxable income in the future which can be offset by loss carryforwards from the current period.

Investment Portfolio

Total investment securities of TransCommunity increased from $4,198,980 at December 31, 2002 to $19,753,470 at December 31, 2003. The Company invests in U. S. Agency securities in order to maintain a high level of earning assets, provide liquidity and to secure public deposits. Management strives to structure the maturities of investments to meet projected liquidity needs, manage interest rate sensitivity and maximize earnings. Schedules showing the book value, maturities and weighted average interest rates of the investment portfolio are shown in Note 4 of the notes to the Company’s consolidated financial statements elsewhere herein.

Loans

Total loans increased $29,002,743 during 2003 to $66,119,683 at December 31, 2003.

Loans by type are shown in the following schedule:

	(In Thousands) December 31,
Type	2003	2002
Commercial, financial, and agricultural	$28,095	$15,653
Real estate—construction	16,187	6,379
Real estate—mortgage	13,357	8,320
Installment loans to individuals	8,481	6,765

Total loans	$66,120	$37,117

Concentration of Credit Risk

TransCommunity has a concentration of loans to borrowers involved in construction and land development. Loans to these borrowers amounted to approximately 24% of the total loan portfolio at December 31, 2003.

Non-accrual, Past Due and Restructured Loans

At December 31, 2003, TransCommunity did not have any loans classified as restructured or past due more than 90 days. Loans in the amount of $1,198 were in a nonaccrual status as of December 31, 2003. Loans are placed in a non-accrual status when, in the opinion of management, the accrued interest income will not be collected.

Allocation for the Allowance for Loan Losses

The following table shows the allocation for the allowance for loan losses at:

	December 31, 2003		December 31, 2002
Balance at the end of each period applicable to	Amount	Percent of loans in each category to total loans	Amount	Percent of loans in each category to total loans
Loans:
Commercial	$438,265	43%	$239,134	43%
Real estate—construction	202,276	24%	78,574	17%
Real estate—mortgage	109,566	20%	76,794	22%
Installment	92,712	13%	71,698	18%

Total Allowance for Loan Losses	$842,819	100%	$462,200	100%

Premises and Equipment

Premises and equipment increased from $2,649,838 at December 31, 2002 to $5,756,547 at December 31, 2003.

On February 14, 2003, TransCommunity purchased for $850,000, approximately two acres located at the intersection of U.S. Route 250 and State Route 621 in the Centerville area of Goochland County, as a permanent main office location for Bank of Goochland. Subsequently, TransCommunity transferred this property to Bank of Goochland. The office was completed and opened for business on October 20, 2003. Total construction costs incurred through December 31, 2003 were $1,646,274.

In 2002, TransCommunity purchased for $200,000 a two acre parcel in the Town of Louisa, Virginia as a site for the Bank of Louisa. In connection with this transaction, the seller financed $198,000 at an interest rate of 4.75% with principal and interest due on November 1, 2003. On November 14, 2003, the parties agreed to extend the term of this note for one year at an interest rate of 6%. This obligation was assumed by the Bank of Louisa upon receipt by that bank of its separate national banking charter in April 2004.

Construction in progress at December 31, 2003 includes architectural and engineering costs of $111,936 associated with the development of plans for the construction of the proposed main office location for Bank of Louisa.

Deposits

TransCommunity’s deposits increased $45.9 million during 2003 to $82.7 million at December 31, 2003. A schedule of deposits by type is shown in the Company’s consolidated statements of financial condition. Time deposits of $100,000 or more equaled 24.17% of total time deposits at December 31, 2003.

Capital

TransCommunity’s capital as a percentage of total assets was 15% at December 31, 2003, and 24% at December 31, 2002, which significantly exceeded regulatory requirements at both dates.

Liquidity and Interest Sensitivity

At December 31, 2003, TransCommunity had liquid assets of approximately $10.4 million in the form of cash, federal funds sold and available-for-sale investments. Management believed that liquid assets were adequate at December 31, 2003. Management anticipates that additional liquidity will be provided by the growth in deposit accounts and loan repayments. TransCommunity’s bank subsidiaries, Bank of Powhatan, Bank of Goochland and Bank of Louisa, also have the ability to purchase federal funds and borrow from the Federal Reserve Bank, if necessary. TransCommunity has established a line of credit of $1,500,000 with a non-affiliated bank, secured by a pledge of a portion of the outstanding shares of Bank of Powhatan, to use for working capital. Of this amount, $150,000 remained available at March 31, 2004.

Because of regulatory limitations on the payment of dividends to TransCommunity by its subsidiary banks, expenses associated with the start-up of its subsidiary banks and its other financial services will require TransCommunity to continue to fund operating expenses at the holding company level through a combination of borrowings and the sale of capital stock. TransCommunity expects Bank of Powhatan to be in a position to pay a dividend to TransCommunity by the end of 2004. Nevertheless, the inability of TransCommunity to sell additional shares of capital stock in the offering made by this prospectus would likely have a material adverse effect on TransCommunity’s business plan and its financial position. Other than as stated, management is not aware of any trends, events or uncertainties that are reasonably likely to have a material impact on the TransCommunity’s short term or long term liquidity. Bank premises and equipment in the near future will be purchased using liquid assets.

At December 31, 2003, TransCommunity had a negative cumulative Gap Rate Sensitivity Ratio of 7.42% for the one year repricing period. This generally indicates that earnings would improve in a declining interest rate environment as liabilities reprice more quickly than assets. Conversely, earnings would probably decrease in periods during which interest rates are increasing. Management constantly monitors the interest rate risk and believes that the current position is an acceptable risk for a growing community bank.

Schedule III contains an interest sensitivity analysis, which shows the repricing opportunities of earning assets and interest bearing liabilities. The analysis is based on contractual terms and does not consider customer responses to changing interest rates. Schedule IV shows a breakdown of loans maturing more than one year after December 31, 2003.

There are no off-balance-sheet items that should impair future liquidity.

Future Prospects

TransCommunity’s strategy is to grow principally through the establishment of de novo banks in relatively under-banked communities experiencing faster-than-average growth. Newly-chartered banking institutions normally experience losses during their early years of operation, as it takes time to build a loan portfolio generating sufficient interest income to offset operating costs.

Our first bank, Bank of Powhatan, experienced losses during 2000 and 2001, although its deposit base and loan portfolio grew rapidly during this period. During 2002, in its eighth quarter of operation, Bank of Powhatan began to generate an operating profit, and that trend continued throughout the remainder of 2002 and into and through 2003, as shown in the chart below, except as explained in the paragraph following the chart:

2002	Bank of Powhatan—Net (Loss) Income
Quarter ended March 31	$(31,645)
Quarter ended June 30	55,480
Quarter ended September 30	140,485
Quarter ended December 31	150,859

Year Ended December 31	$315,179

2003	Bank of Powhatan—Net (Loss) Income
Quarter ended March 31	$210,066
Quarter ended June 30	196,165
Quarter ended September 30	(54,726)
Quarter ended December 31	(81,497)

Year Ended December 31	$270,010

Net income in the third and fourth quarters of 2003 declined due to expenses associated with opening a branch office in Louisa County, Virginia and losses incurred in its subsidiary, Main Street Mortgage. Losses in Main Street Mortgage were attributable to the establishment of new branch offices in Abington, Danville, Williamsburg, Virginia Beach and two additional offices in Richmond. Main Street Mortgage was also negatively impacted by significant power and business interruption as a result of Hurricane Isabel which impacted Main Street Mortgage’s operations from September 2003 through year-end. Main Street Mortgage’s net loss for 2003 was $62,528 and the net loss for the Louisa branch of Bank of Powhatan was $282,066.

Management anticipates that Bank of Powhatan will experience continued growth in 2004, and that by year-end 2004 Bank of Powhatan will be positioned to pay a dividend to TransCommunity.

Likewise, we anticipate that Bank of Goochland and our newest bank subsidiary, Bank of Louisa, as well as future de novo banks we may establish, will initially experience operating losses as they establish their customer base, but that each institution will reach profitability as they execute TransCommunity’s community banking strategy and take advantage of the operational cost savings afforded by using TransCommunity’s common operating platform. Additionally, TransCommunity’s new Financial Services division, offering asset management, trust banking, securities brokerage and insurance will begin generating revenues during 2004, and expects to contribute to TransCommunity’s profitability in the years ahead. Nevertheless, it may be several years before TransCommunity will be able to show a profit on a consolidated basis.

Parent Company Only

During the years ended December 31, 2003 and 2002, TransCommunity incurred operating expenses of $1,807,196 and $1,065,529, respectively. A list of those expenses by type is shown in the statement of operations for TransCommunity included in Note 26 to the Company’s consolidated financial statements contained elsewhere herein.

SCHEDULE I

NET INTEREST MARGIN ANALYSIS

AVERAGE BALANCE SHEET

FOR THE YEARS ENDED DECEMBER 31, 2003 AND 2002

	2003			2002
	Average Balance Sheet	Interest Income or Expense	Average Rates Earned or Paid	Average Balance Sheet	Interest Income or Expense	Average Rates Earned or Paid
Assets:
Loans (including fees)	$50,313,503	$3,728,989	7.41%	$28,913,455	$2,077,370	7.18%
Federal funds sold	10,207,996	104,297	1.02%	847,712	12,202	1.44%
Investments	7,509,310	157,612	2.10%	5,181,459	215,689	4.16%

Total Earning Assets	68,030,809	3,990,898	5.87%	34,942,626	2,305,261	6.60%

Allowance for loan losses	(610,945)			(355,722)
Non-earning assets	8,191,331			4,771,473

Total Assets	$75,611,195			$39,358,377

Liabilities and Stockholders’ Equity:
Deposits:
Demand: Interest-bearing	$12,334,099	$89,175.72%		$5,542,580	$90,421	1.63%
Savings deposits	4,281,632	48,203	1.13%	2,262,494	41,590	1.84%
Other time deposits	35,872,497	1,003,718	2.80%	16,497,351	587,222	3.56%

Total Deposits	52,488,228	1,141,096	2.17%	24,302,425	719,233	2.96%
Other borrowed funds	451,940	18,591	4.11%	1,485,184	37,784	2.54%

Total interest-bearing liabilities	52,940,168	1,159,687	2.19%	25,787,609	757,017	2.94%

Noninterest-bearing deposits	8,619,143			4,842,353
Other liabilities	257,574			219,305

Total Liabilities	61,816,885			30,849,267
Stockholders’ equity	13,794,310			8,509,110

Total Liabilities and Stockholders’ equity	$75,611,195			$39,358,377

Net Interest Earnings		$2,831,211			$1,548,244

Net Yield on Interest-Earning Assets			4.16%			4.43%

SCHEDULE II

EFFECT OF RATE-VOLUME CHANGE ON NET INTEREST INCOME

(In thousands of dollars)

	2003 Compared to 2002 Increase (Decrease)
	Volume	Rate	Total
Interest Income
Assets:
Loans (including fees)	$1,536,523	$115,096	$1,651,619
Federal funds sold	134,788	(42,693)	92,095
Investments	96,839	(154,916)	(58,077)

Total earning assets	1,768,150	(82,513)	1,685,637

Interest Expense
Demand deposits	110,702	(111,948)	(1,246)
Savings	37,152	(30,539)	6,613
Time Deposits	689,755	(273,259)	416,496

Total deposits	837,609	(415,746)	421,863
Other borrowed funds	(35,027)	15,834	(19,193)

Total interest-bearing liabilities	802,582	(399,912)	402,670

Net Interest Earnings	$965,568	$317,399	$1,282,967

	2002 Compared to 2001 Increase (Decrease)
	Volume	Rate	Total
Interest Income
Assets:
Loans (including fees)	$2,094,471	$(892,408)	$1,202,063
Federal funds sold	(80,107)	(21,131)	(101,238)
Investments	(77,130)	(95,956)	(173,086)

Total earning assets	1,937,234	(1,009,495)	927,739

Interest Expense
Demand deposits	79,910	(53,083)	26,827
Savings	39,807	(20,420)	19,487
Time Deposits	390,818	(311,630)	79,188

Total deposits	510,635	(385,133)	125,502
Other borrowed funds	118,182	(89,942)	28,240

Total interest-bearing liabilities	628,817	(475,075)	153,742

Net Interest Earnings	$1,308,417	$(534,420)	$773,997

Note: Volume changes have been determined by multiplying the prior years’ average rate by the change in average balances outstanding. The rate change is the difference between the total change and the volume change.

SCHEDULE III

INTEREST SENSITIVITY ANALYSIS

	Less than 1 Year	1 to 5 Years		Over 5 Years		Total
Uses of Funds:
Loans:
Commercial and real estate—construction	$11,682,826		$12,173,465		$3,929,889	$27,786,180
Real estate—mortgage	19,403,851		7,992,023		4,657,502	32,053,376
Installment	3,242,994		2,798,740		238,392	6,280,126

Total Loans	34,329,671		22,964,228		8,825,783	66,119,682
Federal funds sold	186,000					186,000
Investment securities at cost	12,489,180		1,999,845		2,950,000	17,439,025
Investment securities at fair value			1,919,950		394,495	2,314,445

Total	$47,004,851		$26,884,023		$12,170,278	$86,059,152

Sources of Funds:
Demand Deposits
Interest bearing	$15,528,664	$		$		$15,528,664
Savings accounts	5,826,145					5,826,145
Time Deposits:
Under $100,000	16,523,251		12,864,606			29,387,857
Over $100,000	13,811,360		6,171,940			19,983,300

Total Deposits	51,689,420		19,036,546			70,725,966
Federal Funds Purchased	501,000					501,000
Borrowings	1,198,000					1,198,000

Total	$53,388,420		$19,036,546	$		$72,424,966

Discrete Gap	(6,383,569)		7,847,477		12,170,278	13,634,186
Cumulative Gap	(6,383,569)		1,463,908		13,634,186
Ratio of Cumulative Gap to Total Earning Assets	(7.42)%		1.70%		15.84%

SCHEDULE IV

LOANS MATURING AFTER ONE YEAR

(as of December 31, 2003)

	Fixed Interest Rates	Variable Interest Rates	Total
Loans maturing after one year:
Commercial and real estate construction	$10,744,474	$8,885,456	$19,629,93

BUSINESS

Bank and Non-Bank Businesses

TransCommunity Financial Corporation is a community bank holding company, designated for regulatory purposes as a financial holding company, headquartered in Glen Allen, Virginia. TransCommunity was formed in March 2001 under the name TransCommunity Bankshares Incorporated, principally in response to perceived opportunities for serving loan customers and depositors who were left with limited banking choices resulting from the takeovers in recent years of a number of Virginia-based banks by regional bank holding companies. TransCommunity, through its three national bank subsidiaries, Bank of Powhatan, Bank of Goochland, and Bank of Louisa, operates a community banking business in the contiguous counties of Powhatan, Goochland and Louisa, all located on the western side of the Richmond metropolitan area. Bank of Powhatan, with one office in Powhatan County, opened for business in March 2000. TransCommunity became the holding company for Bank of Powhatan on August 15, 2001, through a statutory share exchange transaction. Bank of Goochland, with two offices in Goochland County, opened for business in November 2002. In July 2003, Bank of Powhatan opened a branch office in Louisa County, doing business as “Bank of Louisa.” Upon the opening of Bank of Louisa in April 2004, as a separate subsidiary of TransCommunity, the Bank of Louisa purchased from Bank of Powhatan the branch office in Louisa and now operates it as Bank of Louisa. The consolidated financial statements of TransCommunity appearing elsewhere in this prospectus include the operations of the branch office of the Bank of Powhatan in Louisa County from July 14, 2003, through December 31, 2003.

At December 31, 2003, TransCommunity had, on a consolidated basis, total assets of $99.75 million, total deposits of $82.67 million, total loans of $66.12 million, and total stockholders’ equity of $14.90 million.

In late 2003, TransCommunity established TransCommunity Investment Advisors, Inc., as a registered investment advisor subsidiary of the holding company. In January 2004, the Comptroller of the Currency granted trust banking powers to both Bank of Powhatan and Bank of Goochland. Bank of Louisa received trust banking powers as part of its charter authorization as a national bank. In the first quarter of 2004, TransCommunity also converted its regulatory status from that of bank holding company to that of “financial holding company” under applicable federal law, thereby permitting it to engage in a broader range of financial businesses. Subsequent to the effective date of this change in regulatory status, TransCommunity established TransCommunity Investment Services, Inc. as a subsidiary of the holding company to offer insurance and securities brokerage products and services. TransCommunity’s mortgage banking affiliate, Main Street Mortgage and Investment Corporation, operates as a wholly owned subsidiary of Bank of Powhatan. Main Street Mortgage currently operates three offices in the Richmond area and one each in Abingdon, Danville, Lynchburg, Williamsburg and Virginia Beach, Virginia. Main Street Mortgage also has mortgage loan officers on site in each of TransCommunity’s subsidiary banks.

Background and Business Strategy

In the central Virginia market area, bank consolidations have been accompanied by the dissolution of local boards of directors and the relocation, or termination, of management and customer service professionals. TransCommunity believes that local industry consolidation has disrupted customer relationships as the larger regional financial institutions increasingly focus on larger corporate customers, standardized loan and deposit products and other services. Generally, these products and services are offered through less personalized delivery systems, creating a demand for high quality, personalized services to small and medium-sized businesses and professionals. In addition, consolidation in the local market has created opportunities to attract experienced bankers. Bank acquisitions have dislocated experienced and talented management personnel due to the elimination of redundant functions and the drive to achieve cost savings. As a result of these factors, management believes that TransCommunity, through its subsidiary national banks, has an opportunity to attract targeted banking customers and experienced management personnel within these identified markets.

TransCommunity, through its subsidiary national banks, is pursuing and will continue to pursue a community banking strategy by offering a broad range of banking products to individuals, professionals and small to medium-sized businesses, with an emphasis on personalized service and local decision-making authority. TransCommunity will undertake to support this strategy by providing back office, product development, marketing, technology, financial and managerial support. The expansion and growth strategy of TransCommunity includes attracting experienced local management teams, who will have significant decision-making authority at the local bank level, and local independent boards of directors consisting of individuals with strong community affiliations and extensive business backgrounds and business development potential in the identified markets. TransCommunity seeks to reduce overall operating costs by providing strategic services for its affiliated subsidiaries in several distinct areas, including: bank formation and start-up, information technology, ongoing back room operations, financial reporting and management, product and service development, marketing and regulatory and compliance support. In each of these areas, the resources provided are designated to support the goals of the individual banks as determined by their founders, directors and officers to meet the financial needs of each of the communities that are served.

Bank of Powhatan

Bank of Powhatan commenced its general banking operations in March 2000, providing services to businesses and individuals in the Powhatan County area. Bank of Powhatan offers a range of commercial and retail banking products and services. Bank of Powhatan also offers state-of-the-art electronic banking services that include access to ATMs worldwide, VISA check cards, telephone banking, and internet banking with bill payment.

Bank of Powhatan is located on the north side of U.S. Route 60, the county’s major east-west highway, near Flat Rock in Powhatan County. Upon the completion of Route 288, which will connect I-64 west of Richmond with I-95 south of Richmond, it will be approximately seven miles west of Route 288’s interchange with U.S. Route 60.

As described above, Bank of Powhatan operated a branch office in Louisa County, doing business as “Bank of Louisa,” from July 2003 until Bank of Louisa, N.A. opened for business in Louisa in April 2004. Concurrently with its opening, Bank of Louisa purchased the assets and assumed the liabilities of the Louisa branch of Bank of Powhatan.

At December 31, 2003, Bank of Powhatan (including its Louisa branch office) had total assets of $62.20 million, total deposits of $53.77 million and total loans of $44.23 million.

The members of the Board of Directors of Bank of Powhatan are as follows:

John H. Anderson, Jr. Retired. Former Executive Vice President, Jefferson National Bank.

Margaret F. Ball. Retired. Former Secretary and Treasurer, O.W. Ball Lumber Company, Powhatan, VA.

Robert M. Duncan. President, P.L. Duncan & Sons, Inc., Columbia, VA.

James F. Keller. President and Chief Executive Officer, Bank of Powhatan, N.A., Powhatan, VA.

William E. Maxey, Jr. Clerk of the Circuit Court, Powhatan County, VA.

Julian C. Metts, Jr. D.D.S. Orthodontist, Cumberland, VA; Director, TransCommunity Financial Corproation.

James L. Minter. Owner, J.L. Minter Electrical Contractor, Inc.; Owner, Swansboro Mechanical, Inc., Richmond, VA; Director, TransCommunity Financial Corporation.

Andrew W. Pryor. Owner, Hills-Dale Farm, Goochland, VA.

Benjamin L. Salomonsky. President, Salomonsky & Siverling, PC, Midlothian, VA.

John C. Watkins. Virginia State Senator. President, Watkins Nurseries, Inc., Midlothian, VA; Chairman, Bank of Powhatan, N.A.; Director, TransCommunity Financial Corporation.

George W. Whitlow. Owner, Whitlow Chevrolet, Lexus of Richmond, Whitlow Travel Service, King Pin Lanes, and Fidelity Finance, Richmond, VA.

William C. Wiley. Chairman and Chief Executive Officer, TransCommunity Financial Corporation.

Elwood F. Yates, Jr. Retired. Former Owner, Yates Ford, Inc., Powhatan, VA.

Bank of Goochland

Bank of Goochland opened for business in November 2002, in a newly renovated leased facility at historic Goochland Courthouse, providing services to businesses and individuals in the Goochland County area. Bank of Goochland offers a range of commercial and retail banking products and services. Bank of Goochland also offers state-of-the-art electronic banking services that include access to ATMs worldwide, VISA check cards, telephone banking, and internet banking with bill payment.

In October 2003, Bank of Goochland opened its new permanent headquarters office in Centerville on U.S. Route 250, retaining the previous Courthouse headquarters location as a branch office. The new headquarters location is on a heavily traveled route used by Goochland County residents in their commute to and from work in the Richmond area, six miles west of Innsbrook, a significant business community in western Henrico County. This new 9,500 square foot facility is geared to meet the broad financial needs of the Goochland community and to assist in offering the full range of banking and financial services to include asset management, trust banking, securities brokerage and insurance products.

At December 31, 2003, Bank of Goochland had total assets of $35.5 million, total deposits of $31.5 million and total loans of $21.9 million.

The members of the Board of Directors of the Bank of Goochland are as follows:

Thomas M. Crowder. Chief Financial Officer and Director, TransCommunity Financial Corporation.

Neil P. Farmer. President, Farmer Properties, Inc., Richmond, VA.

Stan A. Fischer. President, Fischer Business Interiors, Inc., Goochland, VA.

W. Daniel Holly, III. Managing Member, Triad Demolition, LLC, Richmond, VA, Managing Member, Triad Disposal, LLC, Chesapeake, VA.

M. Andrew McLean. President and Chief Executive Officer, Bank of Goochland, N.A.

Raymond A. Miller. President, Associated Insurance Systems Service, Inc., Richmond, VA.

Bruce B. Nolte. President and Chief Operating Officer, TransCommunity Financial Corporation.

Lawrence B. Nuckols. Self-employed cattle farmer and real estate developer, Goochland, VA; former owner, Nuckols Exxon, Goochland, VA; former member, Board of Supervisors, Goochland County, VA; Chairman, Bank of Goochland, N.A.; Director, TransCommunity Financial Corporation.

Troy A. Peery, Jr. President, Peery Enterprises, Manakin-Sabot, VA; Director, TransCommunity Financial Corporation.

William H. Talley, III. President, Bill Talley Ford, Inc., Richmond, VA.

Robin Traywick Williams. Former Chairman, Virginia Racing Commission, Richmond, VA.; Director, TransCommunity Financial Corporation.

Bank of Louisa

Bank of Louisa was initially established in July 2003 as a branch office of the Bank of Powhatan in a renovated office on Main Street in the Town of Louisa. As described above, upon its opening in April 2004, Bank of Louisa, N.A. acquired the assets and assumed the deposits of the Louisa branch of Bank of Powhatan. The permanent main office for Bank of Louisa, also located on Main Street in the Town of Louisa, is under construction and is expected to be completed in the third quarter of 2004.

The members of the Board of Directors for the Bank of Louisa, N.A. are as follows:

Dean P. Agee. Retired. Former Clerk of the Circuit Court, Louisa County, VA; Director, TransCommunity Financial Corporation.

Ethan A. Call. President, E & A Call, Inc., Bumpass, VA; Former Member Board of Supervisors, Louisa County, VA.

Graven W. Craig. Esquire. Attorney-at-Law, Louisa, VA.

R. Edward Houck. Virginia State Senator. Director, Fredericksburg City Public Schools.

Richard W. Mayhew. President, Main Street Mortgage and Investment Corporation; Secretary and Director, TransCommunity Financial Corporation.

David M. Purcell. President, J.S. Purcell Lumber Corporation, Louisa, VA.

John J. Purcell, Jr. Secretary and Treasurer, J.S. Purcell Lumber Corporation, Louisa, VA; former member, Board of Supervisors, Louisa County, VA; Director, TransCommunity Financial Corporation; Chairman, Bank of Louisa, N.A.

Wallace L. Tingler. CPA. President and Chief Executive Officer, William A. Cooke, Inc., Louisa, VA; retired Partner, Tingler & Miller, LLP.

Elizabeth P. Wilson. Retired. Former Teacher, Louisa County, VA; Feature Writer, The Central Virginian, Louisa, VA.

H. Manning Woodward, III. Owner, Woodward Insurance Agency, Louisa, VA.

George D. Yancey. President and Chief Executive Officer, Bank of Louisa, N.A., Louisa, VA.

Main Street Mortgage and Investment Corporation

Effective January 1, 2001, Bank of Powhatan acquired Main Street Mortgage and Investment Corporation, a privately-owned mortgage brokerage and mortgage banking company, which it operates as a wholly owned subsidiary. With its main office in western Henrico County, Main Street Mortgage offers an array of residential and commercial mortgage products through a network of lenders and institutional investors. In addition to three offices in the Richmond area,

Main Street Mortgage also has offices in Abingdon, Danville, Lynchburg, Williamsburg and a newly established office in Virginia Beach, Virginia. Main Street Mortgage also has mortgage loan officers on site in each of TransCommunity’s subsidiary banks. During 2003, Main Street Mortgage originated mortgage loans of approximately $111 million and generated gross revenues of $2.2 million.

As a mortgage broker, Main Street Mortgage earns its revenue primarily from fees from lenders for originating loans that meet certain underwriting criteria established by the lenders. It also originates conforming first deed of trust residential loans for sale in the secondary market, as well as second deed of trust loans, equity lines, and non-conforming residential and commercial real estate loans for sale to institutions and private investors. In 2003 Main Street Mortgage also expanded its mortgage lending operations into the sub-prime market.

TransCommunity Financial Services

During the fourth quarter of 2003 and the first quarter of 2004, TransCommunity applied for and received approval to offer trust banking services through each of its subsidiary banks. During this same period, TransCommunity also established TransCommunity Investment Advisors, Inc. and TransCommunity Investment Services, Inc. as wholly-owned subsidiaries. Together with the trust banking operations of the subsidiary banks, these entities offer trust banking, asset management, and insurance and securities brokerage services. Functionally, all of these non-banking services are grouped in a Financial Services Division managed at the holding company level, and are delivered in a consolidated manner through on-site representatives in each of TransCommunity’s subsidiary banks.

Market Areas of the Banks

TransCommunity’s primary market area lies in Virginia’s central piedmont region, west of the Richmond metropolitan area and south of the Washington/Northern Virginia metroplex. Within this market area, TransCommunity currently operates three bank subsidiaries in Powhatan County, Goochland County, and Louisa County, Virginia. These counties are located to the west and northwest of Richmond, Virginia. The commercial centers in these counties range from 15 to 50 miles from downtown Richmond. TransCommunity, with independent banks or banking offices now operating in all three counties, is well positioned geographically between the Richmond, Charlottesville, Lynchburg and Northern Virginia markets. Powhatan and Goochland will be even more closely connected with the opening of the western segments of Route 288 which spans the James River. As a result, Powhatan’s close proximity to the West Creek commercial and industrial park development in Goochland County will be enhanced. In addition, Louisa County, which adjoins Goochland County, provides TransCommunity with a strategic doorway into Northern Virginia as much of the growth in Louisa is derived from that area. Rockbridge County, on the western side of TransCommunity’s market area, offers demographic characteristics and rates of growth similar to those of TransCommunity’s current markets.

Marketing

Management believes that the bank consolidation in recent years within Virginia provides a significant opportunity to build a successful, locally-oriented financial organization. Management of TransCommunity further believes that many of the larger financial institutions do not emphasize a high level of personalized service to the small and medium-sized commercial, professional or individual retail customers. TransCommunity intends to focus its marketing efforts on attracting small and medium-sized businesses and professionals, such as physicians, accountants and attorneys. Because TransCommunity intends to focus on businesses and professionals, management believes that the majority of its loan portfolio will be in the commercial area with an emphasis placed on originating sound, profitable, commercial and industrial loans secured by real estate, accounts receivable, inventory, property, plant and equipment.

Management emphasizes “relationship banking” in order that each customer will identify and establish a comfort level with bank officers who come to understand their customers’ business and financial needs in depth. Management seeks to develop its retail business with individuals who appreciate a higher level of personal service, contact with their lending officer and responsive decision-making. TransCommunity anticipates that most of TransCommunity’s business will be developed through the presidents and lending officers of the respective local banks as well as the local boards of directors and by pursuing an aggressive strategy of making calls on customers throughout the market area.

TransCommunity’s recent introduction of asset management, trust banking, and securities brokerage and insurance services is intended to complement the traditional banking services outlined above. These more sophisticated financial services are not available at many community banks because of the entry cost barriers. TransCommunity believes the combination of personal service with a full complement of financial services will develop a high number of profitable multi service customers within its banking network.

Competition

Banks generally compete with other financial institutions through the selection of banking products and services offered, the pricing of services, the level of service provided, the convenience and availability of services, and the degree of expertise and the personal manner in which services are offered. Virginia law permits statewide branching by banks. Consequently, commercial banking in Virginia is highly competitive. Many large banking organizations, most of which are controlled by out-of-state holding companies, currently operate in the Richmond, Virginia metropolitan area, and at least one such organization operates offices in each of TransCommunity’s targeted market areas. In addition, competition between commercial banks and thrift institutions (savings institutions and credit unions) has intensified significantly by the elimination of many previous distinctions between the various types of financial institutions and the expanded powers and increased activity of thrift institutions in areas of banking which previously had been the sole domain of commercial banks. Legislation enacted in recent years, together with other regulatory changes by the primary regulators of the various financial institutions, has resulted in the almost total elimination of practical distinctions between a commercial bank and a thrift institution. Consequently, competition among financial institutions of all types is largely unlimited with respect to legal ability and authority to provide most financial services. Furthermore, as a consequence of federal legislation, out-of-state banks not previously allowed to operate in Virginia are allowed to commence operations and compete in TransCommunity’s targeted market areas. See “Supervision and Regulation—Branching and Interstate Banking.”

Each of our subsidiary banks faces competition from other banks, as well as thrift institutions, consumer finance companies, insurance companies and other institutions in our subsidiary banks’ respective market areas. Some of these competitors are not subject to the same degree of regulation and restriction imposed upon the banks. Some of these competitors also have broader geographic markets and substantially greater resources and lending limits than our subsidiary banks and offer certain services that our subsidiary banks are not expected to provide in the near term. In addition, certain of these competitors have numerous branch offices located throughout the market area surrounding the market areas of our subsidiary banks that TransCommunity believes may provide these competitors with an advantage in geographic convenience that our subsidiary banks do not have at present. Such competitors may also be in a position to make more effective use of media advertising, support services, and electronic technology than can our subsidiary banks.

Legal Proceedings

In the ordinary course of operations, TransCommunity and subsidiaries expect to be parties to various legal proceedings. At present, there are no pending or threatened proceedings against TransCommunity or any subsidiary which, if determined adversely, would have a material effect on the business, results of operations, or financial position of TransCommunity or any subsidiary.

Properties

TransCommunity’s corporate headquarters are located in approximately 14,000 square feet of leased space at 4235 Innslake Drive, Glen Allen, Virginia. This new office space was leased in September 2003 and the offices were occupied December 23, 2003. The lease is for 10 years with abatement of rent on 4,000 square feet for one year from the occupancy date.

The Bank of Powhatan is located at 2320 Anderson Highway, Powhatan, Virginia. The Bank’s building, which is of new construction, is a two-story brick structure, containing approximately 6,000 square feet. It has four teller stations, three drive-through windows and a drive-up ATM and night depository. The Bank owns this property.

The Bank of Goochland’s main office is located at 100 Broad Street Road, Manakin-Sabot,Virginia. The Bank’s building, which is of new construction, is a two story brick structure containing approximately 9,500 square feet. It has five teller stations, two drive-through windows and a drive-up ATM and a night depository. The Bank owns this property.

The Bank of Goochland also operates a branch office in a leased facility located at Goochland Courthouse, containing approximately 1,400 square feet. The term of this lease is five years.

Bank of Louisa operates at the present time in leased space located at 105 West Main Street, Town of Louisa, Virginia. See “Management—Interest of Management and Board in Certain Transactions,” for a description of this lease arrangement. The permanent main office of Bank of Louisa, also located on Main Street in the Town of Louisa, is under construction and is expected to be completed in the third quarter of 2004. The Bank owns this property.

Main Street Mortgage leases approximately 3,100 square feet of office space at a modern office building at the intersection of Parham and Three Chopt Roads in western Henrico County and now also occupies 2,800 square feet of leased office space previously occupied by TransCommunity located 9025 Forest Hill Avenue, Richmond, Virginia. Main Street also leases office space for its branch offices located in Abingdon, Danville, Lynchburg, Williamsburg and Virginia Beach, Virginia.

Employees

At December 31, 2003, TransCommunity and its subsidiaries had 100 full-time equivalent employees, compared to 52 full-time equivalent employees at December 31, 2002. The number of new employees hired during 2004 will depend on the continued growth of our subsidiary banks and our non-bank financial services subsidiaries.

MANAGEMENT

The Board of Directors of TransCommunity

Currently, TransCommunity’s Board of Directors consists of fifteen directors. The TransCommunity’s Articles of Incorporation provide for a classified Board of Directors, so that, as nearly as possible, one-third of the directors will be elected each year to serve three-year terms. The following sets forth the names, ages, and principal occupations and business experience for TransCommunity’s directors as of the date of this prospectus and for previous periods of at least five years.

Class I Directors (Serving Until 2005 Annual Meeting)

Name and (Age)	Director Since		Principal Occupation During Past Five Years
Richard W. Mayhew (53)	2001		President, Main Street Mortgage and Investment Corporation, Richmond, Virginia; Secretary, TransCommunity Financial Corporation; Director, Bank of Louisa, N.A., Louisa, Virginia

James L. Minter (66)	1998	(1)	Owner, J.L. Minter Electrical Contractor, Richmond, Virginia; Owner, Swansboro Mechanical, Inc., Richmond, Virginia; Director, Bank of Powhatan, N.A., Powhatan, Virginia

Stuart C. Siegel (61)	2002		Chairman, S&K Famous Brands, Inc., Richmond, Virginia; Director, SunTrust Bank, Central Board, Richmond, Virginia

John C. Watkins (57)	1998	(1)	President, Watkins Nurseries, Inc., Midlothian, Virginia; Member, Virginia State Senate; Chairman, Bank of Powhatan, N.A., Powhatan, Virginia

Robin Traywick Williams (53)	2002		Former Chairman, Virginia Racing Commission, Richmond, Virginia; Former Chief of Staff for Lieutenant Governor of Virginia; Legislative Liaison for Lieutenant Governor of Virginia from 1997 to 2000; Director, Bank of Goochland, N.A., Goochland, Virginia

Class II Directors (Serving Until 2006 Annual Meeting)

Name and (Age)	Director Since		Principal Occupation During Past Five Years
Thomas M. Crowder (48)	2001		Chief Financial Officer, TransCommunity Financial Corporation since February 3, 2003. Executive Vice President, Guilford Company (private investment firm), Richmond, Virginia, from 1989 to 2003; Director, Bank of Goochland, N.A., Goochland, Virginia

Julian C. Metts, Jr. (70)	1998	(1)	Orthodontist, Cumberland, Virginia; Director, Bank of Powhatan, N.A., Powhatan, Virginia

Troy A. Peery, Jr. (57)	2002		President, Peery Enterprises (real estate development), Manakin-Sabot, Virginia since October 1998; President, Heilig-Meyers Company, Richmond, Virginia from September 1985 to December 1998(2); Director, S&K Famous Brands, Inc., Richmond, Virginia; Director, Open Plan Systems, Richmond, Virginia; Director, Bank of Goochland, N.A., Goochland, Virginia

John J. Purcell, Jr. (66)	2001		Secretary and Treasurer, J. S. Purcell Lumber Corporation, Louisa, Virginia; former member, Board of Supervisors, Louisa County, Virginia; Chairman, Board of Directors, Bank of Louisa, N.A., Louisa, Virginia

George W. Rimler (62)	2001		Professor of Management, Virginia Commonwealth University, Richmond, Virginia; Director, Virginia Family Business Forum; Member, Virginia Racing Commission, Richmond, Virginia

Class III Directors (Serving Until 2007 Annual Meeting)

Name and (Age)	Director Since		Principal Occupation During Past Five Years
Dean P. Agee (68)	2001		Retired; Former Clerk of the Circuit Court of Louisa County, Virginia; Board of Directors, Bank of Louisa, N.A., Louisa, Virginia

Lawrence B. Nuckols (63)	2002		Self-employed cattle farmer and real estate developer, Goochland, Virginia; former owner, Nuckols Exxon, Goochland, Virginia; former member, Board of Supervisors, Goochland County, Virginia; Chairman, Bank of Goochland, N.A., Goochland, Virginia

John W. Pretlow, Jr. (59)	2001		Owner, John W. Pretlow Insurance Agency, Inc., Richmond, Virginia

John J. Sponski (64)	2001		Member/President, Tre Sorelle, L.L.C. (consulting services), Locust Dale, Virginia; Retired, Former Executive Vice President, Bank of America Corporation

William C. Wiley (58)	1998	(1)	Chairman and Chief Executive Officer, TransCommunity Financial Corporation; Director, Bank of Powhatan, N.A., Powhatan, Virginia

(1)	Includes term as a director of Bank of Powhatan, N.A. before TransCommunity became the holding company for Bank of Powhatan, N.A.

(2)	On August 16, 2000, Heilig-Meyers Company and certain of its subsidiaries (the Company) filed voluntary petitions for relief under Chapter 11, Title 11 of the United States Code (the Bankruptcy Code). The company is in possession of its assets, and manages and operates its businesses as debtor-in-possession under the Bankruptcy Code.

Executive Officers of TransCommunity who are not Directors

The following sets forth the names, ages, and principal occupations and business experience for TransCommunity’s executive officers as of the date of this prospectus and for previous periods of at least five years. Executive officers serve at the discretion of TransCommunity’s Board of Directors.

Name and (Age)	Business Experience Past Five Years

Bruce B. Nolte (57)	President and Chief Operating Officer, TransCommunity since June 27, 2001; President, TransCommunity since May 1, 2001. A native of Richmond, Virginia, Mr. Nolte has more than 20 years’ experience in the financial services industry. Before joining TransCommunity, Mr. Nolte served as Executive Vice President and General Counsel of First Horizon Strategic Alliances, Inc., a subsidiary of First Tennessee Bank, N.A., from 1995 to 2001. Mr. Nolte is a graduate of the U.S. Military Academy, and holds a law degree from the University of Richmond.

James F. Keller (48)	President and Chief Executive Officer, Bank of Powhatan, N.A. since December 7, 2000. Before joining Bank of Powhatan, Mr. Keller was Branch Manager for the Cumberland office of Wachovia Bank, Cumberland, Virginia; Director, Bank of Powhatan, N.A., Powhatan, Virginia.

M. Andrew McLean (50)	President and Chief Executive Officer, Bank of Goochland, N.A. since October 15, 2001. Before joining Bank of Goochland in its organizing stages, Mr. McLean was Executive Vice President at First Capital Bank, Glen Allen, Virginia; Director, Bank of Goochland, N.A., Goochland, Virginia.

George D. Yancey (57)	President and Chief Executive Officer, Bank of Louisa, N.A. since April 19, 2004. Before joining Bank of Louisa in its organizing stages, Mr. Yancey has served for over 30 years in central Virginia as an employee and officer of Wachovia Bank, N.A. and one or more of its various predecessor banks by merger. Director, Bank of Louisa, N.A., Louisa, Virginia.

Family Relationships and Legal Proceedings

There are no family relationships between any director or executive officer of TransCommunity; however, TransCommunity director John J. Purcell, Jr. is the father of David M. Purcell, a member of the board of directors of Bank of Louisa, N.A. The Board of Directors is not aware of any legal proceedings material to an evaluation of the ability or integrity of any director or person nominated to become a director.

Security Ownership of Certain Beneficial Owners

The following table shows the share ownership at March 31, 2004, of the only shareholder known to TransCommunity to be the beneficial owner of more than five percent of TransCommunity’s common stock, which is the only TransCommunity voting security outstanding.

Name and Address of Beneficial Owner	Amount and Nature of Beneficial Ownership(1)	Percent of Class
TCF Financial Corporation 200 Lake Street East Wayzata, MN 55391	169,000(2)	8.3%

(1)	For purposes of this table, beneficial ownership has been determined in accordance with the provisions of Rule 13d-3 of the Securities Exchange Act of 1934 under which, in general, a person is deemed to be the beneficial owner of a security if he or she has or shares the power to vote or direct the voting of the security or the power to dispose of or direct the disposition of the security, or if he or she has the right to acquire beneficial ownership of the security within 60 days.

(2)	Based on Schedule 13G filed by TCF Financial Corporation with the Securities and Exchange Commission on February 12, 2004. According to this Schedule 13G, as of December 31, 2003, TCF Financial Corporation has sole voting power and sole investment power with respect to all these shares.

Security Ownership of Directors and Executive Officers

The following table sets forth information as of March 31, 2004, regarding the number of shares of TransCommunity common stock beneficially owned by each current director, director nominee and certain executive officers of TransCommunity, and by all current directors, director nominees and executive officers of TransCommunity as a group.

Name	Amount and Nature of Beneficial Ownership (1)(2)(3)		Percent of Class

Dean P. Agee	1,333		*
Thomas M. Crowder	6,666		*
James F. Keller	17,100		*
Richard W. Mayhew	14,166		*
M. Andrew McLean	3,133		*
Julian C. Metts, Jr.	25,483		1.2%
James L. Minter	15,091		*
Bruce B. Nolte	38,016	(4)	2.0%
Lawrence B. Nuckols	19,800		*
Troy A. Peery	7,500		*
John W. Pretlow, Jr.	1,333		*
John J. Purcell, Jr.	8,266		*
George W. Rimler	10,500		*
Stuart C. Siegel	20,000		*
John J. Sponski	7,833		*
John C. Watkins	7,866		*
William C. Wiley	72,850	(5)	3.7%
Robin Traywick Williams	4,133		*

All TransCommunity directors and executive officers (18 persons)	281,069		12.8%

*	Represents less than one percent (1%) of total outstanding shares of TransCommunity common stock as of March 31, 2004.

(1)	For purposes of this table, beneficial ownership has been determined in accordance with the provision of Rule 13d-3 of the Securities Exchange Act of 1934, as amended, under which, in general, a person is deemed to be the beneficial owner of a security if he has or shares the power to vote or direct the voting of the security or the power to dispose of or direct the disposition of the security, or if he has the right to acquire beneficial ownership of the security within 60 days. Beneficial ownership also includes any shares held in the name of the individual’s spouse, minor children or other relatives living in the individual’s home.

(2)	Includes shares subject to presently exercisable options or options exercisable within 60 days of March 31, 2004, awarded to directors of Bank of Powhatan, N.A. under TransCommunity’s stock option plan, as follows: Mr. Keller—1,000; Mr. Metts—4,150; Mr. Minter—5,925; Mr. Watkins—3,200; and Mr. Wiley—5,850. The stock option plan of Bank of Powhatan was assumed by TransCommunity on a share-for-share basis in connection with the reorganization whereby Bank of Powhatan became a wholly-owned subsidiary of TransCommunity.

(3)	Includes shares subject to options awarded April 15, 2003 (and exercisable within 60 days of March 31, 2004) to directors and executive officers as follows: Mr. Agee—333; Mr. Crowder—1,666; Mr. Keller—4,000; Mr. Mayhew—4,166; Mr. McLean—1,033; Mr. Metts—5,333; Mr. Minter—1,666; Mr. Nolte—4,166; Mr. Nuckols—4,700; Mr. Peery—2,500; Mr. Pretlow—333; Mr. Purcell—1,666; Mr. Rimler—2,500; Mr. Siegel—5,000; Mr. Sponski—2,583; Mr. Watkins—1,166; and Ms. Williams—1,033. All such options are exercisable at $10.00 per share.

(4)	Includes 21,000 shares subject to presently exercisable options granted to Mr. Nolte on June 27, 2001, pursuant to his employment agreement with TransCommunity. Also, includes 350 shares held by Mr. Nolte or his wife as custodian for minor relatives.

(5)	Includes 30,000 shares subject to presently exercisable options granted to Mr. Wiley on April 15, 2003, pursuant to his prior employment agreement with TransCommunity, as well as 25,000 shares issued to Mr. Wiley on December 8, 2003, as a restricted stock award as described under note (2) to the Summary Compensation Table below. Also, includes 7,000 shares held by a limited partnership of which Mr. Wiley is a general partner for the benefit of an adult relative of Mr. Wiley.

Executive Compensation

The following table shows the cash and non-cash compensation paid to Mr. Wiley, Chairman and Chief Executive Officer of TransCommunity, and TransCommunity’s next five most highly compensated executive officers during 2003, 2002 and 2001.

Summary Compensation Table

		Annual Compensation						Long-Term Compensation
Name and Principal Position	Year	Salary($)			Bonus($)		Other Annual Compensa- tion($) (1)	Restricted Stock Awards ($)		Securities Underlying Options (#) (3)	All Other Compensa- tion ($) (9)
William C. Wiley Chairman and Chief Executive Officer	2003 2002 2001	$ $ $	150,000 140,000 97,375		$ $ $	14,250 25,000 25,000	— — —	$299,000	(2)	30,000 — 5,850		$9,483 — —

Bruce B. Nolte President and Chief Operating Officer	2003 2002 2001	$ $ $	124,000 124,000 87,833	(4)	$ $ $	10,500 12,500 12,500	— —			33,500 — —	$ $ $	8,835 1,860 316

Richard W. Mayhew (5) President and Chief Executive Officer, Main Street Mortgage and Investment Corporation	2003 2002 2001	$ $ $	120,000 120,000 120,000			— — —	— — —			12,500 — —	$ $ $	8,325 1,800 75

Thomas M. Crowder (6) Chief Financial Officer	2003		$105,416			$5,000	—			5,000		$8,062

James F. Keller (7) President and Chief Executive Officer, Bank of Powhatan, N.A.	2003 2002 2001	$ $ $	120,000 110,000 85,000		$ $	15,000 — 15,000	— — —			12,000 — 1,000	$ $ $	8,737 1,560 458

M. Andrew McLean (8) President and Chief Executive Officer, Bank of Goochland, N.A.	2003 2002 2001	$ $ $	116,000 110,000 6,662		$ $	20,000 10,000 —	— — —			3,100 — —	$ $	8,265 1,258 —

(1)	The amount of compensation in the form of perquisites or other personal benefits properly categorized in this column according to the disclosure rules adopted by the Securities and Exchange Commission did not exceed the lesser of $50,000 or 10% of the total annual salary and bonus reported in each of the years reported for each executive officer.

(2)	In connection with Mr. Wiley’s new employment agreement with TransCommunity described below under “Employment and Change in Control Agreements,” on December 8, 2003, the Board of Directors awarded Mr. Wiley 25,000 “restricted” shares of TransCommunity stock. The shares will vest and the restrictions will be removed in annual installments of 5,000 shares each beginning January 1, 2004 and ending on January 1, 2008. During the period of restriction, the restricted shares may not be sold, pledged or otherwise transferred except in limited circumstances. If Mr.

Wiley dies, become disabled, retires after age 65, is terminated without cause or resigns for good reason, all remaining restrictions will lapse and the shares will be fully vested. If Mr. Wiley is terminated with cause or resigns without good reason, all shares that are still subject to restrictions shall be forfeited back to TransCommunity. During the period that the shares, or any portion thereof, are restricted, Mr. Wiley will have the full right to vote all 25,000 shares and to receive currently any dividends or other distributions made with respect to such shares other than dividends paid in the form of shares of TransCommunity’s common stock. Any dividends payable in shares of TransCommunity’s common stock shall be subject pro rata to the same restrictions on transferability as the restricted shares with respect to which such dividend or distribution was paid. Because there is no active trading market for TransCommunity’s common stock, TransCommunity is not able to value this award based on trading prices on the date of grant. For that reason, TransCommunity, for purposes of this table as required by rules of the Securities and Exchange Commission, has valued the shares on the date of award at $11.97 per share, or $299,215 in the aggregate, based on a multiple of TransCommunity’s book value at December 31, 2003 (1.66 x book value of $7.21 per share), without any discount. This multiple has been determined by reference to an average of several recent trades of TransCommunity’s shares in the over-the-counter market and an average multiple of book value for the prices paid in acquisition transactions for shares of common stock of a group of other bank holding companies, with total assets of $50 to $150 million, believed by management to be reasonably comparable to TranCommunity. For financial accounting purposes, TransCommunity has valued this award in the same manner, but has applied a 20% discount, relating to restrictions on resale, for a net valuation of $9.56 per share, or $239,000 in the aggregate. This amount is being expensed over the life of the restrictions which resulted in an accounting charge against earnings of $67,661 for 2003. At December 31, 2003, Mr. Wiley held no other restricted shares.

(3)	Mr. Wiley and Mr. Keller were granted options to purchase 5,850 and 1,000 shares, respectively, of Bank of Powhatan, N.A. common stock on May 16, 2001, under the Bank of Powhatan, N.A.’s stock option plan. In connection with the reorganization by which TransCommunity became the holding company for Bank of Powhatan effective August 15, 2001, these options were assumed by TransCommunity and converted into options to purchase an equal number of shares of TransCommunity common stock. On April 15, 2003, options were awarded to Messrs. Wiley, Nolte, Mayhew, Crowder, Keller and McLean for the shares as indicated. All these options have an exercise price of $10.00 per share and vest in three equal annual installments as of the first, second and third anniversary of the date of grant, except for the options for 30,000 shares awarded to Mr. Wiley and options for 21,000 shares awarded to Mr. Nolte, both of which awards were made pursuant to employment agreements with Messrs. Wiley and Nolte effective June 27, 2001. The options awarded pursuant to these agreements are exercisable at $10.00 per share and were fully vested at December 31, 2003.

(4)	Represents compensation paid from May 1, 2001, when Mr. Nolte’s employment with TransCommunity commenced, through December 31, 2001.

(5)	Mr. Mayhew served as Chief Financial Officer of TransCommunity until February 3, 2003. He continues to serve as President and Chief Executive Officer of Main Street Mortgage and Investment Corporation, which is an indirect wholly-owned subsidiary of TransCommunity. Mr. Mayhew’s salary for 2001 and 2002 was paid by Main Street for

Mr. Mayhew’s services as an officer of Main Street. Mr. Mayhew drew no compensation from TransCommunity for his services as Chief Financial Officer of TransCommunity.

(6)	Mr. Crowder became Chief Financial Officer of TransCommunity on February 3, 2003. The amount shown for Mr. Crowder represents compensation paid from that date through December 31, 2003.

(7)	Mr. Keller became President and Chief Executive Officer of Bank of Powhatan, N.A. on December 7, 2000. His salary is paid by Bank of Powhatan.

(8)	Mr. McLean became President and Chief Executive Officer of Bank of Goochland, N.A. on October 15, 2001. His salary is paid by Bank of Goochland.

(9)	“All Other Compensation” consists of 401(k) matching amounts paid by TransCommunity.

Stock Options

Stock option grants were made during 2003 to each of the named executive officers other than Mr. Wiley as described in note (3) to the Summary Compensation Table. No named executive officer exercised any stock options during 2003. The following tables reflect information concerning the TransCommunity 2001 Stock Option Plan during 2003 as it relates to the named executive officers.

Option Grants in Last Fiscal Year

Individual Grants

Name	Number of Securities Underlying Options Granted	% of Total Options Granted to Employees in Fiscal Year	Exercise Price ($/share)	Expiration Date
William C. Wiley	30,000	27.9%	10.00	4/14/13
Bruce B. Nolte	33,500	31.2%	10.00	4/14/13
Richard W. Mayhew	12,500	11.6%	10.00	4/14/13
Thomas M. Crowder	5,000	4.7%	10.00	4/14/13
James F. Keller	12,000	11.2%	10.00	4/14/13
M. Andrew McLean	3,100	2.9%	10.00	4/14/13

Fiscal Year-End Option Values

Name	Number of Securities Underlying Unexercised Options at 12/31/03 (#)(1) Exercisable/Unexercisable	Value of Unexercised In-the-Money Options at 12/31/03 ($)(2) Exercisable/Unexercisable
William C. Wiley	33,900/1,950	$135,600/$7,800
Bruce B. Nolte	21,000/12,500	$84,000/$50,000
Richard W. Mayhew	0/12,500	0/$50,000
Thomas M. Crowder	0/5,000	0/$20,000
James F. Keller	667/12,333	$2,668/$49,332
M. Andrew McLean	0/3,100	0/$12,400

(1)	Stock options awarded in 2003 to the named executive officers are described in note (3) to the Summary Compensation Table above.

(2)	In the absence of any active trading market for TransCommunity’s common stock, the value of unexercised “in-the-money” options at December 31, 2003, is based on the difference between $10.00 per share, which is the option exercise price for all option awards shown in the table, and $14.00 per share, which is the price at which TransCommunity sold 81,084 shares of its common stock between May 1 and November 12, 2003, in a public offering of shares of its common stock.

Securities Authorized for Issuance Under Equity Compensation Plans

The following table sets forth information as of December 31, 2003 with respect to TransCommunity’s 2001 Stock Option Plan under which equity securities of TransCommunity are authorized for issuance.

Equity Compensation Plan Information

Plan Category	(a) Number of securities to be issued upon exercise of outstanding options, warrants and rights	(b) Weighted-average exercise price of outstanding options, warrants and rights	(c) Number of securities remaining available for future issuance under equity compensation plans (excluding securities reflected in column (a))
Equity compensation plans approved by shareholders	-0-	N/A	N/A
Equity compensation plans not approved by shareholders (1)	318,675	$10.00	10,725
Total	318,675	$10.00	10,725

(1)	All shares shown relate to the 2001 Stock Option Plan. As noted below, the plan was amended in March 2003 to increase the total number of shares issuable under the plan to 330,000. Information concerning options awarded under the plan to directors and officers of TransCommunity is contained in notes (2), (3), (4) and (5) to the table under “Security Ownership of Directors and Executive Officers” above.

The Board of Directors of the Bank of Powhatan adopted a stock option plan effective May 8, 2001. The plan was assumed by TransCommunity in connection with the reorganization in which Bank of Powhatan became a wholly-owned subsidiary of TransCommunity. The plan was amended and restated effective December 19, 2001, and was further amended on March 27, 2003, to increase the number of shares available for award and to eliminate limits on annual awards that may be made under the plan. The plan was adopted in order to reward employees and directors for services rendered and investment risks undertaken to date and to provide flexibility to TransCommunity in its ability to motivate, attract, and retain the services of employees and directors of TransCommunity and its subsidiaries upon whose effort the successful conduct of its operation is largely dependent. The plan will expire on May 7, 2011, unless sooner terminated by the Board. To date, options to acquire 319,275 shares have been awarded under the plan (excluding options for 3,500 shares which options have lapsed), of which options for 600 shares have been exercised.

The plan is administered by the Compensation Committee of TransCommunity’s Board of Directors, which consists entirely of the non-employee directors of TransCommunity’s Executive Committee. The Compensation Committee has the power, among others, to determine the employees and directors to whom awards shall be made. In administering the plan, the committee generally has the authority to determine the terms and conditions upon which awards may be made and exercised, but no option will be exercisable in any event after ten years from its grant, to determine terms and provisions of each written agreement evidencing an award, to construe and interpret the plan and the agreements, to establish, amend or waive rules or regulations for the plan’s administration, to accelerate the exercisability of any award, the end of any performance period or termination of any period of restriction, and to make all other determinations and take all other actions necessary or advisable for the administration of the plan. The members of the committee are indemnified by TransCommunity against the reasonable expenses incurred by them, including attorney’s fees, in the defense of any action, suit or proceeding, or any appeal therein to which they may be a party by reasons of any action taken or failure to act under the plan.

The plan provides that options for up to 330,000 shares of TransCommunity’s common stock may be issued to employees and directors under the plan. The Compensation Committee will adjust the number of shares subject to each outstanding award, the exercise price and the aggregate number of shares from which grants or awards may be made in order to reflect such events as stock dividends, stock splits, recapitalizations, mergers, consolidations or reorganizations by TransCommunity.

Subject to the terms, conditions and limitations of the plan, the Compensation Committee may modify, extend or renew outstanding awards, or, if authorized by the Board, accept the surrender of outstanding awards and authorize new awards in substitution therefor, including awards with lower exercise prices or longer terms than the surrendered awards. The committee may also modify any outstanding agreement, provided that no modification may adversely affect the rights or obligations of the recipient without the consent of the recipient.

The Board of Directors may terminate, amend or modify the plan from time to time in any respect, unless the particular amendment or modification would adversely affect any optionee in which case the consent of the optionee would be required. Any such amendment may be effected without shareholder approval except to the extent that such approval is required by the Internal Revenue Code of 1986, as amended, pursuant to the rules under Section 16 of the Securities Exchange Act of 1934, by any national securities exchange or system on which the stock is then listed or reported, by any regulatory body having jurisdiction with respect thereto, or under any other applicable laws, rules or regulations.

Employees and directors of TransCommunity and any subsidiaries (including any director who is also an employee) who are selected by the committee are eligible for awards under the plan. Such employees include any employee of TransCommunity and any subsidiaries, regardless of title or position. The plan does not limit the number of shares for which options may be granted to any one employee or director.

The exercise price of an award may not be less than 100% of the fair market value of the shares on the award date. Unless the committee determines otherwise, one-third of an award to an employee (in his capacity as such if he is both an employee and a director) becomes vested and exercisable on each of the first three anniversaries of the award date and may only be exercisable while the employee is employed by TransCommunity or its subsidiaries. Unless the committee determines otherwise, one-third of an award to a director (in his capacity as such if he is both an employee and a director) becomes vested and exercisable on each of the first three anniversaries of the award date. The full award becomes immediately vested and exercisable if the director’s service as a director terminates on account of his death, his retirement in accordance with any company policy on mandatory retirement for directors, his permanent and total disability or his failure to be reelected after requesting to stand for reelection. Unless otherwise provided by the committee, each award becomes vested and exercisable in the event of a change in control of TransCommunity. All options are subject to exercise or forfeiture if TransCommunity’s capital falls below its minimum requirements, as determined by its state or federal primary regulator, and TransCommunity’s primary federal regulator so directs TransCommunity to require such exercise or forfeiture.

All options awarded to date have been awarded to various directors and employees of TransCommunity, Bank of Powhatan, Bank of Goochland and the organizing board of directors of Bank of Louisa at an exercise price of $10.00 per share and a term of ten years. Except as otherwise provided in options grants made to Messrs. Wiley and Nolte pursuant to their respective employment agreements, one-third of the options vest annually in each of the first three years. In the case of options awarded to organizing directors of the Bank of Louisa, vesting periods do not commence to run until Bank of Louisa opens for business as a separate, subsidiary bank. The options will automatically vest in the event of a change of control of TransCommunity other than as a result of a reorganization. The discretionary option awards were made by the Compensation Committee taking into consideration the relative “at risk” capital contributions made to TransCommunity and to Bank of Powhatan to finance their initial organizational stages, attendance at board meetings, committee responsibilities, and efforts to enhance TransCommunity’s business with new customers and potential customers.

Employment and Change in Control Agreements

Mr. Wiley has served as chief executive officer of TransCommunity under an employment agreement with TransCommunity since June 27, 2001. Effective December 8, 2003, TransCommunity and Mr. Wiley entered into a new employment agreement. The new agreement is for a two-year term that began January 1, 2004 and ends December 31, 2005. The agreement is subject to a one-year extension subject to mutual agreement on compensation. Under the agreement Mr. Wiley will serve as Chairman of the Board of Directors and Chief Executive Officer, with the responsibility for performing such services and duties as TransCommunity’s Board of Directors may designate, for an annual base salary of $160,000 per annum, subject to increase in the discretion of the Board based on performance. In addition, the agreement provides for an annual performance bonus in the discretion of the Board. Other benefits include an $800,000 term life insurance policy (subject to certain conditions) and health and disability insurance coverage. The agreement provides for a monthly car allowance and an allowance for an annual physical examination.

Mr. Wiley serves at the pleasure of TransCommunity’s Board of Directors. If, during the term of the agreement, Mr. Wiley’s employment is terminated for cause (as defined), or if Mr. Wiley resigns without good reason (as defined), Mr. Wiley will be paid under the agreement to the date of termination. If Mr. Wiley is terminated without cause, or if Mr. Wiley resigns for good reason, he will be entitled to receive his base salary up to the end of the then current term of the agreement, plus an additional 24 months of base salary at the then current per annum amount. If Mr. Wiley should die during the term of the agreement, his estate will be entitled to a lump sum payment equal to two years base salary at the then current per annum amount.

The agreement imposes certain non-compete restrictions upon Mr. Wiley for a period of up to one year following termination of the agreement. Separately, but in connection with

Mr. Wiley’s new employment agreement, the Board awarded Mr. Wiley 25,000 “restricted” shares of TransCommunity stock as described in note (2) to the Summary Compensation Table above. The agreement also provides that the stock option award made to Mr. Wiley under his prior employment agreement will be amended to extend to one year the period for exercise of those options upon Mr. Wiley’s death, disability, retirement after age 65, termination without cause or resignation for good reason. Under his prior employment agreement, Mr. Wiley was granted an award of options to purchase 30,000 shares of TransCommunity common stock, subject to adjustments in certain circumstances, at an exercise price of $10 per share. The options vested in three equal annual installments as of December 31, 2001, 2002 and 2003.

Effective June 27, 2001, TransCommunity and Mr. Nolte also entered into a three-year employment agreement to serve as President and Chief Operating Officer of TransCommunity. The terms of Mr. Nolte’s agreement provide that Mr. Nolte’s annual base salary will be not less than $124,000, subject to increase at the discretion of the Board. Mr. Nolte’s agreement provided for performance bonuses in 2002 and 2003 based upon meeting specified performance goals. Mr. Nolte received bonuses of $12,500 for 2002 and $10,500 for 2003 under this provision. Mr. Nolte’s agreement provided that he would receive options for the purchase of 21,000 shares of common stock, subject to adjustment in certain circumstances, all of which shares vested on the same terms as applied to Mr. Wiley. If during the term of Mr. Nolte’s agreement his employment is terminated without cause, Mr. Nolte will be entitled to a severance payment equal to his annual salary at that time or the remaining salary under the contract, whichever is less. The agreement also contains non-competition covenants for a period of one year following termination of employment. Other benefits include term life insurance, and health and disability insurance coverage.

The option awards to Messrs. Wiley and Nolte as provided for in their then existing employment agreements were made on April 15, 2003, at an exercise price of $10.00 per share, and all of such shares are now fully vested.

Effective January 1, 2001, MSM Acquisition Co. (now Main Street) and Mr. Mayhew entered into an employment agreement under which Mr. Mayhew will serve as President and Chief Executive Officer of Main Street Mortgage, with responsibility for performing such services and duties as Main Street Mortgage’s Board of Directors or the Chairman of the Bank of Powhatan may designate, for an annual base salary of $120,000. In addition, the agreement provides for a potential bonus in each of the first seven years of the agreement based on meeting specific performance goals. Mr. Mayhew did not receive a bonus for 2002 or 2003 under this provision. Other benefits include health and disability insurance coverage and other benefits offered to executive employees of TransCommunity, Bank of Powhatan or Main Street Mortgage.

The agreement is for a term of five years, with an automatic annual renewal thereafter unless notice of termination is provided 60 days before the end of a term. Mr. Mayhew serves at the pleasure of Main Street Mortgage. If, during the term of the agreement, Mr. Mayhew’s employment is terminated without cause, Mr. Mayhew will be entitled to a severance payment of $60,000. The agreement also contains non-competition covenants for the term of the agreement and until December 31, 2005.

Effective February 1, 2003, TransCommunity and Mr. Crowder entered into an employment agreement under which Mr. Crowder will serve as the Chief Financial Officer of TransCommunity, with the responsibility for performing such services and duties as TransCommunity’s Chief Executive Officer may designate, for an annual base salary of $115,000, subject to increase at the discretion of the Board. In addition, the agreement provided for a signing bonus of $5,000 and a performance bonus if TransCommunity and Mr. Crowder agree to one in writing. Other benefits include term life insurance and health and disability insurance coverage.

The agreement is for a term of three years. Mr. Crowder serves at the pleasure of TransCommunity’s Board of Directors. If, during the term of the agreement, Mr. Crowder’s employment is terminated without cause, Mr. Crowder will be entitled to a severance payment equal to his annual salary at that time. If, during the term of the agreement, Mr. Crowder’s employment is terminated within one year of a change in control of TransCommunity, Mr. Crowder will be entitled to severance pay equal to three times his annual salary in effect at that time. The agreement also contains non-competition covenants for a period of six months following termination of Mr. Crowder’s employment.

Effective December 18, 2002, Bank of Goochland and Mr. McLean entered into an employment agreement under which Mr. McLean will serve as the President and Chief Executive Officer of Bank of Goochland, with the responsibility for performing such services and duties as the Bank of Goochland’s Chairman or Board of Directors may designate, for an annual base salary of $116,000, subject to increase at the discretion of the Board. Other benefits under the agreement include an automobile allowance and health and disability insurance coverage.

The agreement is for a term of three years, with a two year renewal at the option of Bank of Goochland. Mr. McLean serves at the pleasure of Bank of Goochland’s Board of Directors. If, during the term of the agreement, Mr. McLean’s employment is terminated without cause, Mr. McLean will be entitled to a severance payment equal to his annual salary in effect at that time. If, during the term of the agreement, Mr. McLean’s employment is terminated within one year of a change in control of TransCommunity, Mr. McLean will be entitled to severance pay equal to three times his annual salary in effect at that time. The agreement also contains non-competition covenants for a period of six months following termination of Mr. McLean’s employment.

Effective July 8, 2003, Bank of Powhatan and James F. Keller entered into an employment agreement under which Mr. Keller will serve as the President and Chief Executive Officer of Bank of Powhatan, with the responsibility for performing such services and duties as the Bank of Powhatan’s Chairman or Board of Directors may designate, for an annual base salary of $120,000, subject to increase at the discretion of the Board. Other benefits under the Agreement include an automobile allowance and health and disability insurance coverage.

The agreement is for a term of three years, with a two year renewal at the option of Bank of Powhatan. Mr. Keller serves at the pleasure of Bank of Powhatan’s Board of Directors. If, during the terms of the agreement, Mr. Keller’s employment is terminated without cause, Mr.

Keller will be entitled to a severance payment equal to his annual salary in effect at that time. If, during the term of the agreement, Mr. Keller’s employment is terminated within one year of a change in control of TransCommunity, Mr. Keller will be entitled to severance pay equal to three times his annual salary in effect at that time. The agreement also contains non-competition covenants for a period of six months following termination of Mr. Keller’s employment.

Effective April 19, 2004, Bank of Louisa and George D. Yancey entered into an employment agreement under which Mr. Yancey will serve as the President and Chief Executive Officer of Bank of Louisa, with the responsibility for performing such services and duties as the Bank of Louisa’s Chairman or Board of Directors may designate, for an annual base salary of $110,000, subject to increase at the discretion of the Board. Other benefits under the agreement include an automobile allowance and health and disability insurance coverage.

The agreement is for a term of three years, with a two year renewal at the option of Bank of Louisa. Mr. Yancey serves at the pleasure of Bank of Louisa’s Board of Directors. If, during the term of the agreement, Mr. Yancey’s employment is terminated without cause, Mr. Yancey will be entitled to a severance payment equal to his annual salary in effect at that time. If, during the term of the agreement, Mr. Yancey’s employment is terminated within one year of a change in control of TransCommunity, Mr. Yancey will be entitled to severance pay equal to three times his annual salary in effect at that time. The agreement also contains non-competition covenants for a period of six months following termination of Mr. Yancey’s employment.

Interest of Management and Board in Certain Transactions

Certain directors and officers of TransCommunity and persons with whom they are associated have had, and expect to have in the future, banking transactions with Bank of Powhatan and Bank of Goochland in the ordinary course of their businesses, and expect to have similar transactions with Bank of Louisa and TransCommunity’s other subsidiaries. In the opinion of management of TransCommunity, all such loans and commitments for loans that have been made to these individuals were made on substantially the same terms, including interest rates, collateral and repayment terms as those prevailing at the same time for comparable transactions with other persons, were made in the ordinary course of business, and do not involve more than a normal risk of collectibility or present other unfavorable features.

In February 2003, TransCommunity purchased for $850,000 an approximate two acre tract of land, located at the intersection of U.S. Route 250 and State Route 621 in the Centerville area of Goochland County, as a permanent main office location for Bank of Goochland. The party from whom this land was purchased was a partnership in which Troy A. Perry, a director of TransCommunity, owns a 15% limited partnership interest. The purchase contract provided that, prior to the construction of Bank of Goochland’s main office, the seller would provide site improvements to the property that TransCommunity estimated to have a value of approximately $150,000. The site improvements were provided as contemplated and the Bank of Goochland completed construction of its main office and opened for business at that site in October 2003.

Effective June 1, 2003, in contemplation of initially opening the Bank of Louisa as a branch of Bank of Powhatan, Bank of Powhatan leased for 12 months an office location in the

Town of Louisa from John J. Purcell, Jr., a director of TransCommunity. The lease required no rental payments, but in exchange for the landlord foregoing monthly rent, Bank of Powhatan agreed to make certain tenant improvements to the leased premises that would revert to the landlord at the termination of the lease. The Bank of Louisa branch of Bank of Powhatan opened for business at this location in July 2003. Upon completion of the new main office of Bank of Louisa, N.A., which is currently under construction at a separate location in the Town of Louisa, Bank of Powhatan will terminate the existing lease with Mr. Purcell and certain tenant improvements made at a cost of approximately $67,000 will revert to Mr. Purcell as landlord. If the Bank of Louisa desires to extend the lease past June 1, 2004, the extension will be on a month-to-month basis at a rental of $1,000 per month.

On January 4, 2001, MSM Acquisition Co. (MSM), a subsidiary of the Bank of Powhatan purchased substantially all the assets of Main Street Mortgage and Investment Corporation from Richard W. Mayhew, who was subsequently elected a Director and Chief Financial Officer of TransCommunity. In addition to a cash payment to Mr. Mayhew of $231,176, MSM issued to Mr. Mayhew a non-interest-bearing note payable for $115,588, which amount was paid January 4, 2002. MSM also issued to Mr. Mayhew a non-interest-bearing note payable for $115,588 due on or after January 30, 2003, contingent upon having earned a certain cumulative profit from operation of the business. That obligation remains outstanding. The Board of Directors of the Bank of Powhatan approved the terms of the purchase.

SUPERVISION AND REGULATION

The following discussion sets forth certain elements of the regulatory framework applicable to bank holding companies and their subsidiaries. Other laws and regulations that govern various aspects of the operations of banks and bank holding companies are not described herein, although violations of such laws and regulations could result in supervisory enforcement action against TransCommunity or a TransCommunity subsidiary bank. The financial institution regulatory framework is intended primarily for the protection of depositors and the Federal Deposit Insurance Funds and not for the protection of security holders. To the extent that the following information describes statutory and regulatory provisions, it is qualified in its entirety by reference to the particular statutory and regulatory provisions. A change in applicable statutes, regulations or regulatory policy could have a material effect on TransCommunity and TransCommunity’s subsidiary banks.

Bank Holding Company Act

As a bank holding company registered under the Bank Holding Company Act of 1956, as amended, we are subject to supervision by the Board of Governors of the Federal Reserve System (the Federal Reserve). We are required to file with the Federal Reserve an annual report and such other additional information as the Federal Reserve may require pursuant to the Bank Holding Company Act. The Federal Reserve may also examine TransCommunity and its subsidiaries.

The Bank Holding Company Act requires approval of the Federal Reserve for, among other things, the acquisition by a bank holding company of control of more than five percent

(5%) of the voting shares, or substantially all the assets, of any bank or the merger or consolidation by a bank holding company with another bank holding company. The Bank Holding Company Act also generally permits the acquisition by a bank holding company of control, or substantially all the assets, of any bank located in a state other than the home state of the bank holding company, except where the bank has not been in existence for the minimum period of time required by state law, but if the bank is at least 5 years old, the Federal Reserve may approve the acquisition.

Under current law, with certain limited exceptions, a bank holding company is prohibited from acquiring control of any voting shares of any company which is not a bank or bank holding company and from engaging directly or indirectly in any activity other than banking or managing or controlling banks or furnishing services to or performing service for its authorized subsidiaries. A bank holding company may, however, engage in or acquire an interest in, a company that engages in activities which the Federal Reserve has determined by order or regulation to be so closely related to banking or managing or controlling banks as to be properly incident thereto. In making such a determination, the Federal Reserve is required to consider whether the performance of such activities can reasonably be expected to produce benefits to the public, such as convenience, increased competition or gains in efficiency, which outweigh possible adverse effects, such as undue concentration of resources, decreased or unfair competition, conflicts of interest or unsound banking practices. The Federal Reserve is also empowered to differentiate between activities commenced de novo and activities commenced by the acquisition, in whole or in part, of a going concern. Some of the activities that the Federal Reserve has determined by regulation to be closely related to banking include making or servicing loans, performing certain data processing services, acting as a fiduciary or investment or financial advisor, and making investments in corporations or projects designed primarily to promote community welfare.

The Federal Reserve requires a bank holding company, including those designated as a financial holding company, to act as a source of financial strength and to take measures to preserve and protect its bank subsidiaries. TransCommunity could be compelled by the Federal Reserve to invest additional capital in the event TransCommunity’s subsidiary banks experience either significant loan losses or rapid growth of loans or deposits.

Gramm Leach Bliley Financial Modernization Act of 1999

Effective on March 11, 2000, the Gramm Leach Bliley Financial Modernization Act (the GLB Act) allows a bank holding company or other company to declare and certify its status as a financial holding company, which will allow it to engage in activities that are financial in nature, that are incidental to such activities, or are complementary to such activities. The GLB Act enumerates certain activities that are deemed financial in nature, such as underwriting insurance or acting as an insurance principal, agent or broker, underwriting, dealing in or making markets in securities, and engaging in merchant banking under certain restrictions. It also authorizes the Federal Reserve to determine by regulation what other activities are financial in nature, or incidental or complementary thereto.

In order for a bank holding company to qualify as a financial holding company, all of its depository subsidiaries must be well capitalized and well managed, and must meet their Community Reinvestment Act of 1977 (CRA) obligations. See “Supervision and Regulation—Community Reinvestment Act.” The bank holding company also must declare its intention to become a financial holding company to the Federal Reserve and certify that it meets the requirements. Banks and thrifts acquired by a financial holding company within 12 months prior to the date on which the election is filed may be excluded from this test if they have less than a satisfactory CRA rating, but they must submit a plan to the applicable federal banking agency describing how the CRA rating will be brought into conformance.

TransCommunity’s application to become a financial holding company became effective in February 2004.

The GLB Act also establishes a system of functional regulation for financial holding companies and banks, providing regulation of securities by the Securities and Exchange Commission (the SEC) and state securities regulators, regulation of futures by the Commodity Futures Trading Commission, and regulation of insurance activities by the state insurance regulators. Banks may sell title insurance only when specifically permitted under applicable state law.

The GLB Act also imposes customer privacy requirements on financial institutions. Financial institutions generally are prohibited from disclosing customer information to non-affiliated third parties, unless the customer has been given the opportunity to object and has not objected to such disclosure. Financial institutions must disclose their specific privacy policies to their customers annually. Upon making such disclosure, there is no specific restriction on financial institutions disclosing customer information to affiliated parties. Financial institutions must comply with state law, however, if it protects customer privacy more fully than federal law.

Capital Requirements

The federal bank regulatory agencies have adopted risk-based and leverage capital adequacy guidelines applicable to bank holding companies and banking organizations that they supervise. Under the risk-based capital requirements, we and our bank subsidiaries are each generally required to maintain a minimum ratio of total capital to risk-weighted assets (including specific off-balance sheet activities, such as standby letters of credit) of 8%. At least half of the total capital (4%) must be composed of “Tier 1 capital”, which is defined as common equity, retained earnings and qualifying perpetual preferred stock, less certain intangibles. The remainder may consist of “Tier 2 capital”, which is defined as specific subordinated debt, some hybrid capital instruments and other qualifying preferred stock and a limited amount of the loan loss allowance. Assets are adjusted under the risk-based guidelines to take into account different risk characteristics, with the categories ranging from 0% (requiring no risk-based capital) for assets such as cash and certain U.S. government and agency securities, to 100% for the bulk of assets which are typically held by a bank holding company, including certain multi-family residential and commercial real estate loans, commercial business loans and consumer loans. Residential first mortgage loans on one to four family residential real estate and certain seasoned multi-family residential real estate loans, which are not 90 days or more past due or nonperforming and which have been made in accordance with prudent underwriting standards are assigned a 50% level in the risk-weighing system, as are certain privately issued mortgage backed securities representing indirect ownership of such loans.

In addition to the risk-based capital requirements, the federal bank regulatory agencies have established a minimum 4.0% leverage capital ratio (Tier 1 capital to total adjusted assets) requirement for the most highly rated banks, with an additional cushion of at least 100 to 200 basis points for all other banks, which effectively increases the minimum leverage capital ratio for such other banks to 4.0% – 6.0% or more. The highest rated banks are those that are not anticipating or experiencing significant growth and have well diversified risk, including no undue interest rate risk exposure, excellent asset quality, high liquidity, good earnings and, in general, those which are considered a strong banking organization. A bank having less than the minimum leverage capital ratio requirement shall, within 60 days of the date as of which it fails to comply with such requirement, submit a reasonable plan describing the means and timing by which a bank shall achieve its minimum leverage capital ratio requirement. A bank that fails to file such plan is deemed to be operating in an unsafe and unsound manner, and could subject that bank to a cease and desist order. Any insured depository institution with a leverage capital ratio that is less than 2.0% is deemed to be operating in an unsafe or unsound condition pursuant to Section 8(a) of the Federal Deposit Insurance Act and is subject to potential termination of deposit insurance. However, such an institution will not be subject to an enforcement proceeding solely on account of its capital ratios, if it has entered into and is in compliance with a written agreement to increase its leverage capital ratio and to take such other action as may be necessary for the institution to be operated in a safe and sound manner. The capital regulations also provide, among other things, for the issuance of a capital directive, which is a final order issued to a bank that fails to maintain minimum capital or to restore its capital to the minimum capital requirement within a specified time period. Such directive is enforceable in the same manner as a final cease and desist order.

Under these regulations, a bank holding company or a bank will be:

•	“well capitalized” if it has a total risk-based capital ratio of 10% or greater, a Tier 1 risk-based capital ratio of 6% or greater, a Tier 1 leverage ratio of 5% or greater, and is not subject to any written capital order or directive;

•	“adequately capitalized” if it has a total risk-based capital ratio of 8% or greater, a Tier 1 risk-based capital ratio of 4% or greater, and a Tier 1 leverage ratio of 4% or greater (3% in certain circumstances) and does not meet the definition of “well capitalized;”

•	“undercapitalized” if it has a total risk-based capital ratio of less than 8%, a Tier 1 risk-based capital ratio of less than 4% or a Tier 1 leverage ratio of less than 4% (3% in certain circumstances).

•	“significantly undercapitalized” if it has a total risk-based capital ratio of less than 6%, a Tier 1 risk-based capital ratio of less than 3%, or a Tier 1 leverage ratio of less than 3%; or

•	“critically undercapitalized” if it has a ratio of tangible equity to total assets that is equal to or less than 2%.

As of all periods presented in this prospectus, both TransCommunity and its subsidiary banks were considered well capitalized.

The risk-based capital standards explicitly identify concentrations of credit risk and the risk arising from non-traditional activities, as well as an institution’s ability to manage these risks, as important factors to be taken into account by the agency in assessing an institution’s overall capital adequacy. The capital guidelines also provide that an institution’s exposure to a decline in the economic value of its capital due to changes in interest rates be considered by the agency as a factor in evaluating a banking organization’s capital adequacy.

TransCommunity’s consolidated actual and required capital amounts and ratios for the year ended December 31, 2003, are shown in Note 18 of the notes to TransCommunity’s consolidated financial statements included herein.

Payment of Dividends

TransCommunity is a legal entity separate and distinct from its subsidiary banks. For the near-term future, a significant portion of the revenues of TransCommunity will depend upon dividends or fees paid to TransCommunity by its subsidiary banks. Prior regulatory approval is required if the total of all dividends declared by a national bank in any calendar year will exceed the sum of that bank’s net profits for that year and its retained net profits for the preceding two calendar years, less any required transfers to surplus.

Federal law also prohibits national banks from paying dividends that would be greater than the bank’s undivided profits after deducting statutory bad debts in excess of the bank’s allowance for loan losses. That means that each subsidiary bank must recover any start-up losses before it may pay a dividend to TransCommunity.

In addition, TransCommunity and its subsidiaries are subject to various general regulatory policies and requirements relating to the payment of dividends, including the requirements to maintain adequate capital above regulatory minimums. The appropriate federal regulatory authority is authorized to determine under certain circumstances relating to the financial condition of a bank or bank holding company that the payment of dividends would be unsafe or unsound practice and to prohibit payment thereof. The appropriate federal regulatory authorities have indicated that paying dividends that deplete a bank’s capital base to an inadequate level would be an unsound and unsafe banking practice and that banking organizations should generally pay dividends only out of current operating earnings. In addition, TransCommunity is subject to state laws that limit the amount of dividends it can pay. TransCommunity expects that these laws, regulations or policies will materially impact the ability of its subsidiary banks, and therefore TransCommunity, to pay dividends in the early years of operations.

Federal Supervision of Our Subsidiary Banks

Our subsidiary banks are national banks and members of the Federal Reserve System. Their deposit accounts are insured by the Bank Insurance Fund of the Federal Deposit Insurance Corporation (the FDIC) up to the maximum legal limits of the FDIC and are subject to regulation, supervision and regular examination by the Comptroller of the Currency. The Office of the Comptroller of the Currency (the OCC) conducts regular examinations of each subsidiary bank, reviewing such matters as the adequacy of loan loss reserves, quality of loans and investments, management practices, compliance with laws, and other aspects of their operations. In addition to these regular examinations, each subsidiary bank must furnish the OCC with periodic reports containing a full and accurate statement of its affairs. The regulations of the OCC govern most aspects of our subsidiary banks’ business, including required reserves against deposits, loans, investments, mergers and acquisitions, borrowings, dividends and location and number of branch offices. The laws and regulations governing our subsidiary banks generally have been promulgated to protect depositors and the deposit insurance funds, and not for the purpose of protecting shareholders.

Insurance of Accounts, Assessments and Regulation by the FDIC

The Federal Deposit Insurance Act (the FDIA) establishes a risk-based deposit insurance assessment system. Under applicable regulations, deposit premium assessments are determined based upon a matrix formed utilizing capital categories – “well capitalized,” “adequately capitalized” and “undercapitalized”—defined in the same manner as those categories are defined for purposes of Section 38 of the FDIA. See “Supervision and Regulation – Capital Requirements.” Each of these groups is then divided into three subgroups which reflect varying levels of supervisory concern, from those which are considered healthy to those which are considered to be of substantial supervisory concern. The matrix so created results in nine assessment risk classifications, with rates ranging from 0.04% of insured deposits for well capitalized institutions having the lowest level of supervisory concern, to 0.31% of insured deposits for undercapitalized institutions having the highest level of supervisory concern. In general, while the Bank Insurance Fund of the FDIC maintains a reserve ratio of 1.25% or greater, no deposit insurance premiums are required. When the Bank Insurance Fund of the FDIC reserve ratio falls below that level, all insured banks would be required to pay premiums. Payment of deposit premiums, either under current law or as the deposit insurance system may be reformed, will have an adverse impact on earnings.

Restrictions on Extensions of Credit and Investment in the Stock of TransCommunity or its Subsidiaries

Subsidiary banks of a bank holding company are subject to certain restrictions imposed by the Federal Reserve Act on any extensions of credit to the bank holding company or any of its subsidiaries, or investments in the stock or other securities thereof, and on the taking of such stock or securities as collateral for loans to any borrower. Further, a holding company and any subsidiary bank are prohibited from engaging in certain tie-in arrangements in connection with the extension of credit. A subsidiary bank may not extend credit, lease or sell property, or furnish any services, or fix or vary the consideration for any of the foregoing, on the condition that: (a) the customer obtain or provide some additional credit, property or services from or to such bank other than a loan, discount, deposit or trust service; (b) the customer obtain or provide some additional credit, property or service from or to a holding company or any other subsidiary of a holding company; or (c) the customer not obtain some other credit, property or service from competitors, except for reasonable requirements to assure the soundness of credit extended.

Monetary and Fiscal Policy Effects on Interest Rates

Banking is a business which depends on interest rate differentials. In general, the differences between the interest paid by a bank on its deposits and its other borrowings and the interest received by a bank on loans extended to its customers and securities held in its investment portfolio constitute the major portion of our subsidiary banks’ earnings. Thus, our earnings and growth will be subject to the influence of economic conditions generally, both domestic and foreign, and also to the monetary and fiscal policies of the United States and its agencies, particularly the Federal Reserve, which regulates the supply of money through various means including open market dealings in United States government securities. The nature and timing of changes in such policies and their impact on our subsidiary banks cannot be predicted.

Branching and Interstate Banking

The federal banking agencies are authorized to approve interstate bank merger transactions without regard to whether such transaction is prohibited by the law of any state, unless the home state of one of the banks has opted out of the interstate bank merger provisions of the Riegle-Neal Interstate Banking and Branching Efficiency Act of 1994 (the Riegle-Neal Act) by adopting a law after the date of enactment of the Riegle-Neal Act and prior to June 1, 1997, which applies equally to all out-of-state banks and expressly prohibits merger transactions involving out-of-state banks. Interstate acquisitions of branches are permitted only if the law of the state in which the branch is located permits such acquisitions. Such interstate bank mergers and branch acquisitions are also subject to the nationwide and statewide insured deposit concentration limitations described in the Riegle-Neal Act.

The Riegle-Neal Act authorizes the federal banking agencies to approve interstate branching de novo by national and state banks in states which specifically allow for such branching. Virginia has enacted laws which permit interstate acquisitions of banks and bank branches and permit out-of-state banks to establish de novo branches.

Prompt Corrective Action

Immediately upon becoming undercapitalized, an FDIC-insured depository institution shall become subject to the provisions of Section 38 of the FDIA, which: (a) restrict payment of capital distributions and management fees; (b) require that the appropriate federal banking agency monitor the condition of the institution and its efforts to restore its capital; (c) require submission of a capital restoration plan; (d) restrict the growth of the institution’s assets; and (e) require prior approval of certain expansion proposals. The appropriate federal banking agency for an undercapitalized institution also may take any number of discretionary supervisory actions if the agency determines that any of these actions is necessary to resolve the problems of the institution at the least possible long term cost to the deposit insurance fund, subject in certain cases to specified procedures. These discretionary supervisory actions include: (a) requiring the institution to raise additional capital; (b) restricting transactions with affiliates; (c) requiring divestiture of the institution or the sale of the institution to a willing purchaser; and (d) any other supervisory action that the agency deems appropriate. These and additional mandatory and permissive supervisory actions may be taken with respect to significantly undercapitalized and critically undercapitalized institutions.

Regulatory Enforcement Authority

Federal banking law grants substantial enforcement powers to federal banking regulators. This enforcement authority includes, among other things, the ability to assess civil money penalties, to issue cease and desist or removal orders and to initiate injunctive actions against banking organizations and institution-affiliated parties. In general, these enforcement actions may be initiated for violations of laws and regulations and unsafe or unsound practices. Other actions or inactions may provide the basis for enforcement action, including misleading or untimely reports filed with regulatory authorities.

Transactions with Affiliates

Transactions between banks and their affiliates are governed by Sections 23A and 23B of the Federal Reserve Act and by regulations promulgated by the Federal Reserve thereunder. An affiliate of a bank is any bank or entity that controls, is controlled by or is under common control with such bank. Generally, Section 23A (a) limits the extent to which a bank or its subsidiaries may engage in “covered transactions” with any one affiliate to an amount equal to 10% of such institution’s capital stock and surplus, and maintain an aggregate limit on all such transactions with affiliates to an amount equal to 20% of such capital stock and surplus, and (b) requires that all such transactions be on terms substantially the same, or at least as favorable, to the bank as those provided to a nonaffiliate. The term “covered transaction” includes the making of loans, purchase of assets, issuance of a guarantee and similar other types of transactions. Section 23B applies to “covered transaction” as well as sales of assets and payments of money to an affiliate. These transactions must also be conducted on terms substantially the same, or at least as favorable, to the bank as those provided to nonaffiliates.

Community Reinvestment Act

The Community Reinvestment Act of 1977 requires that federal banking regulators evaluate the record of the financial institutions in meeting the credit needs of their local communities, including low and moderate income neighborhoods, consistent with the safe and sound operation of those institutions. These factors are also considered in evaluating mergers, acquisitions, and applications to open a branch or facility. To the best knowledge of our bank subsidiaries, they are meeting their obligations under this act.

Loans to Insiders

The Federal Reserve Act and related regulations impose specific restrictions on loans to directors, executive officers and principal shareholder of banks. Under Section 22(h) of the Federal Reserve Act, any loan to a director, an executive officer or to a principal shareholder of a bank, or to entities controlled by any of the foregoing, may not exceed, together with all outstanding loans to such persons or entities controlled by such person, the bank’s loan to one borrower limit. Loans in the aggregate to insiders of the related interest as a class may not exceed two times the bank’s unimpaired capital and unimpaired surplus until the bank’s total assets equal or exceed $100 million, at which time the aggregate is limited to the bank’s unimpaired capital and unimpaired surplus. Section 22(h) also prohibits loans above amounts prescribed by the appropriate federal banking agency to directors, executive officers, and principal shareholders of a bank or bank holding company, and to entities controlled by such persons, unless such loans are approved in advance by a majority of the board of directors of the bank with any “interested” director not participating in the voting. The OCC has prescribed the loan amount, which includes all other outstanding loans to such person, as to which such prior board of director approval is required, as being the greater of $25,000 or 5% of capital and surplus (up to $500,000). Section 22(h) requires that loans to directors, executive officers and principal shareholders be made in terms and underwriting standards substantially the same as offered in comparable transactions to other persons.

Consumer Laws and Regulations

Our bank subsidiaries are subject to a variety of other regulations. State and federal laws restrict interest rates on loans, potentially affecting our income. The Truth in Lending Act and the Home Mortgage Disclosure Act impose information requirements on our subsidiary banks in making loans. The Equal Credit Opportunity Act prohibits discrimination in lending on the basis of race, creed, or other prohibited factors. The Fair Credit Reporting Act governs the use and release of information to credit reporting agencies. The Truth in Savings Act requires disclosure of yields and costs of deposits and deposit accounts. Other acts govern confidentiality of consumer financial records, automatic deposits and withdrawals, check settlement, endorsement and presentment, and reporting of cash transactions as required by the Internal Revenue Service.

USA Patriot Act of 2001

In October 2001, the USA Patriot Act of 2001 was enacted in response to the terrorist attacks in New York, Pennsylvania and Washington, D.C. which occurred on September 11, 2001. The Patriot Act is intended to strengthen the ability of U.S. law enforcement agencies and the intelligence communities to work cohesively to combat terrorism on a variety of fronts. The potential impact of the Patriot Act on financial institutions of all kinds is significant and wide ranging. The Patriot Act contains sweeping anti-money laundering and financial transparency laws and imposes various regulations, including standards for verifying client identification at account opening, and rules to promote cooperation among financial institutions, regulators and law enforcement entities in identifying parties that may be involved in terrorism or money laundering.

Economic and Monetary Policies

The operations of TransCommunity are affected not only by general economic conditions, but also by the economic and monetary policies of various regulatory authorities. In particular, the Federal Reserve regulates money, credit and interest rates in order to influence general economic conditions. These policies have a significant influence on overall growth and distribution of loans, investments and deposits and affect interest rates charged on loans or paid for time and savings deposits. Federal Reserve monetary policies have had a significant effect on the operating results of commercial banks in the past and are expected to continue to do so in the future.

Sarbanes-Oxley Act of 2002

TransCommunity is subject to the periodic reporting requirements of the Securities and Exchange Act of 1934, as amended (the Exchange Act), including the filing of annual, quarterly and other reports with the SEC. As an Exchange Act reporting company, TransCommunity is directly affected by the recently enacted Sarbanes-Oxley Act of 2002 (SOX), which is aimed at improving corporate governance and reporting procedures. TransCommunity is already complying with applicable new SEC and other rules and regulations implemented pursuant to SOX and intends to comply with any applicable rules and regulations implemented in the future. Because the stock of TransCommunity is not listed on any national securities exchange or quoted on the NASDAQ Market System, certain provisions of SOX, and the regulations adopted or to be adopted thereunder, do not currently apply to TransCommunity.

Future Regulatory Uncertainty

Because federal regulation of financial institutions changes regularly and is the subject of constant legislative debate, we cannot forecast how federal regulation of financial institutions may change in the future and impact our operations. Although Congress in recent years has sought to reduce the regulatory burden on financial institutions with respect to the approval of specific transactions, we fully expect that the financial institution industry will remain heavily regulated in the near future and that additional laws or regulations may be adopted further regulating specific banking practices.

DESCRIPTION OF CAPITAL STOCK

The following summary description of the material features of the capital stock of TransCommunity is qualified in its entirety by reference to applicable provisions of Virginia law and the Articles of Incorporation (the Articles) and the Bylaws (the Bylaws) of TransCommunity, which are exhibits to the registration statement covering the shares of common stock offered by this prospectus on file with the SEC.

Authorized and Outstanding Capital Stock

The authorized capital stock of TransCommunity consists of 5,000,000 shares of common stock, par value $.01 per share. As of March 31, 2004, there were 2,067,613 shares of common stock issued and outstanding held by approximately 2,800 holders of record.

Voting Rights

The holders of common stock are entitled to one vote per share on all matters voted on by shareholders, including elections of directors, and possess exclusively all voting power. The Articles do not provide for cumulative voting for the election of directors.

Dividend Rights

The holders of common stock are entitled to such dividends as may be declared from time to time by TransCommunity’s Board of Directors from funds available therefore, and upon liquidation will be entitled to receive pro rata all assets of TransCommunity available for distribution to such holders.

Preemptive Rights

The holders of common stock have no preemptive or other subscription rights, and there are no conversion rights or redemption or sinking fund provisions with respect to the common stock.

Provisions that may Affect a Change of Control

The Articles and Bylaws contain provisions that may have the effect of delaying or preventing a change in control of TransCommunity. The Articles and Bylaws provide: (i) that the Board of Directors shall be divided into three classes and at each annual meeting of shareholders thereafter one class shall be elected each year to serve a three-year term; (ii) that directors may be removed only for cause and only by the affirmative vote of holders of at least two-thirds of TransCommunity’s outstanding voting stock; (iii) that a vacancy on the Board shall be filled by the remaining directors; and (iv) that special meetings of the shareholders may be called only by the Chairman of the Board, by the Chief Executive Officer or by the Board of Directors and may not be called by the shareholders. The Bylaws require advance notification for a shareholder to bring business before a shareholders’ meeting or to nominate a person for election as a director.

The Articles also require that any amendment to the Articles or any merger or share exchange to which TransCommunity is a party or any direct or indirect sale, lease, exchange or other disposition of all or substantially all of TransCommunity’s property, other than in the usual and regular course of business, must be approved by the affirmative vote of a majority of the votes entitled to be cast by each voting group entitled to vote on such amendment or transaction; provided, however, that if such amendment or transaction is approved by less than two-thirds of TransCommunity’s Directors, holders of more than 80% of the issued and outstanding shares of TransCommunity’s common stock must vote in favor of such amendment or transaction.

Affiliated Transactions Statute

The Virginia Stock Corporation Act (the Virginia Act) contains provisions governing “Affiliated Transactions” designed to deter certain coercive two-tier takeovers of Virginia corporations. Affiliated Transactions include certain mergers and share exchanges, material dispositions of corporate assets not in the ordinary course of business, any dissolution of the corporation proposed by or on behalf of an “Interested Shareholder” (as defined below), or reclassifications, including reverse stock splits, recapitalizations or mergers of the corporation with its subsidiaries which have the effect of increasing the percentage of voting shares beneficially owned by an Interested Shareholder by more than 5%. For purposes of the Virginia

Act, an “Interested Shareholder” is defined as any beneficial owner of more than 10% of any class of the voting securities of a Virginia corporation.

Subject to certain exceptions discussed below, the provisions governing Affiliated Transactions require that, for three years following the date upon which any shareholder becomes an Interested Shareholder, a Virginia corporation cannot engage in an Affiliated Transaction with such Interested Shareholder unless approved by the affirmative vote of the holders of more than two-thirds of the outstanding shares of the corporation entitled to vote, other than the shares beneficially owned by the Interested Shareholder, and by a majority (but not less than two) of the “Disinterested Directors.” A “Disinterested Director” means, with respect to a particular Interested Shareholder, a member of a corporation’s board of directors who (i) was a member before the later of January 1, 1988 and the date on which an Interested Shareholder became an Interested Shareholder and (ii) was recommended for election by, or was elected to fill a vacancy and received the affirmative vote of, a majority of the Disinterested Directors then on the corporation’s board of directors. At the expiration of the three year period, these provisions require approval of Affiliated Transactions by the affirmative vote of the holders of more than two-thirds of the outstanding shares of the corporation entitled to vote, other than those beneficially owned by the Interested Shareholder.

The principal exceptions to the special voting requirement apply to Affiliated Transactions occurring after the three-year period has expired and require either that the transaction be approved by a majority of the Disinterested Directors or that the transaction satisfy certain fair price requirements of the statute. In general, the fair price requirements provide that the shareholders must receive the highest per share price for their shares as was paid by the Interested Shareholder for his shares or the fair market value of their shares, whichever is higher. The fair price requirements also require that, during the three years preceding the announcement of the proposed Affiliated Transaction, all required dividends have been paid and no special financial accommodations have been accorded the Interested Shareholder, unless approved by a majority of the Disinterested Directors.

None of the foregoing limitations and special voting requirements applies to an Affiliated Transaction with an Interested Shareholder (i) who was an Interested Shareholder on the date the corporation first became subject to the provisions of the Virginia Act governing Affiliated Transactions by virtue of its having 300 shareholders of record or (ii) whose acquisition of shares making such a person an Interested Shareholder was approved by a majority of the corporation’s Disinterested Directors.

In addition, the Affiliated Transactions provisions provide that, by affirmative vote of a majority of the voting shares other than shares owned by any Interested Shareholder, a corporation may adopt, by meeting certain voting requirements, an amendment to its articles of incorporation or bylaws providing that the Affiliated Transactions provisions shall not apply to the corporation. TransCommunity has not adopted such an amendment.

Control Share Acquisitions Statute

The Virginia Act contains provisions regulating certain “control share acquisitions,” which are transactions causing the voting strength of any person acquiring beneficial ownership of shares of a public corporation in Virginia to meet or exceed certain threshold percentages (20%, 33 1/3% or 50%) of the total votes entitled to be cast for the election of directors. Shares acquired in a control share acquisition have no voting rights unless granted by a majority vote of all outstanding shares other than those held by the acquiring person or any officer or employee director of the corporation. The acquiring person may require that a special meeting of the shareholders be held to consider the grant of voting rights to the shares acquired in the control share acquisition. If the acquiring person’s shares are not accorded voting rights (or if no request for a special meeting is made by an acquiror), the corporation may, if authorized by its charter and bylaws prior to the control share acquisition, purchase the acquiring person’s shares at their cost to the acquiring person. If voting rights are approved and the acquiring person controls 50% or more of the voting power, all shareholders other than the acquiring person have dissenters’ rights which enable them to receive the “fair value” of their shares. “Fair value” is not less than the highest price paid in the control share acquisition. The provisions of the Virginia Act relating to control share acquisitions are inapplicable to a corporation until it has more than 300 shareholders. The Virginia Act permits corporations to opt-out of its provisions by adopting a bylaw or charter provision prior to a control share acquisition stating that the control share provisions of the Virginia Act shall not apply. TransCommunity’s Bylaws contain a provision opting-out of the control share provisions of the Virginia Act.

Liability and Indemnification of Directors and Officers

As permitted by the Virginia Act, the Articles contain provisions which indemnify directors and officers of TransCommunity to the full extent permitted by Virginia law and eliminate the personal liability of directors and officers for monetary damages to TransCommunity or its shareholders for breach of their fiduciary duties, except to the extent such indemnification or elimination of liability is prohibited by the Virginia Act. These provisions do not limit or eliminate the rights of TransCommunity or any shareholder to seek an injunction or any other non-monetary relief in the event of a breach of a director’s or officer’s fiduciary duty. In addition, these provisions apply only to claims against a director or officer arising out of his role as a director or officer and do not relieve a director or officer from liability if he engaged in willful misconduct or a knowing violation of the criminal law or any federal or state securities law.

In addition, the Articles provide for the indemnification of both directors and officers for expenses incurred by them in connection with the defense or settlement of claims asserted against them in their capacities as directors and officers. This right of indemnification extends to judgments or penalties assessed against them. TransCommunity has limited its exposure to liability for indemnification of directors and officers by purchasing directors and officers liability insurance coverage.

Insofar as indemnification for liabilities arising under the Securities Act of 1933 may be permitted to directors, officers or persons controlling us pursuant to the foregoing provisions, we have been informed that in the opinion of the Securities and Exchange Commission this type of indemnification is against public policy as expressed in the Securities Act and is therefore unenforceable.

Transfer Agent and Registrar

Registrar and Transfer Company, Cranford, New Jersey, serves as transfer agent and registrar for TransCommunity’s common stock.

Shares Eligible for Future Sale

All of the shares issued in the offering will be freely tradeable without restriction or registration under the Securities Act of 1933, as amended (the Securities Act), unless owned by an affiliate of TransCommunity. An affiliate of an issuer is defined in Rule 144 under the Securities Act as a person that directly or indirectly, through one or more intermediaries, controls, is controlled by, or is under common control with the issuer. Rule 405 under the Securities Act defines the term “control” to mean the possession, direct or indirect, of the power to direct or cause the direction of the management and policies of the person whether through the ownership of voting securities, by contract, or otherwise. All directors and executive officers of TransCommunity will likely be deemed to be affiliates. See “Management—Security Ownership of Directors and Executive Officers.” Shares held by affiliates may be eligible for sale in the open market without registration in accordance with the provisions of Rule 144.

In general, under Rule 144 any person (or persons whose shares are aggregated) who has beneficially owned restricted securities for at least one year, including affiliates, and any affiliate who holds shares sold in a public offering, may sell, within any three-month period, a number of such shares that does not exceed the greater of (i) one percent (1%) the then outstanding shares of the common stock or (ii) the average weekly trading volume of the common stock during the four calendar weeks preceding the sale. Rule 144 also requires that the securities must be sold in “brokers’ transactions,” as defined in the Securities Act, and the person selling the securities may not solicit orders or make any payment in connection with the offer or sale of securities to any person other than the broker who executes the order to sell the securities. After restricted securities are held for two years, a person who is not deemed an affiliate of TransCommunity is entitled to sell such shares under Rule 144 without regard to the volume and manner of sale limitations described above. Sales of shares by affiliates will continue to be subject to the volume and manner of sale limitations.

No prediction can be made of the effect, if any, that future sales of shares of common stock, or the availability of shares for future sales, will have on the market price prevailing from time to time. Sales of substantial amounts of shares of common stock, or the perception that such sales could occur, could adversely affect the prevailing market price of the shares.

Validity of Shares

The validity of the shares of our common stock offered will be passed on by the law firm of Troutman Sanders LLP.

EXPERTS

The financial statements of TransCommunity as of and for the periods ended December 31, 2002 and 2003 have been included in this prospectus in reliance on the report of S.B. Hoover and Company, L.L.P., independent accountants, and upon the authority of said firm as experts in accounting and auditing.

AVAILABLE INFORMATION

We are subject to the information requirements of the Exchange Act, and we file annual, quarterly and current reports, proxy statements and other information with the SEC. You may read and copy any document that we file at the SEC’s public reference room facility located at 450 Fifth Street, NW, Washington, D.C. 20549. Please call the SEC at 1-800-SEC-0330 for further information on the public reference room. The SEC also maintains an Internet site at http://www.sec.gov that contains reports, proxy and information statements and other information regarding issuers, including us, that file documents with the SEC electronically through the SEC’s electronic data gathering, analysis and retrieval system known as EDGAR. On EDGAR, our reports are listed under “TransCommunity Bankshares Incorporated” (until our EDGAR listing is changed to “TransCommunity Financial Corporation”), and our CIK number is 0001140249.

This prospectus is part of a registration statement we have filed with the SEC. Because the rules and regulations of the SEC allow us to omit certain portions of the registration statement from this prospectus, this prospectus does not contain all the information set forth in the registration statement. You may review the registration statement and the exhibits filed with the registration statement for further information regarding us and the shares of our common stock being offered by this prospectus. The registration statement and its exhibits may be inspected at the public reference facility of the SEC at the locations described above.

In addition, TransCommunity’s annual, quarterly and current reports, proxy statements, registration statements and other reports that are filed with the SEC will be furnished without charge to shareholders upon written request directed to the Corporate Secretary, TransCommunity Financial Corporation, 4235 Innslake Drive, Glen Allen, VA 23060.

Internet Access to Corporate Documents

Information about TransCommunity can be found on TransCommunity’s website at www.TCFCorp.com under “Investor Relations—Financial Information” where TransCommunity posts its annual reports on Form 10-KSB, quarterly reports on Form 10-QSB and Section 16 reports as soon as reasonably practicable after they are electronically filed with or furnished to the Securities and Exchange Commission. All such filings are available free of charge.

INDEPENDENT AUDITORS’ REPORT

The Board of Directors and Stockholders

TransCommunity Bankshares Incorporated

Richmond, Virginia

We have audited the consolidated statements of financial condition of TransCommunity Bankshares Incorporated as of December 31, 2003 and 2002, and the related consolidated statements of income, stockholders’ equity, and cash flows for the years then ended. These consolidated financial statements are the responsibility of the Bank’s management. Our responsibility is to express an opinion on these consolidated financial statements based on our audits.

We conducted our audits in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audits to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the consolidated financial statements referred to above present fairly, in all material respects, the financial position of TransCommunity Bankshares Incorporated as of December 31, 2003 and 2002, and the results of its operations and its cash flows for the years then ended, in conformity with auditing standards generally accepted in the United States of America.

/s/    S. B. HOOVER & COMPANY, L.L.P.

January 29, 2004

Harrisonburg, Virginia

TRANSCOMMUNITY BANKSHARES INCORPORATED

CONSOLIDATED STATEMENTS OF FINANCIAL CONDITION

DECEMBER 31, 2003 AND 2002

	2003	2002
ASSETS
Cash and due from banks (Note 3)	$7,913,777	$3,447,473
Federal funds sold	186,000	3,520,000

Total Cash and Cash Equivalents	8,099,777	6,967,473
Securities available-for-sale, at fair value (Note 4)	2,314,445	399,500
Securities held to maturity (fair value of $17,415,889 in 2003 and $3,798,997 in 2002) (Note 4)	17,439,025	3,798,980
Loans receivable (Note 5 & 14)	66,119,683	37,116,940
Allowance for loan losses (Note 6)	(842,819)	(462,200)

Net Loans	65,276,864	36,654,740
Premises and equipment, net (Note 7)	5,089,975	2,246,242
Federal Reserve Bank stock (restricted) (Note 4)	357,300	357,300
Other assets (Note 16)	1,174,969	698,670

Total Assets	$99,752,355	$51,122,905

LIABILITIES
Deposits:
Demand deposits:
Noninterest bearing	$11,948,835	$5,530,727
Interest bearing	15,528,664	6,803,531
Savings deposits	5,826,145	3,160,180
Other time deposits (Note 8)	49,371,157	21,217,830

Total Deposits	82,674,801	36,712,268
Federal funds purchased	501,000	1,250,439
Notes payable (Note 9)	1,198,000	198,000
Accrued expenses and other liabilities	477,112	491,418

Total Liabilities	84,850,913	38,652,125

STOCKHOLDERS’ EQUITY (Notes 10, 11, 17, 18 & 19)
Expenses of stock offering		(588,335)
Common stock $.01 par value (5,000,000 shares authorized) 2,067,613 and 1,605,249 shares issued and outstanding	20,676	16,052
Paid-in-surplus	19,916,482	15,831,921
Accumulated deficit	(5,025,853)	(2,788,358)
Accumulated other comprehensive loss	(9,863)	(500)

Total Stockholders’ Equity	14,901,442	12,470,780

Total Liabilities and Stockholders’ Equity	$99,752,355	$51,122,905

The accompanying notes are an integral part of these financial statements.

TRANSCOMMUNITY BANKSHARES INCORPORATED

CONSOLIDATED STATEMENTS OF INCOME

FOR THE YEARS ENDED DECEMBER 31, 2003 AND 2002

	2003	2002
INTEREST AND DIVIDEND INCOME
Loans, including fees	$3,728,989	$2,077,370
Federal funds sold	104,297	12,202
Debt securities	136,174	202,701
Dividends	21,438	12,988

Total Interest and Dividend Income	3,990,898	2,305,261

INTEREST EXPENSE
Deposits
Demand	89,175	90,421
Savings	48,203	41,590
Time deposits below $100,000	645,533	425,282
Time deposits above $100,000	358,185	161,940
Other borrowed funds	18,591	37,784

Total Interest Expense	1,159,687	757,017

NET INTEREST INCOME	2,831,211	1,548,244
PROVISION FOR LOAN LOSSES (Note 6)	385,595	227,200

NET INTEREST INCOME AFTER PROVISION FOR LOAN LOSSES	2,445,616	1,321,044

NONINTEREST INCOME
Bank service charges and fees	282,450	152,645
Commissions and fees from loan originations	2,151,002	1,353,920

Total Noninterest Income	2,433,452	1,506,565

NONINTEREST EXPENSES
Salaries and employee benefits (Notes 19)	4,332,828	2,311,269
Occupancy expenses	338,180	208,918
Equipment expenses	365,296	283,929
Other operating expenses (Note 25)	2,080,259	1,220,146

Total Noninterest Expenses	7,116,563	4,024,262

NET LOSS	$(2,237,495)	$(1,196,653)

Net Loss Per Share Basic and Diluted	$(1.19)	$(1.05)

Weighted Average Shares Outstanding	1,887,458	1,143,262

The accompanying notes are an integral part of these financial statements.

TRANSCOMMUNITY BANKSHARES INCORPORATED

CONSOLIDATED STATEMENTS OF STOCKHOLDERS’ EQUITY

FOR THE YEARS ENDED DECEMBER 31, 2003 AND 2002

	Shares of Common Stock	Common Stock Subscriptions	Expenses of Stock Offering	Common Stock	Paid in Surplus	Accumulated Deficit	Accumulated Other Comprehensive Income (Loss)	Total Stockholders’ Equity
Balance, December 31, 2001	772,586	$803,800	$(217,189)	$7,726	$7,523,617	$(1,591,705)	$(6,216)	$6,520,033
Comprehensive Loss
Net Loss						(1,196,653)		(1,196,653)
Unrealized gain on securities available for sale							5,716	5,716

Total comprehensive loss								(1,190,937)
Common stock subscriptions received	7,522,830							7,522,830
Common stock issued (Note 10)	832,663	(8,326,630)		8,326	8,318,304
Payment to dissenting shareholder					(10,000)			(10,000)
Expenses of stock offering			(371,146)					(371,146)

Balance, December 31, 2002	1,605,249		(588,335)	16,052	15,831,921	(2,788,358)	(500)	12,470,780
Comprehensive Loss
Net Loss						(2,237,495)		(2,237,495)
Unrealized loss on securities available for sale							(9,363)	(9,363)

Total comprehensive loss								(2,246,858)
Common stock subscriptions received		4,691,976						4,691,976
Common stock issued (Note 10)	436,764	(4,691,976)		4,368	4,687,608
Expenses of stock offering			(88,117)					(88,117)
Transfer of stock offering expenses			676,452		(676,452)
Exercise of stock options (Note 17)	600			6	5,994			6,000
Award of restricted stock (Note 10)	25,000			250	238,750			239,000
Deferred compensation expense					(171,339)			(171,339)

Balance, December 31, 2003	2,067,613	$0	$0	$20,676	$19,916,482	$(5,025,853)	$(9,863)	$14,901,442

The accompanying notes are an integral part of these financial statements.

TRANSCOMMUNITY BANKSHARES INCORPORATED

CONSOLIDATED STATEMENTS OF CASH FLOWS

FOR THE YEARS ENDED DECEMBER 31, 2003 AND 2002

	2003	2002
CASH FLOWS FROM OPERATING ACTIVITIES
Net loss	$(2,237,495)	$(1,196,653)
Adjustments to reconcile net loss to net cash used in operating activities:
Depreciation and amortization	268,985	214,253
Provision for loan losses	385,595	227,200
Loss on disposition of property and equipment	2,561	10,399
Accretion income	(12,050)	(3,662)
Restricted stock award expense	67,661
Net change in:
Other assets	(476,300)	11,558
Accrued expenses and other liabilities	(14,306)	52,364

Net Cash Used in Operating Activities	(2,015,349)	(684,541)

CASH FLOWS FROM INVESTING ACTIVITIES
Net increase in loans	(29,007,719)	(21,720,185)
Purchase of securities held-to-maturity	(39,290,995)	(3,400,000)
Purchase of securities available-for-sale	(5,729,308)
Purchase of Federal Reserve Bank stock		(156,000)
Proceeds from maturities of securities held-to-maturity	25,663,000	8,402,962
Proceeds from maturities of securities available-for-sale	3,805,000
Proceeds from sale of property	764	30,000
Payments for the purchase of property	(3,116,043)	(394,869)

Net Cash Used in Investing Activities	(47,675,301)	(17,238,092)

CASH FLOWS FROM FINANCING ACTIVITIES
Net Change in federal funds purchased	(749,439)	1,250,439
Proceeds from common stock subscriptions	4,691,976	7,522,830
Proceed from exercise of stock options	6,000
Payment to dissenting shareholder		(10,000)
Proceeds (curtailment) of notes payable	1,000,000	(115,588)
Net change in:
Demand deposits	15,143,241	5,841,300
Savings deposits	2,665,966	1,621,394
Time deposits	28,153,327	7,663,403
Costs associated with stock offering	(88,117)	(310,667)

Net Cash Provided by Financing Activities	50,822,954	23,463,111

Net increase in cash and cash equivalents	1,132,304	5,540,478
Cash and Cash Equivalents, Beginning of Year	6,967,473	1,426,995

Cash and Cash Equivalents, End of Year	$8,099,777	$6,967,473

The accompanying notes are an integral part of these financial statements.

TRANSCOMMUNITY BANKSHARES INCORPORATED

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

NOTE 1 REORGANIZATION:

TransCommunity Bankshares Incorporated (“TransCommunity”) was organized in March, 2001. Effective August 15, 2001, TransCommunity became a bank holding company for Bank of Powhatan, N.A. (“the Bank”), pursuant to a plan of reorganization (“Plan” or “Reorganization”) whereby the shareholders of the Bank exchanged their common stock for common stock of TransCommunity, and the Bank became a wholly owned subsidiary of TransCommunity. The Reorganization was accounted for on a pooling of interest basis. On January 1, 2001, the Bank purchased Main Street Mortgage and Investment Corporation (“Main Street”) which became a wholly owned subsidiary of the Bank. The accompanying financial statements reflect the transactions of the Bank and Main Street for the years 2003 and 2002.

NOTE 2 SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES:

Nature of Operations – TransCommunity is a bank holding company whose principal activity is the formation, ownership and operation of independently managed community banks. TransCommunity’s subsidiary, the Bank of Powhatan, N.A. was organized and incorporated as a national banking association in 1999. Bank of Powhatan, N.A. commenced operations on March 20, 2000. TransCommunity’s newest subsidiary, Bank of Goochland, N.A. was organized and incorporated during 2002, and commenced operations on November 25, 2002. As nationally chartered banks, TransCommunity’s subsidiary Banks are subject to regulation by the Office of the Comptroller of the Currency, the Federal Deposit Insurance Corporation and the Board of Governors of the Federal Reserve System. The Banks provide general banking services to individuals, small and medium-size businesses and the professional communities of Powhatan, Amelia, and Goochland Counties and surrounding areas. Main Street, a wholly owned subsidiary of the Bank of Powhatan, N.A., originates commercial and residential real estate loans for investors throughout the state.

Consolidation Policy – The consolidated financial statements include TransCommunity, Bank of Powhatan, N.A., Bank of Goochland, N.A. and Main Street. All significant intercompany balances and transactions have been eliminated.

Use of Estimates – The preparation of financial statements in conformity with generally accepted accounting principles requires management to make estimates and assumptions that affect certain reported amounts and disclosures. Accordingly, actual results could differ from those estimates. A material estimate that is particularly susceptible to significant change in the near term is the determination of the allowance for loan losses, which is sensitive to changes in local economic conditions. Another estimate which is particularly susceptible to significant change in the near term is the determination of the value of goodwill relating to the purchase of Mainstreet which is sensitive to changes in the volume of real estate loan originations (See Note 16). Estimates are also used to calculate the fair value of assets, liabilities, grants of stock options and awards of nonvested restricted stock.

Investment Securities – Management determines the appropriate classification of securities at the time of purchase. If management has the intent and ability at the time of purchase to hold securities until maturity, they are classified as held to maturity and carried at amortized historical cost. The amortization of premiums and accretion of discounts are recognized in interest income using methods approximating the effective interest method over the period to maturity. Securities not intended to be held to maturity are classified as available for sale and carried at fair value. Gains and losses on the sale of securities are recorded on the trade date and are determined using the specific identification method.

TRANSCOMMUNITY BANKSHARES, INC.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (CONTINUED)

NOTE 2 SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (CONTINUED):

Loans and Allowance for Loan Losses – Loans are carried on the balance sheet net of the allowance for loan losses and any deferred fees or costs on originated loans. Interest, fees and costs related to loans are recognized over the lives of the related loans using the effective interest method. The accrual of interest on impaired loans is discontinued when, in the opinion of management, the interest income recognized will not be collected. Past due status is based on the contractual terms of the loan.

The allowance for loan losses is established through a provision for loan losses charged to expense. Loans are charged against the allowance for loan losses when management believes that collectibility of the principal is unlikely. The allowance for loan losses is evaluated on a regular basis by management. It is based upon management’s periodic review of the collectibility of the loans, industry historical experience, the nature and volume of the loan portfolio, adverse situations that may affect the borrower’s ability to repay, estimated value of any underlying collateral, and prevailing economic conditions. This evaluation is inherently subjective, since it requires estimates that are susceptible to significant revision as more information becomes available.

Premises and Equipment – Land, buildings and equipment are recorded at cost less accumulated depreciation. Depreciation is computed using the straight-line method over the estimated useful lives of the assets.

Advertising Cost – Advertising costs are expensed in the period incurred.

Income Taxes – Deferred income tax assets and liabilities are determined using the liability (or balance sheet) method. Under this method, the net deferred tax asset or liability is determined based on the tax effects of the temporary differences between the book and tax bases of the various balance sheet assets and liabilities and gives current recognition to changes in tax rates and laws.

Cash and Cash Equivalents – Cash and cash equivalents as used in the cash flow statements include cash and due from banks and federal funds sold.

Earnings per Share – Earnings per share have been calculated using the weighted average shares outstanding excluding 25,000 shares issued as nonvested restricted stock.

NOTE 3 DEPOSITS IN AND FEDERAL FUNDS SOLD TO BANKS:

TransCommunity had cash on deposit and federal funds sold to other commercial banks amounting to $7,281,570 and $6,669,997 at December 31, 2003 and 2002, respectively. Deposit amounts at other high credit quality commercial banks may, at times, exceed federally insured limits.

TRANSCOMMUNITY BANKSHARES INCORPORATED

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (CONTINUED)

NOTE 4 INVESTMENTS SECURITIES:

The amortized cost and estimated fair value of securities are as follows:

Securities Available for Sale

December 31, 2003

	Amortized Cost	Gross Unrealized Gains	Gross Unrealized Losses	Fair Value
U.S. Agency notes	$2,324,308	$10,450	$(20,313)	$2,314,445

Securities Held to Maturity

December 31, 2003

	Amortized Cost	Gross Unrealized Gains		Gross Unrealized Losses	Fair Value
U.S. Agency discount Notes	$12,489,180	$		$(7,340)	$12,481,840
U.S. Agency notes	4,949,845		2,078	(17,874)	4,934,049

Total Securities Held to Maturity	$17,439,025		$2,078	$(25,214)	$17,415,889

Securities Available for Sale

December 31, 2002

	Amortized Cost	Gross Unrealized Gains	Gross Unrealized Losses	Fair Value
U.S. Agency discount note	$400,000	$	$(500)	$399,500

Securities Held to Maturity

December 31, 2002

	Amortized Cost	Gross Unrealized Gains	Gross Unrealized Losses	Fair Value
U.S. Agency discount notes	$3,398,980	$83	$(66)	$3,398,997
U.S. Agency notes	400,000			400,000

Total Securities Held to Maturity	$3,798,980	$83	$(66)	$3,798,997

The amortized cost and fair value of investment securities at December 31, 2003, by contractual maturity, are shown in the following schedule. Expected maturities will differ from contractual maturities because borrowers may have the right to call or prepay obligations with or without call or prepayment penalties.

	Amortized Cost	Fair Value	Weighted Average Yield
Securities Available for Sale
Due after one year through five years	$1,919,656	$1,919,950	3.86%
Due after five years through ten years	404,652	394,495	3.24%

	$2,324,308	$2,314,445	3.75%

TRANSCOMMUNITY BANKSHARES INCORPORATED

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (CONTINUED)

NOTE 4 INVESTMENTS SECURITIES (CONTINUED):

Securities Held to Maturity

Due within one year	$12,489,180	$12,481,840	1.00%
Due after one year through five years	1,999,845	1,998,533	4.01%
Due after five years through ten years	2,950,000	2,935,516	4.70%

Total	$17,439,025	$17,415,889	1.71%

The Company does not have any debt security which has been in a loss position for more than one year.

The carrying amount (which approximates fair value) of securities pledged by the Banks to secure deposits and for other purposes amounted to $3,797,901 at December 31, 2003.

As nationally chartered banks, TransCommunity’s subsidiary Banks are required to hold stock in the Federal Reserve Bank. The investment in Federal Reserve Bank stock is recorded at cost of $357,300 as of December 31, 2003 and 2002.

NOTE 5 LOANS:

Loans receivable outstanding at December 31, are summarized as follows:

	2003	2002
Commercial, financial and agricultural	$28,094,683	$16,042,940
Real estate—construction	16,187,000	6,379,000
Real estate—mortgage	13,357,000	8,320,000
Installment loans to individuals	8,481,000	6,375,000

Total Loans	66,119,683	37,116,940
Allowance for loan losses	(842,819)	(462,200)

Net Loans Receivable	$65,276,864	$36,654,740

NOTE 6 ALLOWANCE FOR LOAN LOSSES:

A summary of the changes in the allowance for the loan losses is shown in the following schedule:

	2003	2002
Balance, beginning of year	$462,200	$235,000
Provision charged to operating expenses	385,595	227,200
Loan charge offs	(4,976)

Balance, End of Year	$842,819	$462,200

Percentage of Allowance for Loan Losses to Total Loans	1.27%	1.25%

At December 31, 2003, TransCommunity’s banks had loans totaling $1,198 that were on nonaccrual status.

TRANSCOMMUNITY BANKSHARES INCORPORATED

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (CONTINUED)

NOTE 7 PREMISES AND EQUIPMENT:

Premises and equipment at December 31, are summarized as follows:

	2003	2002
Land and land improvements	$1,486,805	$626,236
Buildings	2,511,721	843,975
Furniture and equipment	1,646,085	1,077,850
Construction in progress	111,936	101,777

	5,756,547	2,649,838
Less accumulated depreciation	(666,572)	(403,596)

Premises and Equipment	$5,089,975	$2,246,242

The depreciation expense on premises and equipment for 2003 and 2002 was $268,985 and $214,253, respectively.

NOTE 8 DEPOSITS:

The aggregate amount of time deposits with a minimum denomination of $100,000 was $19,983,300 and $8,471,502 at December 31, 2003 and 2002, respectively.

At December 31, 2003, the scheduled maturities of certificates of deposit are as follows:

Less than three months	$13,578,213
Over three months through six months	6,947,246
Over six months through twelve months	9,809,152
Over twelve months through thirty-six months	10,539,223
Over thirty-six months	8,497,323

Total	$49,371,157

NOTE 9 NOTES PAYABLE:

In 2003, TransCommunity entered into a line of credit arrangement that will provide up $1,250,000 of financing to be used primarily as working capital. The line of credit has a rate of  1/2% over the prime rate as published in the Wall Street Journal. This renewable line of credit matures on December 31, 2004 and is secured by 150,000 shares of stock of the Bank of Powhatan, N.A. owned by TransCommunity. At December 31, 2003, TransCommunity had outstanding borrowings of $1,000,000 carrying an interest rate of 4 1/2% and $250,000 of available and unused credit.

In 2002, TransCommunity purchased a two acre parcel in the Town of Louisa as a site for the Bank of Louisa for $200,000. The trustee of the trust that sold this property to TransCommunity is a member of the Board of Directors of the Bank of Louisa. The Board received two independent appraisals regarding the parcel and believes that the terms of the purchase are equal to or better than the terms that might be available for similar property purchased from an unrelated third-party. In connection with this transaction, the seller financed $198,000 at an interest rate of 4.75% with principal and interest due on November 1, 2003. In October 2003, this indebtedness was extended until November 1, 2004 at an interest rate of 6% per annum.

TRANSCOMMUNITY BANKSHARES INCORPORATED

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (CONTINUED)

NOTE 10 CAPITAL STOCK:

Effective March 30, 2000, Bank of Powhatan, N.A. issued 670,836 shares of common stock. In 2001, an additional 100 shares were sold to an officer of the bank resulting in 670,936 shares outstanding. Effective August 15, 2001, Bank of Powhatan, N.A.’s common stock (except for 1,000 shares held by a dissenting shareholder) was exchanged for 669,936 shares of TransCommunity common stock on a one for one basis. During the first quarter of 2002, TransCommunity acquired the 1,000 shares of Bank of Powhatan common stock held by the dissenting shareholder for $10,000.

Over the period 2000—2001, the organizing directors of TransCommunity, Bank of Goochland, N.A. and Bank of Louisa, N.A. (I.O.) subscribed to 102,650 shares of common stock at $10.00 per share. $110,165 of the subscription proceeds of $1,026,500 was used to pay organizational expenses incurred prior to the incorporation of TransCommunity.

In September, 2001, TransCommunity began offering 1,500,000 shares of common stock to the public for sale at $10.00 per share. The per share offering price increased to $14 per share effective May 1, 2003. As of December 31, 2003, TransCommunity had sold an aggregate of 1,269,427 shares in the offering and had received gross proceeds of $13,018,606. During 2003 and 2002, pursuant to this offering, TransCommunity issued 355,680 and 832,663 shares of stock, respectively for $10 per share and 81,084 shares for $14 per share from May 1, 2003 to December 31, 2003. TransCommunity has incurred total costs relating to raising capital in the amount of $676,452. Of these costs, $88,117 was incurred during 2003. During 2003, options were exercised to purchase 600 shares at $10.00 per share. In addition on December 8, 2003, the Board of Directors awarded 25,000 shares of restricted stock to the Chief Executive Officer of TransCommunity. The “fair value” of the award of $239,000 was estimated using current market and acquisition data and discounted for the lack of marketability. The compensation cost related to the restricted stock award is being expensed over the period of the restrictions. Compensation expense of $67,661 was recorded for 2003 and $171,339 deferred to future periods. These transactions resulted in 2,067,613 shares being issued and outstanding as of December 31, 2003.

TransCommunity used $5 million of these proceeds to capitalize the Bank of Goochland, N.A The balance, and any future proceeds will be used to capitalize the Bank of Louisa, N.A. (I.O.) and for general corporate purposes.

NOTE 11 DIVIDEND LIMITATIONS ON SUBSIDIARY BANKS:

The principal source of funds of TransCommunity will be dividends paid by its subsidiary Banks. Dividends paid by the Banks are limited by banking regulations and retained earnings. Approval of the Comptroller of the Currency is required if the dividends declared by a national bank, in any year, exceed the sum of (1) net income for the current year and (2) income, net of dividends, for the preceding two years. As of December 31, 2003, the Banks had an accumulated deficits of $1,356,241 and therefore no amount was available for dividends.

NOTE 12 INCOME TAXES:

The components of income tax expense (benefit) are as follows:

December 31,
	2003	2002
Current benefit	$—	$—
Deferred expense	—	—

Net Federal Income Tax Expense	$—	$—

TRANSCOMMUNITY BANKSHARES INCORPORATED

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (CONTINUED)

NOTE 12 INCOME TAXES (CONTINUED):

The deferred tax effects of temporary differences relating to operations are as follows:

	December 31,
	2003	2002
Provision for loan losses	$(162,687)	$(40,381)
Amortization of organization and start-up costs	47,997	53,624
Goodwill	7,274	7,274
Depreciation	112,998	45,833
Charitable contribution carryover	(12,385)	(719)
Award of restricted stock	(23,005)
Net operating loss carryforward	(726,901)	(452,646)

	(756,709)	(387,015)

Increase in valuation allowance	756,709	387,015

Deferred Income Tax Expense	$—	$—

At December 31, 2003, TransCommunity had total net operating losses carryforwards of $4,567,405 which begin to expire in 2022. At this time there is insufficient evidence to conclude that TransCommunity will produce taxable income in the future against which deductible temporary differences can be utilized. The deferred tax benefit recognized, at December 31, 2003 and 2002, is fully offset by a valuation allowance.

The components of the net deferred tax asset at December 31 are as follows:

	2003	2002
Deferred tax assets:
Allowance for loan losses	$270,539	$107,852
Organization and start-up costs	95,138	143,135
Charitable contribution carryover	15,849	3,464
Award of restricted stock	23,005
Net operating loss carryforward	1,552,917	826,016
Unrealized loss on available for sale securities	3,373	170

Total Deferred Tax Asset	1,960,821	1,080,637
Less: Valuation allowance	(1,759,497)	(999,585)

	201,324	81,052

Deferred tax liabilities:
Goodwill	14,548	7,274
Depreciation	186,776	73,778

	201,324	81,052

Net Deferred Tax Asset	$—	$—

TRANSCOMMUNITY BANKSHARES INCORPORATED

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (CONTINUED)

NOTE 12 INCOME TAXES (CONTINUED):

The following table summarizes the differences between the actual income tax expense and the amounts computed using the federal statutory tax rates:

	2003	2002
Income tax benefit at the applicable federal rate	$760,749	$406,862
Increase in valuation allowance for deferred taxes	(756,709)	(387,015)
Nondeductible expenses	(4,040)	(15,285)
Other		(4,562)

Income Tax Expense	$—	$—

NOTE 13 RELATED PARTY TRANSACTIONS:

Officers and directors of TransCommunity (and companies controlled by them) were customers of and had transactions with TransCommunity’s subsidiary Banks in the normal course of business. These loan and deposit transactions were made on substantially the same terms as those prevailing for other customers and did not involve an abnormal risk. TransCommunity’s subsidiary banks have granted loans to principal officers and directors and their affiliates amounting to $1,764,147 at December 31, 2003 and $467,048 at December 31, 2002. During the year ended December 31, 2003, total principal additions were $2,817,954 and principal payments were $1,520,855.

Mr. Wiley, TransCommunity’s Chairman and Chief Executive Officer, is also majority shareholder of DPO Holdings, Inc. (“DPO”), a privately held consulting and management corporation. On June 2, 2001, TransCommunity entered into an agreement with DPO to provide the following consulting services: assistance with the applications for the proposed new banks, accounting services, coordination of all administrative aspects of the securities offering, and assistance with the development of a strategic business plan, web sites, internet banking, and non-banking products and services to be offered by TransCommunity and its affiliates. Payments of $60,000 were paid during 2002 under the contract. The agreement with DPO expired June 30, 2002, and has not been renewed.

In February, 2003, TransCommunity purchased for $850,000 an approximate two acre tract of land, located at the intersection of U.S. Route 250 and State Route 621 in the Centerville area of Goochland County, as a permanent main office location for Bank of Goochland. The party from whom this land was purchased was a partnership in which Troy A. Perry, a director of TransCommunity, owns a 15% limited partnership interest. The purchase contract provided that, prior to the construction of Bank of Goochland’s main office, the seller would provide site improvements to the property that TransCommunity estimated to have a value of approximately $150,000. The site improvements were provided as contemplated and the Bank of Goochland completed construction of its main office and opened for business at that site in October, 2003.

Effective June 1, 2003, in contemplation of the initial opening the Bank of Louisa as a branch of Bank of Powhatan, Bank of Powhatan leased for 12 months an office location in the Town of Louisa from John J. Purcell, Jr., a director of TransCommunity. The lease required no rental payments, but in exchange for the landlord foregoing monthly rent, Bank of Powhatan agreed to make certain tenant improvements to the leased premises that would revert to the landlord at the termination of the lease. The Bank of Louisa branch of Bank of Powhatan opened for business at this location in October, 2003. Upon completion of the new main office of Bank of Louisa, N.A., which is currently under construction at a separate location in the Town of Louisa, Bank of Powhatan will terminate the existing lease with Mr. Purcell and certain tenant improvements made at a cost of approximately $67,000 will revert to Mr. Purcell as landlord. If the Bank of Powhatan desires to extend the lease past June 1, 2004, the extension will be on a month-to-month basis at a rental of $1,000 per month.

TRANSCOMMUNITY BANKSHARES INCORPORATED

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (CONTINUED)

NOTE 14 CONCENTRATION OF CREDIT RISK:

Most of the Banks’ loans are made to customers in the Banks’ trade areas. Accordingly, the ultimate collectibility of the Banks’ loan portfolio is susceptible to changes in local economic conditions. The types of loans made by the Banks are described in Note 5. Collateral required by the Banks is determined on an individual basis depending on the nature of the loan and the financial condition of the borrower. TransCommunity has a concentration of loans to borrowers involved in construction and land development. Loans to these borrowers amounted to approximately 24% of the total loan portfolio at December 31, 2003.

NOTE 15 STATEMENTS OF CASH FLOWS:

	2003	2002
Supplemental disclosure of cash paid during the year for:
Interest	$1,091,995	$752,026
Non-cash financing and investing transactions:
Note payable issued as part of the purchase of land for the Bank of Louisa, N.A. (I.O.)		198,000
Accounts payable for costs associated with stock offering		72,350
Deferred cost of restricted stock award	171,339

NOTE 16 PURCHASE OF SUBSIDIARY:

Other assets include $320,917 of goodwill attributable to the purchase of Main Street Mortgage and Investment Corporation by the Bank of Powhatan, N.A. In June of 2001, the Financial Accounting Standards Board (“FASB”) issued SFAS No. 142 “Goodwill and Other Intangible Assets.” The new accounting standard requires that goodwill not be amortized; however, it is tested for impairment and adjusted to fair value using one of several valuation methods. The goodwill, related to the above purchase, was tested for impairment during the fourth quarter of 2003 after TransCommunity had completed its annual forecast and budget. The estimated fair value of Main Street exceeded its carrying value at its subsidiary level. The estimated fair value was based on earnings forecast for the next year.

NOTE 17 STOCK OPTION PLAN:

A stock option plan was adopted by the Board of Directors of the Bank of Powhatan, N.A. on May 8, 2001. This Plan was adopted by TransCommunity effective August 15, 2001 in connection with the Reorganization whereby the Bank of Powhatan, N.A. became a subsidiary of TransCommunity. The purpose of the Plan is to reward employees and directors for services rendered and investment risks undertaken to date and to promote the success of TransCommunity and its subsidiaries by providing incentives to employees and directors that will promote the identification of their personal interest with the long-term financial success of TransCommunity, its subsidiaries and with growth in shareholder value. Under the Plan, annual grants of stock options are limited to 10,000 shares for each employee and 7,500 shares for each director. The Plan provides that options for up to 330,000 shares of TransCommunity common stock may be issued. The exercise price may not be less than 100% of the fair market value of the

TRANSCOMMUNITY BANKSHARES INCORPORATED

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (CONTINUED)

NOTE 17 STOCK OPTION PLAN (CONTINUED):

shares on the award date. Unless the Stock Option Committee determines otherwise, one-third of an award becomes vested and exercisable on each of the first three anniversaries of the award date. Each award becomes fully vested and exercisable in the event of a change in control of TransCommunity. All options are subject to exercise or forfeiture if TransCommunity’s capital falls below its minimum requirements, as determined by its primary regulator, and TransCommunity’s primary regulator so directs. The Plan will expire on May 7, 2011, unless terminated sooner by the Board of Directors. On May 16, 2001 and April 15, 2003, options to acquire 45,575 and 226,200 shares, respectively, were awarded under the Plan; these options have an exercise price of $10 per share and a term of ten years. In addition, on April 15, 2003, options were awarded to executive officers, under existing employments agreements, to acquire 51,000 shares. These options were exercisable at December 31, 2003.

The fair value of each option granted on April 15, 2003 was $3.30 using the “Black Scholes Option Pricing” method with the following assumptions: risk free interest rate 4.00%, expected life – 10 years, expected volatility – zero and expected dividends of zero. No options have expired as December 31, 2003, however 600 options have been exercised pursuant to the Plan.

A summary of the options granted is shown in the following table:

	2003	2002
Outstanding at beginning of the year	45,575	45,575
Granted	277,200
Exercised	(600)

Outstanding at end of the year	322,175	45,575

Options exercisable at end of year	81,378	15,192

Exercise Price	$10.00	$10.00
Weighted average remaining contracted life at December 31, 2003	108 Months

TransCommunity accounts for the plan under the recognition and measurement principles of APB No. 25, Accounting for Stock Issued to Employees, and related Interpretations. No stock-based employee compensation cost is reflected in the net loss, as all options granted under the plan had an exercise price equal to the market value of the underlying common stock on the date of grant. The following table illustrates the effect on net loss and loss per share as if TransCommunity had applied the fair value recognition provisions of FASB Statement No. 123, Accounting for Stock-Based Compensation, to the stock option plan.

Net loss, as reported	$(2,237,495)	$(1,196,653)
Deduct: Total stock-based employee compensation expense determined under fair value based method	(521,566)	(69,939)

Pro Forma Net Loss	$(2,759,061)	$(1,266,592)

Loss per Share:
Basic—as reported	$(1.19)	$(1.05)

Basic—pro forma	$(1.46)	$(1.11)

TRANSCOMMUNITY BANKSHARES INCORPORATED

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (CONTINUED)

NOTE 18 REGULATORY MATTERS:

Both TransCommunity and its subsidiaries are subject to various regulatory capital requirements administered by the federal banking agencies. If TransCommunity, or its subsidiary Banks, fail to meet minimum capital requirements, its primary regulators can initiate certain mandatory and possible additional discretionary actions. If such actions are undertaken, they could have a direct material effect on TransCommunity’s financial statements. Under capital adequacy guidelines and the regulatory framework for prompt corrective action, TransCommunity’s subsidiary Banks must meet specific capital guidelines that involve quantitative measures of each Bank’s assets, liabilities, and certain off-balance sheet items as calculated under regulatory accounting practices. Capital amounts and classification are also subject to qualitative judgements by the regulators about components, risk weightings, and other factors. Prompt corrective action provisions are not applicable to bank holding companies.

Banking laws and regulations limit the amount of dividends that may be paid without prior approval of the Banks’ regulatory agency. Under that limitation, no dividends may be paid while there is an accumulated deficit.

Quantitative measures are established by bank regulations to ensure capital adequacy. The Banks are required to maintain minimum amounts and ratios of total and Tier 1 capital (as defined in the regulations) to risk-weighted assets (as defined) and of Tier 1 capital (as defined) to average assets (as defined). At December 31, 2003, the Banks’ capital significantly exceeded the amounts required for well-capitalized de novo banks.

The actual and required capital amounts and ratios for the years ended December 31, 2003 and 2002 for TransCommunity on a consolidated basis are as follows (dollars in thousands):

	Actual		Minimum Capital Requirement		Minimum To Be Well Capitalized Under Prompt Corrective Action Provisions
	Amount	Ratio	Amount	Ratio	Amount	Ratio
December 31, 2003
Total Capital to Risk Weighted Assets	$15,754	21%	$5,878	8%	$7,348	10%
Tier 1 Capital to Risk Weighted Assets	14,911	20%	2,939	4%	4,408	6%
Tier 1 Capital to Average Assets	14,911	20%	3,024	4%	3,781	5%

TRANSCOMMUNITY BANKSHARES INCORPORATED

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (CONTINUED)

NOTE 18 REGULATORY MATTERS (CONTINUED):

December 31, 2002
Total Capital to Risk Weighted Assets	$12,825	45%	$2,265	8%	$2,831	10%
Tier 1 Capital to Risk Weighted Assets	12,471	44%	1,133	4%	1,699	6%
Tier 1 Capital to Average Assets	12,471	29%	1,717	4%	2,146	5%

As of June 30, 2003 the most recent date of notification, the Office of the Comptroller of the Currency categorized Bank of Powhatan, N.A. as Well Capitalized under the regulatory framework for prompt corrective action. To be categorized as well capitalized, an institution must maintain minimum total risk-based, Tier 1 risk-based and Tier 1 leverage ratios as shown in the above table. There are no conditions or events since this date that management believes have changed Bank of Powhatan, N.A.’s category. As a newly chartered institution, no notification has been received for the Bank of Goochland, N.A; however, management has determined that the Bank of Goochland, N.A. is well capitalized.

NOTE	19 EMPLOYMENT AGREEMENTS:

Mr. Wiley has served as chief executive officer of TransCommunity under an employment agreement with TransCommunity since June 27, 2001. Effective December 8, 2003, TransCommunity and Mr. Wiley entered into a new employment agreement. The new agreement is for a two-year term beginning January 1, 2004 and ending December 31, 2005. The agreement is subject to a one-year extension subject to mutual agreement on compensation. Under the agreement Mr. Wiley will serve as Chairman of the Board of Directors and Chief Executive Officer, with the responsibility for performing such services and duties as TransCommunity’s Board of Directors may designate, for an annual base salary of $160,000 per annum, subject to increase, in the discretion of the Board, based on performance. In addition, the agreement provides for an annual performance bonus in the discretion of the Board. Other benefits include an $800,000 term life insurance policy (subject to certain conditions) and health and disability insurance coverage. The agreement provides for a monthly car allowance and an allowance for an annual physical examination.

Mr. Wiley serves at the pleasure of TransCommunity’s Board of Directors. If, during the term of the agreement, Mr. Wiley’s employment is terminated for cause (as defined), or if Mr. Wiley resigns without good reason (as defined), Mr. Wiley will be paid under the agreement to the date of termination. If Mr. Wiley is terminated without cause, or if Mr. Wiley resigns for good reason, he will be entitled to receive his base salary up to the end of the then current term of the agreement, plus an additional 24 months of base salary at the then current per annum amount. If Mr. Wiley should die during the term of the agreement, his estate will be entitled to a lump sum payment equal to two years base salary at the then current per annum amount.

TRANSCOMMUNITY BANKSHARES INCORPORATED

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (CONTINUED)

NOTE 19 EMPLOYMENT AGREEMENTS (CONTINUED):

The agreement imposes certain non-compete restrictions upon Mr. Wiley for a period of up to one year following termination of the agreement. Separately, but in connection with Mr. Wiley’s new employment agreement, the Board awarded Mr. Wiley 25,000 nonvested “restricted” shares of TransCommunity stock. The shares will vest and the restrictions will be removed in annual installments of 5,000 shares each beginning January 1, 2004 and ending on January 1, 2008. During the period of restriction, the restricted shares may not be sold, pledged or otherwise transferred except in limited circumstances. If Mr. Wiley dies, becomes disabled, retires after age 65, is terminated without cause or resigns for good reason, all remaining restrictions will lapse and the shares will be fully vested. If Mr. Wiley is terminated with cause or resigns without good reason, all shares that are still subject to restrictions shall be forfeited back to TransCommunity. During the period that the shares, or any portion thereof, are restricted, Mr. Wiley will have the full right to vote all 25,000 shares and to receive currently any dividends or other distributions made with respect to such shares other than dividends paid in the form of shares of TransCommunity’s common stock. Any dividends payable in shares of TransCommunity’s common stock shall be subject pro rata to the same restrictions on transferability as the restricted shares with respect to which such dividend or distribution was paid. The agreement also provides that the stock option award made to Mr. Wiley under his prior employment agreement will be amended to extend to one year the period for exercise of those options upon Mr. Wiley’s death, disability, retirement after age 65, termination without cause or resignation for good reason. Because there is no active trading market for TransCommunity’s common stock, TransCommunity is not able to value this award based on trading prices on the date of grant. For that reason, TransCommunity has valued the shares on the date of award at $9.56 per share, or $239,000 in the aggregate, based on TransCommunity’s book value at December 31, 2003, (1.66 x book value of $7.21 per share) less a 20% discount relating to the restriction on resale. The compensation cost related to the restricted stock award is being expensed over the period of the restrictions. Compensation expense of $67,661 was recorded for 2003 and $171,339 was deferred to future periods.

Effective June 27, 2001, TransCommunity and Mr. Bruce B. Nolte also entered into an employment agreement to serve as President and Chief Operating Officer of TransCommunity with the responsibility for performing such services and duties as TransCommunity’s Board of Directors may designate, for an annual base salary of $140,000, subject to increase at the discretion of the Board. Under the agreement, Mr. Nolte was awarded options to acquire 21,000 shares of common stock on April 15, 2003.

The contract is for a term of three years. Mr. Nolte serves at the pleasure of TransCommunity’s Board of Directors. If, during the term of the contract, Mr. Nolte’s employment is terminated without cause, Mr. Nolte will be entitled to a severance payment equal to his annual salary at that time. The contract also contains non-competition covenants for a period of one year following termination of Mr. Nolte’s employment.

Effective January 1, 2001, MSM Acquisition Co. (now Main Street) and Mr. Richard W. Mayhew entered into an employment contract under which Mr. Mayhew will serve as President and Chief Executive Officer of Main Street, with responsibility for performing such services and duties as Main Street’s Board of Directors or the Chairman of the Bank of Powhatan, N.A. may designate, for an annual base salary of $120,000. In addition, the contract provides for a potential bonus in each of the first seven years of the contract based on meeting specific performance goals. Mr. Mayhew did not receive a bonus for 2002 or 2003 under this provision. Other benefits include health and disability insurance and other benefits offered to executive employees of TransCommunity, Bank of Powhatan, N.A. or Main Street.

TRANSCOMMUNITY BANKSHARES INCORPORATED

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (CONTINUED)

NOTE	19 EMPLOYMENT AGREEMENTS (CONTINUED):

The contract is for a term of five years, with an automatic annual renewal thereafter unless notice of termination is provided 60 days before the end of a term. Mr. Mayhew serves at the pleasure of Main Street. If, during the term of the contract, Mr. Mayhew’s employment is terminated without cause, Mr. Mayhew will be entitled to a severance payment of $60,000. The contract also contains non-competition covenants for the term of the contract and until December 31, 2005.

Effective February 1, 2003, TransCommunity and Mr. Thomas M. Crowder entered into an employment agreement under which Mr. Crowder will serve as the Chief Financial Officer of TransCommunity, with the responsibility for performing such services and duties as TransCommunity’s Chief Executive Officer may designate, for an annual base salary of $115,000, subject to increase at the discretion of the Board. In addition, the contract provided for a signing bonus of $5,000 and a performance bonus if TransCommunity and Mr. Crowder agree to one in writing. Other benefits include term life insurance and health and disability insurance coverage.

The contract is for a term of three years. Mr. Crowder serves at the pleasure of TransCommunity’s Board of Directors. If, during the term of the contract, Mr. Crowder’s employment is terminated without cause, Mr. Crowder will be entitled to a severance payment equal to his annual salary at that time. If, during the term of the contract, Mr. Crowder’s employment is terminated within one year of a change in control of TransCommunity, Mr. Crowder will be entitled to severance pay equal to three times his annual salary in effect at that time. The contract also contains non-competition covenants for a period of six months following termination of Mr. Crowder’s employment.

NOTE 20 FAIR VALUE OF FINANCIAL INSTRUMENTS:

Statement of Financial Accounting Standards No. 107 (SFAS 107) “Disclosures About the Fair Value of Financial Statements” defines the fair value of a financial instrument as the amount at which a financial instrument could be exchanged in a current transaction between willing parties, other than in a forced liquidation sale. As the majority of the Banks’ financial instruments lack an available trading market, significant estimates, assumptions and present value calculations are required to determine estimated fair value.

Estimated fair value and the carrying value of financial instruments at December 31, 2003 and 2002 are as follows (in thousands):

	December 31, 2003		December 31, 2002
Financial Assets	Estimated Fair Value	Carrying Value	Estimated Fair Value	Carrying Value
Cash and due from bank	$7,914	$7,914	$3,447	$3,447
Federal funds sold	186	186	3,520	3,520
Investment securities	19,730	19,753	4,198	4,198
Federal Reserve Bank stock	357	357	357	357
Loans	66,567	66,120	37,455	37,117
Accrued interest receivable	304	304	165	165

TRANSCOMMUNITY BANKSHARES INCORPORATED

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (CONTINUED)

NOTE 20 FAIR VALUE OF FINANCIAL INSTRUMENTS (CONTINUED):

Financial Liabilities

Demand Deposits:
Non-interest bearing	11,949	11,949	5,531	5,531
Interest-bearing	15,529	15,529	6,804	6,804
Savings deposits	5,826	5,826	3,160	3,160
Time deposits	52,752	49,371	22,394	21,218
Federal funds purchased	501	501	1,250	1,250
Notes payable	1,198	1,198	199	198
Accrued interest payable	145	145	77	77

The carrying value of cash and due from banks, federal funds sold, interest-bearing deposits, Federal Reserve Bank stock, deposits with no stated maturities, and accrued interest approximates fair value. The estimated fair value of investment securities was based on closing market prices. The remaining financial instruments were valued based on the present value of estimated future cash flows, discounted at various rates in effect for similar instruments during the month of December.

NOTE 21 FINANCIAL INSTRUMENTS WITH OFF-BALANCE SHEET RISK:

In the normal course of business, the Banks have outstanding commitments and contingent liabilities, such as commitments to extend credit and standby letters of credit, which are not included in the accompanying consolidated financial statements. The Banks’ exposure to credit loss in the event of nonperformance by the other party to the financial instruments for commitments to extend credit and standby letters of credit is represented by the contractual or notional amount of those instruments. The Banks use the same credit policies in making such commitments as it does for instruments that are included in the consolidated balance sheet.

Financial instruments whose contract amount represents credit risk were as follows (dollars in thousands):

	December 31,
	2003	2002
Commitments to extend credit	$26,891	$11,019
Standby letters of credit	554	79

Commitments to extend credit are agreements to lend to a customer as long as there is no violation of any condition established in the contract. Commitments generally have fixed expiration dates or other termination clauses and may require payment of a fee. Since many of the commitments are expected to expire without being drawn upon, the total commitment amounts do not necessarily represent future cash requirements. Interest rates are determined when funds are disbursed. The Banks evaluate each customer’s creditworthiness on a case-by-case basis. The amount of collateral obtained, if deemed necessary by the Banks upon extension of credit, is based on management’s credit evaluation. Collateral held varies but may include accounts receivable, inventory, property and equipment, and income-producing commercial properties.

Standby letters of credit are conditional commitments issued by the Banks to guarantee the performance of a customer to a third party. Standby letters of credit generally have fixed expiration dates or other termination clauses and may require payment of a fee. The credit risk involved in issuing letters of credit is essentially the same as that involved in extending loan facilities to customers. The Banks’ policy for obtaining collateral, and the nature of such collateral, is essentially the same as that involved in making commitments to extend credit.

TRANSCOMMUNITY BANKSHARES INCORPORATED

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (CONTINUED)

NOTE 21 FINANCIAL INSTRUMENTS WITH OFF-BALANCE SHEET RISK (CONTINUED):

The Banks have not been required to perform on any financial guarantees during the past two years. The Banks have not incurred any losses on its commitments in either 2003 or 2002.

NOTE 22 COMMITMENTS AND CONTINGENT LIABILITIES:

Each TransCommunity subsidiary bank has entered into an agreement with FiServ Solutions, Inc. to provide data processing services. Each agreement is for an initial period of sixty months. Unless written notice of non-renewal is provided by either party at least 180 days before expiration of any term, each agreement shall automatically renew for a period of five years. The current consolidated monthly expense associated with these agreements is approximately $26,000 and is based on the level of accounts.

On August 15, 2002, TransCommunity entered into an agreement with an unrelated third-party to lease a building located at 2958 River Road West in Goochland County, and containing approximately 1200 square feet, as a temporary main office site for Bank of Goochland, N.A. Following the opening of Bank of Goochland’s permanent main office site, Bank of Goochland retained the Goochland Courthouse location as a branch office. The term of this lease is five years, and the amount of the base monthly rent is $1,500 per month. Effective November 25, 2002, this lease agreement was assigned by TransCommunity to Bank of Goochland, N.A. upon receipt by that Bank of its national banking charter.

TransCommunity Bankshares has entered into a lease agreement to rent 14,000 square feet of office space located at 4235 Innslake Drive, Glen Allen, Virginia. This office space, which TransCommunity began occupying in the fourth quarter of 2003, houses the corporate operations of TransCommunity as well as elements of Main Street and the offices of the new investment advisor subsidiary and the trust operations of the subsidiary Banks. The former corporate offices of TransCommunity have been turned over to Main Street Mortgage for use in its expanding sub-prime lending operation. Monthly lease payments of $12,951 are expected to commence in February, 2004.

In addition, Mainstreet and the Louisa Branch of the Bank of Powhatan operate in leased facilities. The leases generally contain options to extend the lease periods.

Pursuant to the terms of non-cancelable lease agreements in effect at December 31, 2003, pertaining to banking premises, future minimum rent commitments under various operating leases are as follows:

2004	$225,185
2005	301,330
2006	279,207
2007	249,963
2008	243,507
Thereafter	1,476,975

$2,776,167

Total rent expense for the years ended December 31, 2003 and 2002 amounted to $200,780 and $129,511, respectively.

TRANSCOMMUNITY BANKSHARES INCORPORATED

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (CONTINUED)

NOTE 23 BUSINESS SEGMENTS:

TransCommunity’s business segments include Bank of Powhatan, N.A. and Bank of Goochland, N.A., which operate as commercial banks, and Main Street, which originates mortgage loans for investors.

	Year Ended December 31, 2003
	(In Thousands)
	Banks	Main Street	Trans- Community[1]	Elimi- nations		Consolidated
Net interest income [1]	$2,814	$(6)	$23	$		$2,831
Provision for loan losses	(385)					(385)
Noninterest income [1]	282	2,151				2,433
Noninterest expense	(3,115)	(2,208)	(1,793)			(7,116)
Income (Loss) from subsidiaries	(63)		(467)		530

Net Income (Loss)	$(467)	$(63)	$(2,237)		$530	$(2,237)

Total Assets	$96,726	$1,023	$16,353		$(14,178)	$99,924

	Year Ended December 31, 2002
	(In Thousands)
	Banks	Main Street	Trans- Community[1]	Elimi- nations		Consolidated
Net interest income [1]	$1,562	$(22)	$8	$		$1,548
Provision for loan losses	(227)					(227)
Noninterest income [1]	152	1,354				1,506
Noninterest expense	(1,611)	(1,354)	(1,059)			(4,024)
Loss from subsidiaries	(22)		(146)		168

Net Loss	$(146)	$(22)	$(1,197)		$168	$(1,197)

Total Assets	$49,904	$893	$12,827		$(12,501)	$51,123

[1]	All revenue is received from external customers except for interest paid by Main Street to Bank of Powhatan, N.A.

NOTE 25 OTHER OPERATING EXPENSES:

Other operating expenses include the following:

	2003	2002
Advertising and public relations	$192,951	$67,881
Amortization of computer software	19,662	13,748
Charitable contributions	36,427	2,788
Consulting fees	134,035	119,981
Data processing fees	351,661	172,804
Directors’ and officers’ liability insurance	4,311	17,891
Filing and registration fees	21,143	52,807
Legal and accounting fees	377,155	197,080
Miscellaneous	60,729	37,848
OCC and FDIC assessment	47,271	23,812
Other insurance	9,311	47,649
Postage and freight	78,391	62,724
Stationery and supplies	200,242	104,923
Stock certificates and shareholder communications	20,630	24,227
Subscriptions and membership dues	32,107	16,851
Telephone	151,169	62,788
Training and personnel development	31,727	9,332
Travel, meals and entertainment	76,017	57,910
Other	235,320	127,102

	$2,080,259	$1,220,146

TRANSCOMMUNITY BANKSHARES INCORPORATED

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (CONTINUED)

NOTE 26 FOURTH QUARTER ADJUSTMENTS

During 2003, quarterly financial statements were prepared using estimated accruals. Year end adjustments to accruals increased the loss for the fourth quarter by approximately $90,000.

NOTE 27 PARENT CORPORATION ONLY FINANCIAL STATEMENTS:

BALANCE SHEETS

DECEMBER 31, 2003 AND 2002

	2003	2002
ASSETS
Cash	$5,249,345		$1,524,164
Property and equipment, net	405,563		364,118
Investment in subsidiaries	10,448,907		10,924,673
Other assets	77,490		14,107

Total Assets	$16,181,305		$12,827,062

LIABILITIES
Line of credit	$1,000,000	$
Accounts payable	78,074		151,829
Accrued expenses	3,789		6,453
Notes payable	198,000		198,000

Total Liabilities	1,279,863		356,282

STOCKHOLDERS’ EQUITY
Cost of stock offering			(588,335)
Common stock $.01 par value (5,000,000 shares authorized) 2,067,613 and 1,605,249 shares issued and outstanding	20,676		16,052
Paid-in-surplus	19,916,482		15,831,921
Accumulated deficit	(5,025,853)		(2,788,358)
Accumulated other comprehensive loss	(9,863)		(500)

Total Stockholders’ Equity	14,901,442		12,470,780

Total Liabilities and Stockholders’ Equity	$16,181,305		$12,827,062

TRANSCOMMUNITY BANKSHARES INCORPORATED

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (CONTINUED)

NOTE 27 PARENT CORPORATION ONLY FINANCIAL STATEMENTS (CONTINUED):

STATEMENTS OF INCOME

FOR THE YEARS ENDED DECEMBER 31, 2003 AND 2002

	2003	2002
Income
Interest income	$36,100	$14,519
Loss from subsidiaries	(466,399)	(145,643)

	(430,299)	(131,124)

Expenses
Salaries and employee benefits	993,533	545,934
Consulting fees	100,875	93,607
Legal and accounting fees	292,344	111,177
Filing and registration fees	3,112	8,266
Equipment expenses	78,431	52,744
Rent	44,437	39,942
Advertising and public relations	51,076	5,363
Other operating expenses	243,388	208,496

Total Expenses	1,807,196	1,065,529

Net Loss	$(2,237,495)	$(1,196,653)

TRANSCOMMUNITY BANKSHARES INCORPORATED

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (CONTINUED)

NOTE 27 PARENT CORPORATION ONLY FINANCIAL STATEMENTS (CONTINUED):

STATEMENTS OF CHANGES IN STOCKHOLDERS’ EQUITY

FOR THE YEARS ENDED DECEMBER 31, 2003 AND 2002

	Common Stock Subscriptions	Expenses of Current Stock Stock Offering	Common Stock	Paid in Surplus	Accumulated Deficit	Accumulated Other Comprehensive Loss	Total Stockholders Equity
BALANCE, December 31, 2001	$803,800	$(217,189)	$7,726	$7,523,617	$(1,591,705)	$(6,216)	$6,520,033
Comprehensive loss
Net Loss					(1,196,653)		(1,196,653)
Unrealized gain on securities available for sale						5,716	5,716

Total comprehensive loss							(1,190,937)
Common stock subscriptions received	7,522,830						7,522,830
Common stock issued	(8,326,630)		8,326	8,318,304			—
Payment to dissenting shareholder				(10,000)			(10,000)
Expenses of current stock offering		(371,146)					(371,146)

BALANCE, DECEMBER 31, 2002		(588,335)	16,052	15,831,921	(2,788,358)	(500)	12,470,780
Comprehensive loss
Net Loss					(2,237,495)		(2,237,495)
Unrealized loss on securities available for sale						(9,363)	(9,363)

Total comprehensive loss							(2,246,858)
Common stock subscriptions received	4,691,976						4,691,976
Common stock issued	(4,691,976)		4,368	4,687,608			—
Expenses of current stock offering		(88,117)					(88,117)
Transfer of stock offering expenses		676,452		(676,452)
Exercise of stock options			6	5,994			6,000
Award of restricted stock			250	238,750			239,000
Deferred compensation expense				(171,339)			(171,339)

BALANCE, DECEMBER 31, 2002	$0	$0	$20,676	$19,916,482	$(5,025,853)	$(9,863)	$14,901,442

TRANSCOMMUNITY BANKSHARES INCORPORATED

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (CONTINUED)

NOTE 27 PARENT CORPORATION ONLY FINANCIAL STATEMENTS (CONTINUED):

STATEMENT OF CASH FLOWS

FOR THE YEARS ENDED DECEMBER 31, 2003 AND 2002

	2003	2002
Operating Activities:
Net Loss	$(2,237,495)	$(1,196,653)
Adjustments to reconcile net loss to net cash used in operating activities:
Depreciation	23,111	16,734
Loss of subsidiary banks	466,399	145,643
Award of restricted stock	67,661
Net change in:
Other assets	(63,383)	(10,282)
Accounts payable	(73,755)	(21,587)
Accrued expenses and other liabilities	(2,660)	(90,612)

Net Cash Used in Operating Activities	(1,820,122)	(1,156,757)

Investing Activities:
Investment in subsidiaries		(5,200,000)
Proceeds from the sale of property	364
Payments for the purchase of property	(64,920)	(40,611)

Net Cash Used in Investing Activities	(64,556)	(5,240,611)

Financing Activities:
Proceeds from common stock subscriptions	4,691,976	7,522,830
Proceeds from exercise of stock options	6,000
Proceeds from line of credit	1,000,000
Payment to dissenting shareholder		(10,000)
Expenses of current stock offering	(88,117)	(310,667)

Net Cash Provided by Financing Activities	5,609,859	7,202,163

Net Increase in Cash and Cash Equivalents	3,725,181	804,795
Cash and Cash Equivalents, Beginning of Year	1,524,164	719,369

Cash and Cash Equivalents, End of Year	$5,249,345	$1,524,164

Supplemental Information:
Non-cash transactions:
Interest paid	$13,450	$—
Note payable issued as part of the purchase of land for the Bank of Louisa, N.A.(I.O.)	—	198,000
Other comprehensive income for subsidiary	(9,363)	5,716
Accounts payable for stock offering	—	72,350
Deferred cost of restricted stock award	171,339	—

Exhibit A

TransCommunity Financial Corporation

(formerly TransCommunity Bankshares Incorporated)

SUBSCRIPTION AGREEMENT

Subject to the terms of the offering of 1,000,000 shares of common stock of TransCommunity Financial Corporation (“TransCommunity”) described in TransCommunity’s prospectus dated May 25, 2004, (the “Prospectus”), I hereby subscribe for the number of shares (not less than 100) of common stock of TransCommunity set forth below for a purchase price of $15.00 per share. Enclosed with this Subscription Agreement is my check made payable to “TransCommunity Financial Corporation” in an amount equal to $15.00 per share for the shares for which I have subscribed.

I understand that my subscription is subject to acceptance by TransCommunity and to the additional terms described in the Prospectus. I understand that TransCommunity, in its sole discretion, may reject my subscription in whole or in part and may allot to me a fewer number of shares than for which I have subscribed.

I certify that I have read the Prospectus and that I am relying upon no representations other than those set forth in the Prospectus. I understand that when this Subscription Agreement is executed and delivered, it is irrevocable and binding upon me. I further understand and agree that my right to purchase shares hereunder may not be assigned or transferred to any third party without the express written consent of TransCommunity.

I HAVE READ AND UNDERSTAND THIS SUBSCRIPTION AGREEMENT.

Signature of Subscriber*	Additional signature (if required)

Print name	Print additional name (if required)

Date

*If joint tenancy or joint tenant with the right of survivorship is desired, both names and signatures are required; if a corporation, this Subscription Agreement must be executed by its president; if a trust, by all trustees; if by a partnership, by any general partner.

Please complete the reverse side.

Accepted by:

TRANSCOMMUNITY FINANCIAL CORPORATION

By:

	TransCommunity Agent’s Signature	Date

A-1

STOCK REGISTRATION FORM

PLEASE PRINT

Shares subscribed:

Aggregate price ($15.00 per share): $

Name(s) in which stock is to be registered

Home Address (Street or P.O. Box)

City, State and Zip Code

Daytime Phone	Evening Phone

Social Security Number or Taxpayer ID

Legal form of ownership:

☐ Individual	☐ Joint Tenants with Right of Survivorship
☐ Tenants in Common	☐ Uniform Transfers to Minors
☐ Other:

Complete all blanks on this Subscription Agreement, make checks payable to “TransCommunity Financial Corporation” and mail or deliver this Subscription Agreement and check to:

TransCommunity Financial Corporation

4235 Innslake Drive

Glen Allen, Virginia 23060

Any questions concerning subscriptions or the offering may be directed to William C. Wiley or Bruce B. Nolte, who are TransCommunity’s registered agents for this offering, at the above address or at

(804) 934-9999 (telephone) or (804) 934-9299 (facsimile).

A-2